UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03056436

FORM ~~20-F~~ AR/S

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-9987

B+H OCEAN CARRIERS LTD.
(Exact name of Registrant as specified in its charter)

Liberia
(Jurisdiction of incorporation
or organization)

3rd Floor, Par La Ville Place
14 Par La Ville Road
Hamilton HM 08, Bermuda
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

The number of shares outstanding of the registrant's common stock, $.01 par value, at December 31, 2002 was 3,840,522 shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17___ Item 18 _X

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3. KEY INFORMATION

A. Selected financial information

The following selected consolidated financial data of the Company and its subsidiaries are derived from and should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this annual report.

Income Statement Data:	Year ended December 31,				
	2002	2001	2000	1999	1998
Voyage, time and bareboat charter revenues	$ 64,537,505	$ 67,324,434	$ 52,648,963	$ 41,068,035	$ 58,665,656
Charter hire revenue from operating pools	-		-	3,947,180	-
Gain on vessel insurance recoveries	-	-	-	-	5,593,145
Other operating income	27,881	397,170	389,668	162,929	437,187
Voyage expenses	(28,683,727)	(21,728,221)	(12,581,990)	(13,098,665)	(13,437,582)
Vessel operating expenses	(16,282,104)	(15,582,033)	(14,427,864)	(16,984,769)	(26,054,558)
Charge for impairment of long-lived assets	-	-	(6,393,965)	(1,381,535)	(2,427,382)
Depreciation and amortization	(10,407,804)	(10,008,588)	(10,934,379)	(9,428,466)	(9,340,217)
General and administrative expenses	(3,503,418)	(3,839,088)	(3,668,951)	(2,789,291)	(3,200,095)
Income from operations	5,688,333	16,563,674	5,031,482	1,495,418	10,236,154
(Loss) gain on sale of vessels		(545,386)	(1,494,504)	(6,774,907)	132,438
Loss on equity investments	-	-	(1,564,934)	(221,238)	(28,140)
Minority interest in net income of consolidated subsidiary	-	(33,196)	-	-	-
Interest expense, net	(3,405,876)	(5,378,517)	(14,031,121)	(12,597,128)	(11,631,908)
Earn-out interest	1,004,150	-	(4,820,000)		
Loss on sale of subsidiary	-	-	(239,637)	(11,028)	-
Other income	-	-	-	20,333	287,500
Extraordinary gain on constructive retirement of 9 7/8 First Preferred Ship Mortgage Notes	797,875	513,131	63,932,944	-	-
Cumulative effect of change in accounting principle	-	-	-	-	1,403,816
Net income (loss)	$ 4,084,482	$ 11,119,706	$ 46,814,230	$ (18,088,550)	$ 399,860
Income (loss) before extraordinary gain and cumulative effect of change in accounting principle, per share	0.85	2.51	(3.97)	(4.19)	(0.23)
Extraordinary gain on constructive retirement of 9 7/8 First Preferred Ship Mortgage Notes, per share	0.21	0.12	14.82	-	-
Cumulative effect of change in accounting principle, per share	-	-	-	-	0.32
Basic earnings (loss) per share (1)	$ 1.06	$ 2.63	$ 10.85	$ (4.19)	$ 0.09
Diluted earnings per share (2)	$ 0.93	$ 2.37	$ 10.85	$ (4.19)	$ 0.09
Dividends declared per share	$ -	$ -	$ -	$ -	$ -

(1) Based on weighted average number of shares outstanding of 3,869,865 in 2002, 4,221,228 in 2001 and 4,313,916 in 2000, 1999 and 1998.

(2) Based on the weighted average number of shares outstanding, increased by the net effects of stock options using the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 agreement (See Item 7.) The denominator for the diluted earnings per share calculation is 4,413,423 in 2002, 4,691,082 in 2001 and 4,313,916 in 2000, 1999 and 1998.

	Year ended December 31,				
	2002	2001	2000	1999	1998
Current assets	$ 14,589,138	$ 15,159,460	$ 29,354,218	$ 12,787,477	$ 27,889,710
Total assets	117,585,093	128,570,380	142,822,018	168,350,842	162,490,820
Current liabilities	23,819,743	23,569,450	35,589,116	23,315,584	21,932,988
Long-term liabilities	40,189,750	54,616,691	66,595,000	148,150,000	124,000,000
Capital lease obligation	-	-	-	-	2,112,500
Security deposit payable	-	-	-	2,500,000	2,500,000
Deferred gain	-	-	-	-	33,110
Minority interest in subsidiary	23,866	23,866	-	-	-
Working (deficit) capital	(9,230,605)	(8,409,990)	(6,234,898)	(10,528,107)	5,956,722
Shareholders' equity (deficiency)	53,551,734	50,360,373	40,637,902	(6,176,328)	11,912,222

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

In addition to the other information in this Report, security holders and prospective investors should carefully consider the following factors.

Net Income

The Company had gross revenue of $64.6 million, income from vessel operations of $5.7 million and net income of $4.1 million for the year ended December 31, 2002. Gross revenue includes $14.3 million of revenue from a company operating dry cargo vessels in the Great Lakes trade of which the Company is a 75% shareholder (see "Item 4. INFORMATION ON THE COMPANY"). Net income includes an extraordinary gain of $0.8 million representing the difference between the face value of Equimar Shipholdings, Ltd. ("Equimar") First Preferred Ship Mortgage Notes (the "Notes") acquired from unaffiliated parties during 2002 and the cost of the Notes to the Company. There can be no assurance that future charter rates will be sufficient to generate adequate revenues or that the Company will be able to maintain efficiency levels to permit the Company to operate profitably.

Indebtedness; Ability to Service Indebtedness

The Company's indebtedness as of December 31, 2002 amounted to approximately $52.1 million, representing approximately 44.3% of the Company's total capitalization. The Company repaid $5.9 million of mortgage debt on January 1, 2003. In addition, the Company acquired $10.7 million of the outstanding Notes in the first quarter of 2003 and entered into an option to purchase the remaining $1.5 million from an unaffiliated party. When this option is exercised, the Company will have acquired 100% of the Notes issued. The Company borrowed $2.5 million from affiliates under a short-term note in conjunction with this purchase. If the debt repayment and acquisition were made on December 31, 2002, the Company's indebtedness would have been $38.0 million or 34.5% of the Company's total capitalization.

The Company's ability to meet its debt service obligations will depend upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Although there can be no assurance that the Company's business will continue to generate cash flow at or above current levels, the Company believes that the current market rates are sustainable which increases the likelihood that it will generate sufficient cash flow to satisfy its debt service obligations.

Potential Insufficiency of Market Value of Vessels

The Company's indebtedness at December 31, 2002 of $52.1 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries and by the Notes. In the event of default on the obligations to make payments in respect of the Notes, holders would be entitled to payment out of the proceeds from the sale of the mortgaged vessels. The market value of product tankers can be expected to fluctuate, depending principally on the worldwide supply of such vessels and the demand for them.

Dependence on and Cyclical Nature of Markets for Product Tankers

The Company's fleet consists mainly of product tankers and chemical product tankers. Thus, the Company is dependent upon the petroleum product industry and the vegetable oil and chemical industries as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil and chemicals in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company's business and operating results. The profitability of product tankers and their asset value results from changes in the supply of and demand for such capacity. The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped. The demand for product tanker capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns. The nature, timing and degree of change in product tanker industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for product tanker capacity.

Dependence on Spot Market

As of December 31, 2002, twelve of the Company's current fleet of fourteen vessels were operated on the spot market. The spot charter market is highly competitive and spot charter rates are subject to greater fluctuation than time charter rates. There can be no assurance that the Company will be successful in keeping all its vessels fully employed in the spot market or that future spot charter rates will be sufficient to enable the Company's vessels to be operated profitably.

Purchase of Middle-Aged and Older Vessels

At December 31, 2002, the Company's fleet consisted of 13 product/chemical product tankers and a 50% interest in one bulk carrier. Twelve of the product/chemical product tankers and the bulk carrier were 20 years of age or older with the remaining being 19 years old, and all were acquired second-hand. In general, expenditures necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases. Moreover, second-hand vessels typically carry very limited warranties with respect to their condition as compared to warranties available for newer vessels. Because of improvements in engine technology, older vessels are typically less fuel efficient than newer vessels. Changes in governmental regulations, safety or other equipment standards may require expenditures for alterations to existing equipment or the addition of new equipment to the vessels and restrict the cargoes that the vessels may transport. There can be no assurance that market conditions will justify such expenditures or enable the Company to generate sufficient income or cash flow to allow it to meet its debt obligations. The Company's current business strategy includes the acquisition of new and high quality second-hand vessels. There can be no assurance that such acquisitions will be available on terms favorable to the Company or that, if acquired, such second-hand vessels will have significant useful lives or carry adequate warranties.

Possible Catastrophic Loss and Liability; Insurance

The operation of any ocean-going vessel carries an inherent risk, without regard to fault, of catastrophic marine disaster, mechanical failure, collision and property losses to the vessel. Also, the business of the Company is affected by the risk of environmental accidents, the risk of cargo loss or damage, the risk of business interruption because of political action in foreign countries, labor strikes and adverse weather conditions, all of which could result in loss of revenues, increased costs or loss of reputation.

The Company maintains, and intends to continue to maintain, insurance consistent with industry standards against these risks. However, there can be no assurance that all risks will be adequately insured against, that any particular claim will be paid out of such insurance or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution, damages asserted against the Company or the loss of income resulting from a vessel being removed from operations. Moreover, even if insurance proceeds are paid to the Company to cover the financial losses incurred following the occurrence of one of these events, there can be no assurance that the Company's business reputation, and therefore its ability to obtain future charters, will not be materially adversely affected by such event. Such an impact on the Company's business reputation could have a material adverse effect on the Company's business and results of operations.

Environmental and Other Regulations

The operations of the Company are affected by changing environmental protection and other laws and regulations, compliance with which could entail significant expenses, including potential ship modifications and changes in operating procedures. (see "Item 4. INFORMATION ON THE COMPANY").

Furthermore, various governmental and quasi-governmental agencies require the Company to obtain permits, licenses and certificates in connection with its operations. Some countries in which the Company operates have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior or future ports of call, as well as other considerations relating to particular national interests. Although the Company has implemented procedures designed to achieve compliance with such laws, rules and regulations, there can be no assurance that any failure to so comply will not have a material adverse effect on the Company's business and results of operations.

Competition

The charter and resale markets for product tankers and bulk carriers are highly competitive. There is a worldwide oversupply of product tankers. Management believes that competition in the charter market is based primarily on the offered charter rate, the location of the vessel and the reputation of the vessel and its manager, and that competition in the resale market for second-hand vessels is based primarily on price, age and condition of the vessel. There can be no assurance that the Company will be able to compete successfully with other shipping firms in the charter or resale market.

Operations Outside the United States

The operations of the Company are conducted primarily outside the United States and therefore may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where its vessels operate and are registered. Future hostilities or other political instability in the regions in which the Company conducts its operations could affect the Company's trade patterns and could adversely affect the Company's business and results of operations. Although the substantial majority of the Company's revenues and expenses have historically been denominated in United States dollars, there can be no assurance that the portion of the Company's business conducted in other currencies will not increase in the future, which could expand the Company's exposure to losses arising from currency fluctuations.

Item 4. INFORMATION ON THE COMPANY.

A. History and development of the Company

B+H Ocean Carriers Ltd. (the "Company"*) was organized in April 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation. As of December 31, 2002, the Company owned and operated nine product tankers, four chemical/product tankers and a 50% interest in one bulk carrier. Each vessel accounted for a significant portion of the Company's revenues during 2002.

The Company's fleet consists of "handy-size" vessels which are between 15,000 and 50,000 summer deadweight tons ("DWT"), and are able, by reason of their small size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. Bulk carriers are single-deck oceangoing vessels generally used to transport iron ore, coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses.

The Company is incorporated in Liberia and its principal executive office is located at ParLaVille Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda (telephone number (441) 295-6875).

---

* When referred to in the context of vessel ownership, the "Company" shall mean the wholly-owned subsidiaries of B+H Ocean Carriers Ltd. that are registered owners.

- Acquisitions and Other Significant Transactions

During 2002, the Company acquired $1,250,000 face value of the Notes for an aggregate cost of $0.5 million from unaffiliated parties. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt and included as extraordinary gain on the Consolidated Statements of Operations at December 31, 2002. In the first quarter of 2003, the Company acquired $10,730,000 face value of the Notes from unaffiliated entities for an aggregate cost of $4.1 million and entered into an option to purchase the remaining $1,500,000 face value from an unaffiliated entity. When the option is exercised, the Company will have acquired 100% of the Notes issued. The Company borrowed $2.5 million from affiliates under a short-term note, payable upon refinancing of the mortgage.

On June 1, 2002, the Company sold 50% of its interest in Atlantic Bulker Shipping Corp. ("ABSC") to an affiliated entity for $50,000. The Company is deemed to have control of ABSC due to common ownership and it is therefore included in the Consolidated Financial Statements of the Company at December 31, 2002. No losses have been allocated to minority shareholders due to the fact that such losses exceed the minority interest in the equity capital of ABSC.

On August 8, 2002, the Company entered into a $38,648,000 floating rate loan facility agreement secured by the three vessels owned by Cliaship Holdings Ltd ("Cliaship") and the Notes acquired with the proceeds of the Cliaship loan dated October 26, 2000. A portion of the proceeds from the loan was used to repay the outstanding principal balance of Cliaship's existing floating rate facility and the remainder was used to pay the earn-out interest associated with the loan agreement. The liability was settled in conjunction with the refinancing on August 8, 2002, for $2.9 million. The difference between the carrying amount and the settlement amount is included as earn-out interest on the Consolidated Statements of Operations at December 31, 2002.

The Company acquired 97,900 shares of treasury stock during 2002 for a total cost of $0.6 million.

- Prior year acquisitions, disposals and other significant transactions

During 2001, the Company acquired 375 shares, $1.00 par value, representing a 75% interest in Dominion Bulk Ltd. ("Dominion"), a start-up company operating dry cargo vessels in the Great Lakes trades.

On February 7, 2001, the Company obtained consent from the holders of the Notes to the exchange of the capital stock of a vessel-owning subsidiary of Equimar, or of a vessel owned by such a subsidiary, for the capital stock or a vessel of another entity of comparable worth. On February 8, 2001, Equimar thereupon exchanged the capital stock of its subsidiary owning the M/T POCASSET for that of the subsidiary of Cliaship, which owned the M/T AGAWAM at that date.

On March 1, 2001, the Company, through a wholly owned subsidiary, sold the vessel M/T POCASSET for $8,400,000. The excess of the book value of the vessel over the sale proceeds of $2.6 million is included in the Consolidated Statements of Operations as of December 31, 2000. Additional costs of disposal totaling $0.3 million are included as a loss on the sale of vessels in the 2001 Consolidated Statements of Operations (see NOTE 3). From the proceeds of the sale, a required installment of $7,500,000 was made on the Cliaship Floating Rate Loan Facility. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

On March 15, 2001, the Company obtained further consent from the holders of the Notes to the exchange of the capital stock of more than one vessel-owning subsidiary of Equimar, or of the vessels owned by such subsidiaries, for the capital stock of more than one vessel-owning entity, or their vessels, of comparable worth. Thereafter that day, Equimar exchanged the capital stock of its subsidiaries owning the M/T AQUIDNECK, the M/T HAROLD K. HUDNER and the M/T SKOWHEGAN for that of the subsidiaries of Cliaship, which owned the M/T ACOAXET and the M/T ANAWAN at that date.

On May 31, 2001, the Company, through a wholly owned subsidiary, sold the vessel M/T HAROLD K. HUDNER for $5,000,000. The excess of the book value of the vessel over the sale proceeds of $3.8 million is included in the Consolidated Statements of Operations as of December 31, 2000. Additional costs of disposal totaling $0.2 million are included as a loss on the sale of vessels in the 2001 Consolidated Statements of Operations (see NOTE 3). The balloon payment due on the earlier of the date on which a second vessel is sold or January 5, 2002 of $7,500,000 was made on the Cliaship facility using the proceeds of the sale, the remaining proceeds from the sale of the M/T POCASSET and operating cash flow. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

During 2001, the Company acquired $1,165,000 face value of the Notes for an aggregate cost of $0.7 million from unaffiliated parties. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt and included as extraordinary gain in the Consolidated Statements of Operations at December 31, 2002.

The Company acquired 293,000 shares of treasury stock during 2001 for a total cost of $1.5 million.

On May 12, 2000, the Company, through a wholly owned subsidiary, sold the vessel M/V R. PETER M. ELRICK for $946,000. The proceeds from sale, plus operating cash flow in an amount equal to the proportionate value of the vessel prior to the sale, to the value of the entire fleet, was placed in escrow. The excess of the book value of the vessel over the sale proceeds, net of disposal costs, of $1.4 million was included in the Consolidated Statements of Operations as of December 31, 1999. Additional costs of disposal totaling $0.2 million are included as a loss on the sale of vessels in the 2000 Consolidated Statements of Operations.

On June 14, 2000, the Company, through a wholly owned subsidiary, sold the vessel M/T MACLE for $1,165,000. The proceeds from the sale, plus operating cash flow in an amount equal to the proportionate value of the vessel prior to the sale, to the value of the entire fleet, was placed in escrow. The excess of the book value of the vessel over the sale proceeds, net of disposal costs, of $1.3 million is included in the Consolidated Statements of Operations as of December 31, 2000.

On October 26, 2000, Cliaship entered into a $74,600,000 floating rate loan facility secured by the four product tankers acquired July 28, 1999 and by the Notes acquired with the proceeds of the loan. A portion of the proceeds from the loan was used to repay the outstanding principal balance of Cliaship's existing floating rate facility and to repay the principal balance of the existing line of credit facility of Product Transport Corporation Ltd. ("PROTRANS"). The loan was repaid on August 8, 2002 with the proceeds of the loan discussed above.

During 2000, the Company acquired $109,355,000 face value of the Notes for an aggregate cost of $37,188,000 from unaffiliated parties. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt and included as extraordinary gain in the Consolidated Statements of Operations at December 31, 2000. The acquisitions were primarily financed with the proceeds of the Cliaship mortgage facility discussed above.

B. Business Overview

Management of the Company

The shipowning activities of the Company are managed by B+H Management Ltd. ("BHM") under a Management Services Agreement dated June 27, 1988 (the "Management Agreement"), subject to the oversight and direction of the Company's Board of Directors.

The shipowning activities of the Company entail three separate functions, all under the overall control and responsibility of BHM: (1) the shipowning function, which is that of an investment manager and includes the purchase and sale of vessels and other shipping interests; (2) the marketing and operations function which involves the deployment and operation of the vessels; and (3) the vessel technical management function, which encompasses the day-to-day physical maintenance, operation and crewing of the vessels.

BHM employs Navinvest Marine Services (USA) Inc. ("NMS"), a Connecticut corporation, under an agency agreement, to assist with the performance of certain of its financial reporting and administrative duties under the Management Agreement.

The Management Agreement may be terminated by the Company in the following circumstances: (i) certain events involving the bankruptcy or insolvency of BHM; (ii) an act of fraud, embezzlement or other serious criminal activity by Michael S. Hudner with respect to the Company; (iii) gross negligence or willful misconduct by BHM; or (iv) a change in control of BHM.

Marketing and Operations of Vessels

At December 31, 2002, twelve of the Company's product tankers were time chartered to PROTRANS on an open rate basis as described hereunder. The remaining product tanker and the bulk carrier operated under bareboat charters directly with third parties.

BHM is the manager of PROTRANS and has delegated certain administrative, marketing and operational functions to NMS and B+H Equimar Singapore Pte. Ltd. ("BHES"), a Singapore corporation, under agency agreements.

PROTRANS subcharters the pool vessels on a voyage charter or time charter basis to third party charterers. Under a voyage charter, the pool agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount. Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the responsibility of the pool. A single voyage charter (generally three to ten weeks) is commonly referred to as a spot market charter, and a voyage charter involving more than one voyage is commonly referred to as a consecutive voyage charter. Under a time charter, the pool places a vessel at the disposal of a subcharterer for a given period of time in return for the payment of a specified rate per DWT capacity per month or a specified rate of hire per day. Voyage costs are the responsibility of the subcharterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums) are the responsibility of the shipowner.

Voyage and time charters can be for varying periods of time, ranging from a single trip to terms approximating the useful life of a vessel, depending on the evaluation of market trends by the pool and by subcharterers. Long-term charters afford greater assurance that pool shipowners will be able to cover their costs (including depreciation, debt service, and operating costs), and afford subcharterers greater stability of transportation costs. Operating or chartering a vessel in the spot market affords both the pool and subcharterers greater speculative opportunities, which may result in high rates when ships are in demand or low rates (possibly insufficient to cover costs) when ship availability exceeds demand. Charter rates are affected by world economic conditions, international events, weather conditions, strikes, government policies, supply and demand, and many other factors beyond the control of PROTRANS and the Company.

Vessel Technical Management

BHM is the technical manager of all the Company's vessels (other than those employed on bareboat charters) under technical management agreements. BHM employs BHES to assist with certain of its duties under the technical management agreements. The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing, and receives compensation of $11,379 per vessel per month, which may be adjusted annually for any increases in the Consumer Price Index. Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis.

Insurance and Safety

The business of the Company is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA 90, by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

The Company maintains hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. The Company believes that its current insurance coverage is adequate to protect it against most accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1 billion per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Competition

The product tanker industry is fragmented. Competition in the industry among vessels approved by major oil companies is primarily based on price. There are approximately 920 crude oil and product tankers worldwide of between 10,000 and 50,000 DWT. Tankers are typically owned individually or in groups or pools controlling up to approximately 25 tankers.

The Company competes principally with other handysize vessel owners through the global tanker charter market, which is comprised of tanker brokers representing both charterers and ship owners. Charterparties are quoted on either an open or private basis. Requests for quotations on an open charter are usually made by major oil companies on a general basis to a large number of vessel operators. Competition for open charters can be intense and involves vessels owned by operators such as other major oil companies, oil traders and independent ship owners. Requests for quotations on a private basis are made to a limited number of vessel operators and are greatly influenced by prior customer relationships. The Company bids for both open and private charters.

Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo. In these situations, the Company's customer relationships are paramount, often allowing the Company the opportunity of first refusal on the cargo. The Company believes that it has a significant competitive advantage in the handysize tanker market as a result of the age, quality and type of its vessels and through its large market share and close customer relationships, particularly in the Atlantic and in the Indo-Asia Pacific Region. Some of the Company's competitors, however, have greater financial strength and capital resources.

Seasonality

Although the Company's liquid cargo trade is affected by seasonal oil uses, such as heating in winter and increased automobile use in summer, the volume of liquid cargo transported generally remains the same through the year, with rates firmer in midwinter and midsummer and softer in the spring.

Inspection by Classification Society

Every commercial vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry. The Company's vessels are currently enrolled with Lloyd's Register (four vessels), American Bureau of Shipping (seven vessels), Bureau Veritas (one vessel) or Nippon Kaiji Kyokai (one vessel). The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must be inspected by a surveyor of the classification society every year ("Annual Survey"), every two and a half years ("Intermediate Survey") and every five years ("Special Survey"). In lieu of a Special Survey, a shipowner has the option of arranging with the classification society for the vessel's machinery to be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. The Company's vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked at least twice in a five-year period for inspection of underwater parts of the vessel.

If any defects are found in the course of a survey or drydocking, the classification surveyor will require immediate rectification or issue a "recommendation" under which the appropriate repairs must be carried out within the prescribed time limit. The hull Special Survey includes measurements of the thickness of the steel structures in the hull of the vessel. Should the thickness be found to be less than class requirements, steel renewals will be prescribed. Substantial expense may be incurred on steel renewal to pass a Special Survey if the vessel has suffered excessive corrosion.

In January 1997, BHES was awarded its International Safety Management ("ISM") Document of Compliance by Lloyd's Register, certifying that BHES complied with the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code). Following the award of the Document of Compliance ("DOC"), each individual vessel in the fleet under management was audited by Lloyds Register for compliance with the documented BHES management procedures on which the DOC is based. After the audit, each vessel was awarded a ship specific Safe Management Certificate ("SMC"). Both the DOC and the SMC are subject to annual internal and external audits over a 5-year period. A successful renewal audit of the DOC was conducted by Lloyds Register on February 7, 2002. However, the Company entered a Master Service Agreement ("MSA") with the American Bureau of Shipping on April 27, 2000. To conform to the MSA and to streamline a periodic revision of our safety procedures, American Bureau of Shipping was requested to undertake an audit of the Company's compliance with the ISM Code. This audit was successfully completed on November 8, 2002 and new DOC's were issued by American Bureau of Shipping.

Regulation

The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are subject to revision, the Company cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the resale price or useful life of its vessels. Various governmental and quasi-governmental agencies require the Company to obtain certain permits, licenses and certificates with respect to the operation of its vessels. Subject to the discussion below and to the fact that the required permits, licenses and certificates depend upon a number of factors, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations.

The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market. The Company's vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private interests, each of whom may have a different perspective and standards. These interests include Coast Guard, classification society, flag state administration (country of registry) and charterers, particularly major oil companies which conduct vetting inspections and terminal operators.

Environmental Regulation-IMO. On March 6, 1992, the International Maritime Organization ("IMO") adopted regulations that set forth new and upgraded pollution prevention requirements applicable to tankers. These regulations, which took effect on July 6, 1995 in many jurisdictions in which the Company's tankers are expected to operate, require tankers of 30,000 DWT and 25 years old, to be of double hull construction or be of a mid-deck design with double-sided construction. All new construction is required to be double hulled. In addition, all tankers and bulk carriers reaching 10 years in service are subject to an Enhanced Survey Program.

Effective September 1, 2002, revised regulations issued by the IMO for the phase-out of single hull tankers took effect in many jurisdictions in which the Company's tankers are expected to operate (the "Revised Regulations"). The Revised Regulations require crude carriers above 20,000 DWT or product carriers above 30,000 DWT to be of double hull construction by certain scheduled dates between 2003-2015. Existing single hull tankers will be phased-out based on the age of the tanker, the kind of oil carried and the tanker's compliance with certain IMO construction requirements. All new construction is required to be double hulled. The Revised Regulations apply only to tankers carrying petroleum products and thus do not apply to tankers carrying chemicals or oils, such as vegetable oil, which are not petroleum products. After the phase-out dates for the carriage of petroleum products, the Company's vessels will concentrate on the carriage of non-petroleum products such as vegetable oil. In addition, after 2005, tankers and bulk carriers which do not meet certain IMO construction requirements will be subject to an Enhanced Survey Program and to a Condition Assessment Scheme ("CAS") to verify structural compliance with existing regulations. After 2010, all single hull tankers will be subject to CAS.

Environmental Regulation-OPA 90/CERCLA. The Oil Pollution Act '90 ("OPA 90") established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") applies to the discharge of hazardous substances, which the Company's vessels are capable of carrying.

Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills due to their vessels. These other damages are defined broadly to include (i) natural resource damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons and $600 per gross ton for bulkers (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states that have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. Moreover, OPA 90 and CERCLA preserve the right to recover damages under existing law, including maritime tort law. The Company intends to comply with all applicable state regulations in the ports where its vessels call.

The Company currently maintains and plans to continue to maintain pollution liability insurance for its vessels in the amount of $1 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company. OPA 90 does not by its terms impose liability on lenders or the holders of mortgages on vessels.

Under OPA 90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. In accordance with the regulations relating to such phase-in period, the Company's oldest tankers, which were completed in 1980, will be allowed to trade in United States' waters until 2005; and the Company's youngest tanker, which was completed in 1983, will be allowed to trade in United States' waters until 2007. After the phase-out dates for the carriage of petroleum products, the Company's vessels will concentrate on the carriage of non-petroleum products such as vegetable oil.

OPA 90 expands the preexisting financial responsibility requirements for vessels operating in United States waters and requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. In December 1994, the Coast Guard enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA 90/CERCLA. The Company has provided requisite guarantees from a Coast Guard approved mutual insurance organization and received certificates of financial responsibility from the Coast Guard for each vessel required to have one.

The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA 90 and CERCLA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain insurance organizations, which typically provide guarantees for certificates of financial responsibility, including the major protection and indemnity organizations which the Company would normally expect to provide guarantees for a certificate of financial responsibility on its behalf, declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

Owners or operators of tankers operating in the waters of the United States were required to file vessel response plans with the Coast Guard, and their tankers were required to be operating in compliance with their Coast Guard approved plans by August 18, 1993. Such response plans must, among other things, (i) address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge," (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions. The Company has vessel response plans approved by the Coast Guard for tankers in its fleet operating in the waters of the United States. The Coast Guard has announced it intends to propose similar regulations requiring certain tank vessels to prepare response plans for the release of hazardous substances.

Environmental Regulation-Other. Although the United States is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC") and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended ("Fund Convention"). Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Liability is limited to $183 per gross registered ton or approximately $19.3 million, whichever is less, or $82.7 million, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, which raised the maximum limit to approximately $82.7 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The European Union ("EU") is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the EU or any other country or authority. Currently, they are actively pursuing phasing out single hull tankers when these tankers reach their 25th anniversary date of delivery. However, in view of the Revised Regulations issued by the IMO in April, 2001 (see "Environmental Regulation-IMO") it is anticipated that independent action will be dropped in favor of support for the Revised Regulations.

C. Organizational Structure

Not applicable

D. Property, Plant and Equipment

Fleet

As of December 31, 2002, the Company's fleet was comprised of the following vessels, each of which is owned by a separate wholly-owned subsidiary:

Name of vessel	Type of vessel	Year built	DWT
M/T CASCO	Chem/Product Tanker	1981	31,242
M/T CATAUMET	Chem/Product Tanker	1980	31,177
M/T CANSO	Chem/Product Tanker	1980	31,755
M/T CHEBUCTO	Chem/Product Tanker	1980	31,228
M/T ACOAXET	Product Tanker	1982	35,607
M/T ACUSHNET	Product Tanker	1981	35,588
M/T AGAWAM	Product Tanker	1982	35,588
M/T ANAWAN	Product Tanker	1981	35,597
M/T AQUIDNECK	Product Tanker	1981	35,597
M/T RAYMOND E GALVIN	Product Tanker	1983	35,588
M/T COMMUTER	Product Tanker	1981	38,566
M/T PEQUOD	Product Tanker	1982	40,632
M/T SKOWHEGAN	Product Tanker	1981	37,314
M/V ALLIANCE TRADER	Bulk Carrier*	1980	38,323
TOTAL FLEET			493,802

* 50% Owned

Pursuant to the terms of the Management Agreement and as part of the services provided to the Company thereunder, BHM furnishes the Company with office space and administrative services at its offices in Hamilton, Bermuda.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

Year Ended December 31, 2002 versus December 31, 2001

Revenues

Revenues from voyage, time and bareboat charters decreased $2.8 million or 4% from 2001. The decrease is predominantly due to a 48% decrease in the average time charter equivalent rate for 2002 as compared to 2001. There was a 35% decrease in freight revenue from voyages while voyage days actually increased by 62% over 2001. Bareboat revenue decreased $2.2 million due to a 12% decrease in bareboat charter days. Revenue from bareboat charters are significantly lower than spot and time charter rates because the charterer pays both voyage and vessel operating costs. Revenue from time charters are net of the expected voyage expenses, which are paid by the charterer. Demurrage income increased $1.4 million also as a result of the increase in voyage days. These amounts were offset by a 15% increase in revenue from the dry bulk start-up acquired in 2001.

Voyage expenses

The increase in voyage expenses of $7.0 million is due to the 62% increase in voyage charter days as compared to 2001. Port charges increased $1.6 million or 47%, while bunker expense increased $3.0 million or 63%. Bunkers as a percentage of total voyage expenses increased 6% due to an increase in bunker prices. Charter hire expenses of the dry bulk start-up acquired in 2001 increased $1.5 million or 24%. Commissions and other voyage expenses increased $0.2 million.

Vessel operating expense, drydocking and survey costs

The increase in vessel operating expenses of $0.7 million is due predominantly to the take-over of the four chemical/product tankers from bareboat charterers in the last 45 days of 2002. Under a bareboat charter, the vessel owner does not incur any vessel operating cost. In addition to the daily cost, expenses are incurred to stock vessels with necessary supplies, which are deliberately depleted prior to redelivery by charterers.

Interest expense

The decrease in interest expense of $2.1 million is due to the fact that the Company reduced its mortgage debt by $6.9 million on a net basis and acquired an additional $1.3 million of the Notes from unaffiliated parties. In addition, the mortgage is a floating rate facility based on LIBOR which was 1.38% at December 31, 2002 and 1.87% at December 31, 2001.

Depreciation and amortization expense

The increase in depreciation and amortization expense of $0.4 million is due to the increase in depreciation relating to capital improvements, which are depreciated over the 5-year period following the special survey. Two surveys were performed in 2002 and three surveys were performed in 2001 for which only a portion of the annual amount was incurred in 2002 and 2001, respectively. There were no fully depreciated surveys.

General and administrative expense

The decrease in management fees to related party is due to the fact that $0.1 million of additional compensation cost was charge to management fees in 2001. This amount represented the market price of shares issued to BHM to satisfy the requirements of the agreement entered into in 1998. The decrease in other general and administrative expenses is due to the fact that in 2001, there were additional consulting costs, including IT and related expenses to install shipboard maintenance systems on the Company's vessels.

Earn-out interest

The earn-out interest represents the difference between the amount accrued for the back-end fee of the Cliaship floating rate facility and the amount at which it was settled when the mortgage was refinanced in August 2002. This back-end fee was equal to 7.5% of the increase in the Net Asset Value ("NAV") of the Company (as defined) from the date of initial funding of the loan to the earlier of maturity or full prepayment.

Mortgage commitment fees written off in conjunction with the refinancing were netted against the earn-out interest, as was the loss from revaluation of the loan to Paradise Investments Ltd. ("Paradise") discussed below.

The loan made to Paradise on December 19, 2000 was repaid during 2002. According to the loan agreement, consideration for the loan, in lieu of periodic repayment of principal and interest, was all net cash flows to which Paradise was entitled to and received in respect of its subscription to the Cliaship loan facility. As a result of the revaluation of the back-end fee and the timing of the refinancing of the Cliaship facility in August 2002, repayment of the loan was $0.4 million less than the amount recorded by the Company. This amount is netted against earn-out interest in the Consolidated Financial Statements at December 31, 2002.

Year Ended December 31, 2001 versus December 31, 2000

Revenues

Revenues from voyage, time and bareboat charters increased $14.7 million or 27.9% from 2000. The increase is predominantly due to the creation of a dry bulk operating pool, which generated approximately $12.3 million of revenues and to the consolidation of a previously unconsolidated 50% joint venture having revenue of $0.3 million. The remainder is due to an increase in charter hire rates in general and to the increase in the number of time charter days compared to bareboat charter days. Bareboat charter revenues represented approximately 48% of on-hire days in 2000 compared to 40% in 2001.

Voyage expenses

The increase in voyage expenses of $9.1 million represents $12.2 million of expenses from the dry bulk operating pool, which was offset by decreases due to a 9.5% decrease in the actual number of on-hire days and a significant decrease in the cost of bunkers. Bunker consumption expense was approximately 42% lower in 2001.

Vessel operating expense, drydocking and survey costs

Approximately $2.9 million of the increase in vessel operating expenses, drydocking and survey costs is due to the fact that two vessels were redelivered from bareboat charters early in the year. Under a bareboat charter, operating expenses are the responsibility of the charterer. This was offset by a decrease of $1.4 million resulting from the sale of two vessels during the year and by reductions in bunkers consumed while ships were offhire of $0.1 million and bareboat inspection charges of $0.2 million.

Gain/Loss on sale of vessels

The Company incurred losses aggregating $.5 million on the sale of the vessels M/T HAROLD K HUDNER and M/T POCASSET during the year ended December 31, 2001.

General and administrative expense

The decrease in management fees to related party is due to the reduction in the number of vessels owned during the year. The increase in other general and administrative expenses is due to an increase in consulting costs, including IT and related expenses to install shipboard maintenance systems on the company's vessels.

Interest expense

The decrease in interest expense is due to the acquisition of $110,315,000 face value of the Notes in the fourth quarter of 2000, to significant reductions in the interest rate on the floating rate facility used to acquire the Notes and to the substantial repayments during the year. Interest expense relating to the Notes acquired totaled approximately $9.6 million in 2000. Interest expense relating to the portion of the floating rate facility used to finance the acquisition was approximately $3.3 million in 2001. The remainder of the facility was used to refinance the existing ship mortgage. The reduction in interest expense on this portion is also due to the reduction in rates stemming from interest rate cuts and due to the substantial paydown of the facility. See "Liquidity and capital resources," below.

Extraordinary gain

The extraordinary gain represents the difference between the face value of the Notes acquired from unaffiliated parties and the cost of the Notes to the Company. See "Item 4 – INFORMATION ON THE COMPANY."

B. Liquidity and capital resources

The Company requires cash to service its debt, fund the equity portion of investments in vessels, fund working capital and maintain cash reserves against fluctuations in operating cash flow. Net cash flow generated by continuing operations has historically been the main source of liquidity for the Company. Additional sources of liquidity have also included proceeds from asset sales and refinancings.

The Company's ability to generate cash flow from operations will depend upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

The Company's fleet consists mainly of product tankers and chemical product tankers. Thus, the Company is dependent upon the petroleum product industry and the vegetable oil and chemical industries as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil and chemicals in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company's business and operating results. The profitability of product tankers and their asset value results from changes in the supply of and demand for such capacity. The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped. The demand for product tanker capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns. The nature, timing and degree of change in product tanker industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for product tanker capacity. Although there can be no assurance that the Company's business will continue to generate cash flow at or above current levels, the Company believes that the current market rates are sustainable which increases the likelihood that it will generate cash flow at levels sufficient to service its liquidity requirements in the future.

The Company's indebtedness at December 31, 2002 of $52.1 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries. In the event of default on the obligations to make payments in respect of the Notes, holders would be entitled to payment out of the proceeds from the sale of the mortgaged vessels. The market value of product tankers can be expected to fluctuate, depending upon general economic and market conditions affecting their respective industries and competition from other shipping companies.

Cash at December 31, 2002, amounted to $7.6 million, a decrease of $4.7 million as compared to December 31, 2001. The decrease in the cash balance is attributable to net outflows for financing of $11.3 million and investing activities of $0.7 million, which were offset by inflows from operating activities of $7.3 million.

The outflow from investing activities is attributable to capital improvements of $1.4 million. This was offset by a net repayment of loans to affiliates of $0.7 million.

The outflow for financing activities is primarily attributable to the payment of mortgage principal of $45.5 million, payments for debt issuance costs of $0.4 million, the payment of earn-out interest of $2.9 million, the cost to acquire the Notes totaling $0.5 million and to the purchase of treasury stock totaling $0.6 million. This amount was offset by the proceeds from refinancing the Cliaship loan of $38.6 million.

Trade accounts receivable increased $3.3 million due predominantly to the fact that there were ten voyages in progress at December 31, 2002 as compared to two at December 31, 2001 and to the fact that two voyages were completed prior to December 31, 2002 for which freight had not been received. In addition, there was a 62% increase in voyage charter days over 2001 resulting in an increase in demurrage. Accounts receivable relating to voyages in process increased $1.9 million or 411% as compared to 2001. Accounts receivable relating to completed voyages increased $0.6 million or 155%. Demurrage receivable increased $0.8 million or 745% as compared to 2001. As a result of these increases, the allowance for doubtful accounts was increased by $0.1 million. At December 31, 2002, the Company's four largest accounts receivable balances represented 49% of total accounts receivable. At December 31, 2001, the Company's two largest accounts receivable balances represented 72% of total accounts receivable. The allowance for doubtful accounts was $108,000 at December 31, 2002 during which time there were no direct write-offs. Doubtful accounts totaling approximately $26,000 were written off directly in 2001.

In 2002, revenues of $7.4 million from Ceres Hellenic represented 11.3% of total revenues. During 2001, revenues of $7.8 million from Ceres Hellenic, $7.8 from Shell Oil Company and $6.9 million from Alpine represented 11.5%, 11.5% and 10.3%, respectively of total revenues. Revenues in 2000 included charter hire revenues of $7.1 million from Alpine Shipping and $7.8 million from Ceres Hellenic representing 13.4% and 14.8% of total revenues, respectively.

Vessels and capital improvements, net of accumulated depreciation, amounted to approximately $102.1 million at December 31, 2002, a decrease of $8.6 million as compared with December 31, 2001. The decrease is primarily attributable to depreciation of $10.0 million which was offset by net capital improvements totaling $1.4 million.

Accounts payable increased $1.5 million and accrued liabilities decreased $2.3 million. The increase in accounts payable is due to an increase in bunker prices in the last quarter and to the fact that accrued manning fees (which decreased by $0.2 million in 2002) were included in accounts payable in 2002. The decrease in accrued liabilities is predominantly due to the fact that $1.8 million of invoices for drydocking services performed during 2001 were not received until 2002, accordingly, a large balance remained in accrued liabilities at December 31, 2001. In addition, final installments of the 2002 insurance premiums were paid in the fourth quarter in 2002, while the final installment of the 2001 insurance premiums were paid near the end of the policy period in the first quarter of 2002.

Accrued interest represents interest of 9⁷/₈% on the $125.0 million Notes for the six months ended December 31, 2002 and interest payable on the Cliaship facility, which is net of the interest receivable by the Company relative to the $112.8 million Notes acquired by the Company.

On August 8, 2002, Cliaship entered into a three year $38,648,000 floating rate loan facility secured by the three product tankers owned by Cliaship and the Notes acquired with the proceeds of the Cliaship loan dated October 26, 2000. A portion of the proceeds from the loan was used to pay the back-end fee associated with the Cliaship floating rate facility discussed below.

The loan is repayable in six semi-annual installments commencing on January 5, 2003 and at intervals of six months thereafter. Each installment consists of the aggregate of (i) the full amount of the coupon payment from the Notes owned by Cliaship on the immediately preceding Notes coupon date;

and (ii) $400,000 per vessel then owned by Cliaship, less the amount of interest due under the facility. In the event that the Company enters into a loan financing the construction of new buildings, $2,000,000 of the Notes' interest per annum can be applied to repayment of such facility. Interest on the facility is equal to LIBOR plus 3%.

Expenses associated with the loan include arrangement fees of $365,000, which are capitalized and are being expensed over the three-year period of the loan.

The agreement contains certain restrictive covenants on Cliaship, which among other things, require minimum collateral coverage, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender.

On November 26, 1996, ABSC entered into a $3,500,000 floating rate loan facility agreement secured by a dry bulk carrier. The original repayment terms required 16 quarterly installments of $156,250 and a balloon payment of $1,000,000 due in February 2001. Interest under the loan accrued at LIBOR plus 1.375% and was payable quarterly in arrears.

On July 1, 2001, the Company acquired the remaining 50% interest in 50% joint venture Atlantic Bulker Shipping Corp. ("ABSC") for $20,000. The investment was previously accounted for using the equity method due to the fact that the Company was not a controlling shareholder. As a result of the acquisition in 2001, ABSC was included in the accompanying Consolidated Financial Statements of the Company at December 31, 2001. On June 1, 2002, the Company sold 50% of ABSC for $50,000 to an affiliated entity. The Company is deemed to have control of ABSC due to common ownership and it is therefore included in the accompanying Consolidated Financial Statements of the Company at December 31, 2002. The difference between the carrying value of the investment in ABSC at the date of the sale and the selling price of $252,000 has been recorded as an adjustment to paid-in capital in the accompanying Consolidated Financial Statements of the Company. No losses have been allocated to minority shareholders due to the fact that such losses exceed the minority interest in the equity capital of ABSC.

On April 23, 1998, ABSC entered into an agreement with the lender whereby a total of $234,375 of the current portion of the loan was deferred and added to the balloon payment. On February 8, 1999, another agreement was made whereby the lender deferred a total of $625,000 of the current portion. Of the deferred installments, a portion was added to the installments in 2000 and the remaining portion was added to the balloon payment due at maturity, which was extended to February 2002. The interest rate on the loan was increased from LIBOR plus 1.375% to LIBOR plus 1.875%. On February 4, 2000, ABSC was granted a deferral of the first quarterly installment due February 7, 2000. On March 22, 2001, a further agreement allowed for the deferral of the installment due May 7, 2001 and for a one-year extension of the facility through February 3, 2003.

In February 2003, the agreement was amended to extend the maturity date by one year, to allow for a deferral of the February installment and to reduce the subsequent installments to $50,000. A balloon of $1,134,750 falls due on the new maturity date.

The agreement contains certain restrictive covenants, which among other things, require minimum collateral coverage, limit the payment of dividends and restrict the amount of leverage. The balance outstanding as of December 31, 2002 was $1,234,750.

Approximately aggregate maturities of long-term debt under these facilities are as follows:

2003	$ 11,923,000
2004	13,399,750
2005	14,560,000
	$ 39,882,750

On October 26, 2000, Cliaship entered into a three year $74,600,000 floating rate loan facility secured by the four product tankers acquired July 28, 1999 and by the Notes acquired with the proceeds of the loan. A portion of the proceeds from the loan was used to repay the outstanding principal balance of Cliaship's existing floating rate facility and to repay the principal balance of the existing line of credit facility of PROTRANS. The loan was repaid with the proceeds of the Cliaship loan facility discussed above.

Expenses associated with the facility included commitment and arrangement fees, which were written off during 2002. In addition, the Company was required to pay a back-end fee equal to 7.5% of the increase in the Net Asset Value ("NAV") of the Company (as defined) from the date of initial funding of the loan to the earlier of maturity or full prepayment. The Company originally estimated the charge to be approximately $4.8 million based on the change in the NAV from before initial drawdown to December 31, 2000. The charge was included as earn-out interest expense in the Consolidated Statements of Operations at December 31, 2000. The liability was settled in conjunction with the refinancing on August 8, 2002, for $2.9 million. The difference between the carrying amount and the settlement amount is included as earn-out interest on the Consolidated Statements of Operations at December 31, 2002.

Since January 1994, the Company has placed part of its Hull and Machinery ("H&M") insurance with Northampton Assurance Ltd. ("NAL"), a captive insurance company owned by NHL. NAL was established to provide a convenient vehicle for the mutualization of risk and to gain access to reinsurance markets, which can be more competitive than direct insurance markets. The risk associated with this program is that to the extent premiums do not cover claims payable, the shipowners must pay additional premiums to make the captive insurance company whole.

For the policy period ending February 20, 2003, the Company placed 52.5% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of $125,000 each incident, on three vessels. In addition, the Company placed 22.5% of its H&M in excess of claims of $125,000 each incident on all vessels, with NAL. Additional risk assumed by NAL was fully reinsured. For the policy period ended February 20, 2002, the Company placed 20% of its H&M insurance in excess of claims of $125,000 each incident with NAL, up to a maximum of $125,000 each incident on four vessels. Also, the Company placed 25% of Machinery (only) losses on eleven vessels at up to 25% in excess of the basic deductible of $125,000 up to a maximum of $25,000 each incident with NAL. Additionally, the Company placed with NAL 30% of its H&M in excess of claims of $125,000 each incident on eleven vessels. Additional risk assumed by NAL was fully reinsured. Vessel operating expenses on the Consolidated Statements of Operations include approximately $499,000, $437,000 and $306,000 of insurance premiums and approximately $87,000, $115,000 and $85,000 of brokerage commissions payable to NAL during 2002, 2001 and 2000, respectively.

Management expects that the total cost for scheduled classification survey, drydock, vessel upgrades and related repair work performed during 2003 will be approximately $6.8 million. The cost for classification survey, drydock, vessel upgrades and related work totaled $1.4 million in 2002 and $6.5 million in 2001.

The Company is presently in litigation with the law firm of Reitler Brown LLC, the successor to the firm of Brock Silverstein LLC for payment of legal fees totaling $162,000 plus costs. Reitler Brown LLC is seeking to void an agreement between the Company and Charles Brock, a director of the Company, regarding the contingent nature of payment for certain legal services. Based on consultation with its counsel, the Company does not believe that it is responsible for such liabilities and, therefore, no provision for this matter has been recorded in the Consolidated Financial Statements. Mr. Brock is no longer affiliated with the successor firm but remains a director of the Company and a member of the audit committee.

Management does not believe that inflation has had any material impact on the Company's operations although certain of the Company's operating expenses (e.g., crewing, insurance and docking costs) are subject to fluctuation as a result of market forces. Inflationary pressures on bunker (fuel) costs are not expected to have a material effect on the Company's future operations since such costs are paid by the subcharterers in the case of time charters and in the case of voyage charters, charter rates are generally sensitive to the price of bunkers. However, a short-term fluctuation in bunker costs can impact the profitability of a voyage charter, which commenced prior to such fluctuation. Also, the Company is responsible for the bunker costs of its vessels while they are off hire.

Critical accounting policies

In May 2002, the FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS No. 145"), *Rescission of FAS Nos. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections as of April 2002.* This Statement rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment to that Statement, FASB Statement No. 64 *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. This Statement also rescinds FASB Statement No. 44, *Accounting for Intangible Assets of Motor Carriers*. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changes conditions.

Under FASB Statement No. 4, all gains and losses from extinguishments of debt were required to be aggregated and if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates Statement 4 and thus the exception to applying Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements—the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations as an extraordinary item. This Statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. Early application of the provisions of this Statement related to the rescission of Statement 4 is encouraged. The Company has elected not to early adopt this Statement. When adopted in 2002, the extraordinary gain on constructive retirement of the Notes will be reclassified to ordinary income.

In November 2002, the FASB issued Financial Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, ("FIN 45"). FIN 45 requires a guarantor to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability at fair value for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As the disclosure requirements in FIN 45 are effective for financial statements ending after December 15, 2002. Adoption of this Statement is not anticipated to have a material effect on the Company's Consolidated Financial Statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS No. 148"), *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decision with respect to stock-based employee compensation and the effect of the method used on reported results. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2002. Adoption of this Statement is not anticipated to have a material impact on the Company's Consolidated Financial Statements.

In addition, a recent Exposure Draft issued on the proposed Statement of Position ("SOP") by the American Institute of Certified Public Accountants Accounting Standards Executive Committee, *Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment*, provides guidance on accounting for these costs and will change the treatment and timing of certain of these expenditures. The Company will evaluate the final SOP, when issued, for changes to its estimates of period expenses.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The tanker markets were firm during the first quarter of 2002 following the rise in rates at the end of 2001 due to increased seasonal demand and diminished supply of quality vessels acceptable for most oil trades. Rates generally fell during the balance of 2002 as newer vessels entered the markets and as sluggish worldwide economic growth dampened the demand for refined oil products. Rates rose at the end of the year in anticipation of stricter operational regulations in response to the sinking of the M/T PRESTIGE off the coast of Spain.

The Company foresees a strong first half of 2003 as quality issues and seasonal demand push the markets higher. The second half of 2003 should soften due to an increase in the supply of tonnage from newbuildings and to the demand for oil products being tempered by a sluggish worldwide economy

Forward Looking Statements

This Annual Report contains certain statements, other than statements of historical fact, that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words "anticipates," "believes," "seeks," "intends," "plans," or "projects" and similar expressions are intended to identify forward-looking statements. The forward-looking statements express the current beliefs and expectations of management and involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such difference include, but are not limited to, those set forth in this Annual Report and the Company's filings with the Securities and Exchange Commission. Further, although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The directors and executive officers of the Company as of December 31, 2002 are as follows:

Name	Age	Position with the Company
Michael S. Hudner	55	Chairman of the Board, President and Chief Executive Officer and Class A Director
Trevor J. Williams	60	Vice President and Class A Director
R. Anthony Dalzell	58	Treasurer and Chief Financial Officer and Class B Director
Charles L. Brock	59	Class B Director
John M. LeFrere	57	Class A Director
Anthony J. Hardy	62	Class A Director
Per Ditlev-Simonsen	70	Class B Director

All directors and executive officers of the Company were first elected in June 1988 except Mr. LeFrere, who was elected a director in December 1995, Mr. Dalzell, who was appointed to his position as Treasurer and Chief Financial Officer in March 1997 and elected as Class B Director in June 1997 and Messrs. Hardy and Ditlev-Simonsen, who were elected directors in February 1998.

Pursuant to the Company's Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each. Each class is elected for a two-year term. The Class A directors will serve until the 2003 annual meeting and the Class B directors will serve until the 2004 annual meeting of shareholders. Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified. Former Class B director Roger M. Jones retired during 2000 and has not been replaced.

Michael S. Hudner has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993. He is also President and a director of BHM and a director of PROTRANS. Since 1978, Mr. Hudner, in his capacity as a partner in B+H Company ("BHC"), and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all the vessels owned by the Company). Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping.

Trevor J. Williams has been principally engaged since 1985 as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry. He is a director of PROTRANS and has been for more than five years a director and Vice President of the Company and BHM.

R. Anthony Dalzell has been affiliated with BHM since October 1995. He was appointed Treasurer and Chief Financial Officer of the Company in March 1997. Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K. based shipowner and shipmanager from March 1982 until March 1988. From April 1988 until December 1992, he was General Manager of Navinvest and Secretary and a Vice President of the Company. From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd.

Charles L. Brock has been a member of the law firm of Brock Partners since April 1995 which firm acted as United States counsel for the Company from 1995 to 1999. From 1984 to 1995, he was a partner in the law firm of Carter, Ledyard & Milburn, which had acted as United States counsel for the Company.

John M. LeFrere has been a private investor and consultant to several major corporations since March 1996. From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of equity research for the Capital Markets Division. Prior to February 1993, Mr. LeFrere was President of J. V. Equities Corp., a medium-sized investment banking firm, and a partner in several major research and investment banking firms.

Anthony J. Hardy has been Chairman since 1986 of A.J. Hardy Limited of Hong Kong, a consulting firm to shipping and industry. Prior thereto, he was Chairman (1972-1986) and Managing Director (1965-1981) of the Wallem Group of Companies, a major international shipping group headquartered in Hong Kong. Mr. Hardy has devoted 40 years to many aspects of the shipping industry, such as shipbroking, ship management, offshore oil rigs, and marine insurance. He was Chairman of the Hong Kong Shipowners Association (1970-1973).

Per Ditlev-Simonsen is Chairman of the Board of Eidsiva Rederi ASA, an Oslo Stock Exchange-listed shipping company with its main interests in bulk, car and ro-ro carriers. Mr. Ditlev-Simonsen has more than 35 years experience in international shipping and offshore drilling. In the years 1991-1996, he was Chairman of the Board of Christiana Bank og Kreditkasse, Norway's second largest commercial bank and one of the world's largest shipping banks. Mr. Ditlev-Simonsen, the Mayor of Oslo since 1995, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo. He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990.

No family relationships exist between any of the executive officers and directors of the Company.

B. Compensation

The Company does not pay salaries or provide other direct compensation to its executive officers. Directors who are not officers of the Company are entitled to receive annual fees of $15,000, and the Chairman of the Audit Committee is entitled to receive an additional fee of $2,000 per month. Certain directors and executive officers of the Company earn compensation indirectly through entities which provide services to the Company. (See Item 7).

C. Board practices

The By-Laws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board. The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by the Manager or by any person or entity under the control of, controlled by, or under common control with, the Manager. The Audit Committee is currently comprised of Messrs. Brock (Chairman) and LeFrere and is currently charged under the By-Laws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (a) the preparation of the Company's annual financial statements in collaboration with the Company's independent accountants; (b) the performance by the Manager of its obligations under the Management Services Agreement with the Company; and (c) all agreements between the Company and the Manager, any officer of the Company, or affiliates of the Manager or any such officer. The Audit Committee, like most independent Board committees of public companies, does not have the explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company's senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review. See also "Item 6.A. Directors and senior management."

D. Employees

The Company employed, as of December 31, 2002, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of approximately 300 officers and crew. The Company's vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E. Share ownership

See "Item 7.A. Major shareholders."

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information as of December 31, 2002, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent Of Common Stock (a)
Northampton Holdings Ltd	2,011,926	52.38%
Michael S. Hudner (b)	3,298,623	85.89%
Fundamental Securities International Ltd.	1,286,697	33.50%
Devonport Holdings Ltd. (c)	1,286,697	33.50%
Charles L. Brock	–	*
R. Anthony Dalzell	8,725	*
John M. LeFrere	–	*
Anthony J. Hardy	–	*
Per Ditlev- Simonsen	–	*
Trevor J. Williams (d)	3,298,623	85.89%
All executive officers and directors as a group (8 persons)	3,307,348	86.12%

*Less than 1%

(a) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all shares of common stock shown as beneficially owned by them.

(b) Comprised of shares shown in the table for Northampton Holdings Ltd. ("NHL") plus the shares held by Fundamental Securities International Ltd. ("Fundamental"). Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. ("95 Associates"), which is a 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL and Fundamental. Does not include 600,000 shares issuable upon exercise of options granted to BHM.

(c) Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d) Comprised of shares shown in the table for NHL plus the shares held by Fundamental. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL and Fundamental. Does not include 600,000 shares issuable upon exercise of options granted to BHM.

B. Related party transactions

BHM/NMS/BHES/PROTRANS

BHM is the manager of the Company and its subsidiaries under the Management Agreement. (See Item 4.B. Business Overview - Management of the Company"). Mr. Hudner is a 45% shareholder, a director and President of BHM. Mr. Williams is a 20% shareholder and a vice president of BHM. BHM employs NMS under an agency agreement to assist with certain financial reporting and administrative duties. Mr. Hudner is the sole shareholder of NMS. BHM is technical manager of the Company's wholly-owned vessels under technical management agreements. BHM employs BHES to assist with certain duties under the technical management agreements. BHES is a wholly-owned subsidiary of BHM.

BHM is the manager of PROTRANS and has delegated certain of its duties to NMS and BHES. Certain voyage expenses and pool overhead, including fees to BHM for the performance of certain administrative, marketing and operations services, have been paid from the gross freight income of all the vessels and the balance has been paid out as charter hire to the vessel owners.

Currently, the Company pays BHM a monthly rate of $5,541 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. These services include general, administrative and accounting services During the years ended December 31, 2002, 2001 and 2000, the Company paid BHM fees of approximately $860,000, $918,000 and $1,258,000, respectively.

The Company also pays BHM a monthly rate of $11,379 per vessel for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2002, 2001 and 2000, the Company paid BHM fees of approximately $1,183,000, $1,188,000 and $1,118,000, respectively for these services.

The Company engages BHM to provide commercial management services at a monthly rate of $9,024 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2002, 2001 and 2000, the Company paid BHM fees of approximately $1,300,000, $1,291,000 and $1,293,000, respectively for these services.

Dominion paid BHM $72,000 and $59,000 during 2002 and 2001, respectively for commercial management services. ABSC paid BHM a total of $103,000 in 2002 and 2001, respectively for general, administrative and accounting services and for technical management services.

BHM received brokerage commissions of $84,000 in connection with the sale of the M/T POCASSET in 2001 and $460,000 in connection with the six vessels purchased during 1999. The Company also paid BHM standard industry chartering commissions of $277,000 in 2002, $279,000 in 2001 and $225,000 in 2000 in respect of certain time charters.

Since June 1999, the Company has engaged Centennial Maritime Services Corp. ("Centennial"), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2002, 2000 and 1999, the Company paid Centennial manning fees of approximately $211,000, $216,000 and $152,000, respectively. The Company previously obtained manning services at a similar rate from an unrelated third party.

During 1998, the Company's Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. At December 31, 2001, 27,506 shares have been issued from treasury stock being held for this purpose. Due to forfeitures, no additional shares were issued during 2002. Compensation cost of $91,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2001.

On January 9, 1998, the Company received an unsecured promissory note from Northampton Holdings Ltd. ("NHL"), a company affiliated with the Company through common ownership, in exchange for a loan by the Company to NHL in the amount of $3,750,000. The note plus any accrued interest was to be paid on January 9, 2008. Interest accrued monthly at the rate of LIBOR plus 1½%. Effective December 31, 2000, the balance of the note was assigned to BHM as payment for services in connection with the acquisition of the Notes and was included as a charge against the extraordinary gain in the Consolidated Statements of Operations at December 31, 2000.

Also effective December 31, 2000, the Company granted 600,000 stock options to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period.

Information regarding the stock options granted is as follows:

	Shares	Option Price ($)
Outstanding at January 1, 2000	-	-
Granted	600,000	1.00
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2000	600,000	1.00

The Company applies Accounting Principles Board Opinion No. 25 *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for the options granted, therefore, no compensation expense has been recognized. For companies electing to use APB 25, SFAS No. 123, *Accounting for Stock-Based Compensation*, ("SFAS No. 123"), requires pro forma disclosures determined through the use of an option-pricing model as if the provisions of SFAS No. 123 had been adopted.

The weighted average fair value at the date of grant for the options granted on December 31, 2000 was $0.13 per share. The fair value of the options were determined using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Volatility	26%
Risk-free interest rate	5%
Expected life	10 years

If the Company had adopted the provision of SFAS No. 123, the reported net income and earnings per share would have been $78,000 and $1.34 lower, respectively for the year ended December 31, 2000. As of December 31, 2002 and 2001, no options have been granted or exercised.

As a result of BHM's possible future management of other shipowning companies and BHM's possible future involvement for its own account in other shipping ventures, BHM may be subject to conflicts of interest in connection with its management of the Company. To avoid any potential conflict of interest, the management agreement between BHM and the Company provides that BHM must provide the Company with full disclosure of any disposition of handysize bulk carriers by BHM or any of its affiliates on behalf of persons other than the Company.

For the policy period ending February 20, 2003, the Company placed 52.5% of its H&M insurance in excess of claims of $125,000 each incident with Northampton Assurance Ltd. ("NAL"), up to a maximum of $125,000 each incident, on three vessels. NAL is a wholly owned subsidiary of NHL. In addition, the Company placed 22.5% of its H&M in excess of claims of $125,000 each incident on all vessels, with NAL. Additional risk assumed by NAL was fully reinsured. For the policy period ended February 20, 2002, the Company placed 20% of its H&M insurance in excess of claims of $125,000 each incident with NAL, up to a maximum of $125,000 each incident on four vessels. Also, the Company placed 25% of Machinery (only) losses on eleven vessels at up to 25% in excess of the basic deductible of $125,000 up to a maximum of $25,000 each incident with NAL. Additionally, the Company placed with NAL 30% of its H&M in excess of claims of $125,000 each incident on eleven vessels. Additional risk assumed by NAL was fully reinsured. Vessel operating expenses on the Consolidated Statements of Operations include approximately $499,000, $437,000 and $306,000 of insurance premiums and approximately $87,000, $115,000 and $85,000 of brokerage commissions payable to NAL during 2002, 2001 and 2000, respectively.

The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties.

C. Interests of experts and counsel

Not applicable

Item 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

See Item 18.

A.7. Legal proceedings

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of its or their property is the subject, other than ordinary routine litigation incidental to the Company's business.

A.8. Policy on dividend distributions

The Company has a policy of investment for future growth and does not anticipate paying cash dividends on the common stock in the foreseeable future. The payment of cash dividends on shares of common stock will be within the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, the Company's capital requirements and other financial factors which are considered relevant by the Company's Board of Directors. Both the Cliaship and the ABSC loan facilities restrict the payment of dividends.

B. Significant changes

Not applicable

Item 9. THE OFFER AND THE LISTING

A. Offer and listing details

The following table sets forth, for the last six months, the high and low sales price, for the two most recent fiscal years, the quarterly high and low sales prices and for the last five fiscal years, the annual high and low sales price for a share of Common Stock on the American Stock Exchange:

	Sales price	
	High	Low
2002		
1st Quarter	8.20	5.60
2nd Quarter	7.95	6.75
3rd Quarter	7.65	6.00
4th Quarter	7.45	4.90
July	7.65	6.80
August	6.70	6.20
September	6.78	6.00
October	6.01	4.90
November	5.60	5.40
December	7.45	5.40
2001		
1st Quarter	0.70	0.40
2nd Quarter	1.63	0.51
3rd Quarter	5.25	1.10
4th Quarter	6.25	4.15
Annual		
2000	2.25	0.25
1999	4.00	1.00
1998	9.00	2.63
1997	7.00	2.81

As of December 31, 2002, there were 254 record holders of Common Stock, 211 of whom, holding approximately 23% of the outstanding shares of Common Stock, had registered addresses in the United States.

B. Plan of distribution

Not applicable

C. Markets

The Company's Common Stock has been publicly held and listed for trading on the American Stock Exchange since the completion of the Company's public offering in August 1988. The symbol for the Company's Common Stock on the American Stock Exchange is "BHO." The Common Stock is not listed for trading on an exchange or other market outside of the United States.

Item 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable

B. Memorandum and articles of association

The Articles of Incorporation of the Company as amended July 25, 1988, were filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, Registration No. 33-22811 ("the Registration Statement"). The Amendment adopted October 11, 1995 to the Articles of Incorporation of the Company, was filed as Exhibit 1.1(i) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1995. The Amendment adopted October 21, 1998 to the Articles of Incorporation, was filed as Exhibit 1.2(ii) to the Company's Annual Report on Form 20F for the fiscal year ended December 31, 1998.

The By-Laws of the Company, were filed as Exhibit 3.2 to the Registration Statement. The Amendment adopted October 11, 1995 to the By-Laws of the Company, was filed as Exhibit 1.2(i) to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1995. The Amendment adopted October 21, 1998 to the By-Laws of the Company, was filed as Exhibit 1.2(iii) to the Company's Annual Report on Form 20F for the fiscal year ended December 31, 1998.

C. Material contracts

Material contracts are listed as exhibits and described elsewhere in the text.

D. Exchange controls

Currently, there are no governmental laws, decrees or regulations in Liberia, the country in which the Company is incorporated, which restrict the export or import of capital (including foreign exchange controls), or which affect the remittance of dividends or other payments to nonresident holders of the securities of Liberian corporations. Also, there are no limitations currently imposed by Liberian law or by the Company's Articles of Incorporation and By-Laws on the right of nonresident or foreign owners to hold or vote the Company's Common Stock.

E. Taxation

United States shareholders of the Company are not subject to any taxes under existing laws and regulations of Liberia. There is currently no reciprocal tax treaty between Liberia and the United States regarding income tax withholding on dividends.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20459. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrant's have filed electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our offices located at 3rd Floor, Par La Ville Place, 14 Par La Ville Road Hamilton HM 08, Bermuda.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The carrying amount reported in the Consolidated Balance Sheets for cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the short-term maturities. The carrying amount reported in the Consolidated Balance Sheets for long-term debt approximates its fair value due to variable interest rates, which approximate market rates.

The estimated fair value of the Notes is based on quoted market prices. The carrying amount and the fair value of the Notes were $12,230,000 and $4,327,000, respectively at December 31, 2002 and $13,480,000 and $5,419,000, respectively at December 31, 2001.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company maintains its cash accounts with various major financial institutions in the United States, the United Kingdom and Norway. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. At December 31, 2002, the Company's four largest accounts receivable balances represented 49% of total accounts receivable. At December 31, 2001, the Company's two largest accounts receivable balances represented 72% of total accounts receivable. The allowance for doubtful accounts was $108,000 at December 31, 2002 during which time there were no direct write-offs. Doubtful accounts totaling approximately $26,000 were written off directly in 2001.

Item 15. CONTROLS AND PROCEDURES

A. Within the 90-day period prior to the filing date of this annual report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company's management has concluded that the Company's disclosure controls and procedures are effective to ensure that material information relating to the Company and its consolidated subsidiaries is made known to them, particularly during the period when our periodic reports are being prepared.

B. Subsequent to the date of management's evaluation, there were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 17. FINANCIAL STATEMENTS

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18. FINANCIAL STATEMENTS.

The following Consolidated Financial Statements of the Company and its subsidiaries appear at the end of this Annual Report:

Item 19. EXHIBITS.

I. Agreement dated 31st May 2002 between B+H Ocean Carriers, Ltd. and Paradise Investments Ltd. relating to the sale of shares of Atlantic Bulker Shipping Corp.

II. Loan agreement dated 8th August 2002 between Nordea Bank Norge ASA and Cliaship Holdings Ltd. providing for a $38,648,000 Secured Term Loan Facility.

The following documents have been filed as Exhibits to the Annual Report on Form 20F of B+H Ocean Carriers Ltd., incorporated herein by reference:

Agreement dated 27 June 2001 between B+H Ocean Carriers, Ltd. and Bulk Shipping Investment Corporation relating to the purchase of the shares of Atlantic Bulker Shipping Corp.

Agreement dated 1 July 2001 between B+H Ocean Carriers, Ltd. and 120884 Canada Inc. relating to the acquisition of shares of Dominion Bulk Ltd.

Consent Solicitation Statement dated January 17, 2001 by Equimar Shipholdings, Ltd. and the holders of its First Preferred Ship Mortgage Notes Due 2007.

Memorandum of Agreement dated January 24, 2001 among Challenger Marine Inc., Majuro, Marshall Islands and Sphere Shipholding Corp, Monrovia, Liberia, a wholly owned subsidiary of the Company, relating to the sale of the M/T POCASSET.

Form of Eighth Supplemental Indenture dated as of February 7, 2001 between Equimar Shipholdings Ltd., the Guarantors and Allfirst Bank, as trustee relating to the First Preferred Ship Mortgage Notes Due 2007.

Amendment No. 3 adopted February 22, 2001 among Christiana Bank Og Kreditkasse ASA and subsidiaries of the Company relating to the Loan Agreement made on the 26th day of October 2000.

Memorandum of Agreement dated April 4, 2001 among Jason Shipping, Monrovia, Liberia and HKH Shipping Corp, Monrovia, Liberia, a wholly owned subsidiary of the Company, relating to the sale of the M/T HAROLD K. HUDNER.

Memorandum of Agreement dated May 12, 2000 among Maritime Delivery Inc., Tortola, BVI and RPME Shipping Corp., Monrovia, a wholly-owned subsidiary of the Company, relating to the sale of the M/V R. PETER M. ELRICK.

Form of Ninth Supplemental Indenture dated as of May 15, 2001 between Equimar Shipholdings Ltd., the Guarantors and Allfirst Bank, as trustee relating to the First Preferred Ship Mortgage Notes Due 2007.

Consent Solicitation Statement dated May 30, 2001 by Equimar Shipholdings, Ltd. and the holders of its First Preferred Ship Mortgage Notes Due 2007.

Memorandum of Agreement dated June 14, 2000 among Transbunkering S.A., Monrovia, and Macle Shipping Corp, Monrovia, a wholly owned subsidiary of the Company, relating to the sale of the M/T MACLE.

Form of Seventh Supplemental Indenture dated as of July 26, 2000 between Equimar Shipholdings Ltd., the Guarantors and Allfirst Bank, as trustee relating to the First Preferred Ship Mortgage Notes Due 2007.

Loan Agreement made on the 26th day of October 2000 among Christiana Bank Og Kreditkasse ASA and subsidiaries of the Company.

Amendment No. 1 adopted November 7, 2000 among Christiana Bank Og Kreditkasse ASA and subsidiaries of the Company relating to the Loan Agreement made on the 26th day of October 2000.

Loan Agreement made on the 19th day of December 2000 among Paradise Investment Ltd. (borrower) and B+H Ocean Carriers, Ltd. (lender).

Amendment No. 2 adopted December 29, 2000 among Christiana Bank Og Kreditkasse ASA and subsidiaries of the Company relating to the Loan Agreement made on the 26th day of October 2000.

Memorandum of Agreement dated January 29, 1999 among Semeli Shipping and Trading S.A., Monrovia and Arma Shipping Corp, Monrovia, a wholly owned subsidiary of the Company, relating to the sale of the M/T ARMA.

Memorandum of Agreement dated February 11, 1999 among Semeli Shipping and Trading S.S., Monrovia, and Cury Shipping Corp., Monrovia, a wholly owned subsidiary of the Company, relating to the sale of the M/T CURY.

Memorandum of Agreement dated April 27, 1999 among Crystal Waters Int'l Limited., BVI, and Ulan Shipping Corp., Monrovia, a wholly owned subsidiary of the Company, relating to the sale of the M/T ULAN.

Memorandum of Agreement dated June 7, 1999 among Chevron Transport Corporation, Liberia, and Acoaxet Shipping Corp., Marshall Islands, a wholly owned subsidiary of the Company, relating to the purchase of the M/T ACOAXET.

Memorandum of Agreement dated June 7, 1999 among Chevron Transport Corporation, Liberia, and Acushnet Shipping Corp., Marshall Islands, a wholly owned subsidiary of the Company, relating to the purchase of the M/T ACUSHNET.

Memorandum of Agreement dated June 7, 1999 among Chevron Transport Corporation, Liberia, and Agawam Shipping Corp., Marshall Islands, a wholly owned subsidiary of the Company, relating to the purchase of the M/T KENNETH T. DERR.

Memorandum of Agreement dated June 7, 1999 among Chevron Transport Corporation, Liberia, and Algonquin Shipping Corp., Marshall Islands, a wholly owned subsidiary of the Company, relating to the purchase of the M/T RAYMOND E. GALVIN.

Memorandum of Agreement dated June 7, 1999 among Chevron Transport Corporation, Liberia, and Anawan Shipping Corp., Marshall Islands, a wholly owned subsidiary of the Company, relating to the purchase of the M/T CARLA A. HILLS.

Memorandum of Agreement dated June 7, 1999 among Chevron Transport Corporation, Liberia, and Aquidneck Shipping Corp., Marshall Islands, a wholly owned subsidiary of the Company, relating to the purchase of the M/T AQUIDNECK.

Memorandum of Agreement dated June 22, 1999 among Silvia Shiptrade (S) Pte. Ltd., Singapore, and Nike Shipping Corp., Monrovia, a wholly owned subsidiary of the Company, relating to the sale of the M/T NIKE.

Memorandum of Agreement dated July 1, 1999 among Silvia Shiptrade (S) Pte. Ltd., Singapore, and Edmo Shipping Corp., Monrovia, a wholly owned subsidiary of the Company, relating to the sale of the M/T EDMO.

Memorandum of Agreement dated July 2, 1999 among Yutang Star Shipping Corp., Panama, and Iter Shipping Corp., Monrovia, a wholly owned subsidiary of the Company, relating to the sale of the M/T ITER.

Loan Agreement made on the 26th day of July 1999 among Christiana Bank Og Kreditkasse ASA, Finansbanken ASA, Nordlandsbanken ASA, Chevship Holdings Ltd. (renamed Cliaship Holdings Ltd.) and subsidiaries of the Company.

Share Transfer Agreement dated September 25, 1999 among B+H Ocean Carriers Ltd. and Wickford Shipping Corp, Bermuda, relating to the sale of Alex Shipping Corp.

Memorandum of Agreement dated November 14, 1999 among Maritime Delivery Inc., Tortola, BVI and Narragansett Shipping Corp., Monrovia, a wholly owned subsidiary of the Company, relating to the sale of the M/V NARRAGANSETT.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

B+H OCEAN CARRIERS LTD.

(Registrant)

Date: February 14, 2003

By: ______________________
Michael S. Hudner
Chairman of the Board, President,
Chief Executive Officer and
Class A Director

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael S. Hudner, certify that:

1. I have reviewed this annual report on Form 20-F of B+H Ocean Carriers Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or to omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent function):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 14, 2003

By: ------------------------------------

Michael S. Hudner
Chairman of the Board, President and Chief Executive Officer and Class A Director

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 - continued -------------------------

I, R. Anthony Dalzell, certify that:

1. I have reviewed this annual report on Form 20-F of B+H Ocean Carriers Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or to omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent function):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 15, 2003 By:

R. Anthony Dalzell
Treasurer and Chief Financial Officer
And Class B Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of B+H Ocean Carriers Ltd.; (the "Company") on Form 20-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael S. Hudner, Chairman of the Board, President and Chief Executive Officer and Class A Director of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13 (a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 14, 2003

By: ------------------------------
Michael S. Hudner
Chairman of the Board, President and Chief Executive Officer and Class A Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of B+H Ocean Carriers Ltd.; (the "Company") on Form 20-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. Anthony Dalzell, Treasurer and Chief Financial Officer and Class B Director of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13 (a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(3) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 15, 2003

By: ---------------------------

R. Anthony Dalzell
Treasurer and Chief Financial Officer
And Class B Director

Item 18. FINANCIAL STATEMENTS.

B+H Ocean Carriers Ltd.
Index to Consolidated Financial Statements



PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

Report of Independent Accountants

To the Board of Directors and Shareholders of
B+H Ocean Carriers Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of B+H Ocean Carriers Ltd. and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, NY
February 14, 2003 except for NOTES 3, 6 and 13 which are dated March 24, 2003

B+H Ocean Carriers Ltd.
Consolidated Balance Sheets
December 31, 2002 and 2001

Assets	**2002**	**2001**
Current assets:		
Cash and cash equivalents	$ 7,587,259	$ 12,267,989
Trade accounts receivable, less allowance for doubtful accounts of $108,000 in 2002 and $0 in 2001, respectively	4,314,491	1,016,429
Inventories	1,803,621	968,838
Prepaid expenses and other current assets	883,767	906,204
Total current assets	14,589,138	15,159,460
Vessels, at cost:		
Vessels	144,218,362	142,813,282
Less - Accumulated depreciation	(42,124,381)	(32,134,691)
	102,093,981	110,678,591
Investments and other assets	901,974	2,732,329
Total assets	$ 117,585,093	$ 128,570,380
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 6,931,618	$ 5,462,542
Accrued liabilities	2,062,695	4,407,350
Accrued interest	1,416,729	2,041,619
Current portion of mortgage payable	11,923,000	10,425,000
Deferred income	788,827	1,024,814
Other liabilities	696,874	208,125
Total current liabilities	23,819,743	23,569,450
Earn-out interest	-	4,820,000
9-7/8% first preferred ship mortgage notes	12,230,000	13,480,000
Mortgage payable	27,959,750	36,316,691
Total liabilities	64,009,493	78,186,141
Commitments and contingencies (Note 8)		
Minority interest in subsidiary	23,866	23,866
Shareholders' equity:		
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized; 4,313,916 shares issued, 3,840,522 and 3,937,422 shares outstanding as of December 31, 2002 and 2001, respectively	43,140	43,140
Paid-in capital	38,041,981	38,294,437
Retained earnings	18,475,564	14,391,082
	56,560,685	52,728,659
Less - Treasury stock	3,008,951	2,368,286
Total shareholders' equity	53,551,734	50,360,373
Total liabilities and shareholders' equity	$ 117,585,093	$ 128,570,380

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Operations
For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Revenues:			
Voyage, time and bareboat charter revenues	$ 64,537,505	$ 67,324,434	$ 52,648,963
Other income	27,881	397,170	389,668
Total revenues	64,565,386	67,721,604	53,038,631
Operating expenses:			
Voyage expenses	28,683,727	21,728,221	12,581,990
Vessel operating expenses, drydocking and survey costs	16,282,104	15,582,033	14,427,864
Charge for impairment of long-lived assets	-	-	6,393,965
Depreciation and amortization	10,407,804	10,008,586	10,934,379
General and administrative:			
Management fees to related party	908,366	1,009,437	1,257,796
Other	2,595,052	2,829,651	2,411,155
Total operating expenses	58,877,053	51,157,928	48,007,149
Income from vessel operations	5,688,333	16,563,676	5,031,482
Other income (expense):			
Loss on equity investment	-	-	(1,564,934)
Loss on sale of vessels	-	(545,386)	(1,494,504)
Interest expense	(3,442,857)	(5,574,899)	(14,482,024)
Interest income	36,981	196,382	450,903
Earn-out interest	1,004,150	-	(4,820,000)
Income to minority interest in subsidiary	-	(33,196)	-
Other expense	-	-	(239,637)
Total other expenses, net	(2,401,726)	(5,957,099)	(22,150,196)
Income (loss) before extraordinary gain	3,286,607	10,606,577	(17,118,714)
Extraordinary gain on constructive retirement of 9-7/8% First Preferred Ship Mortgage Notes	797,875	513,131	63,932,944
Net income	$ 4,084,482	$ 11,119,708	$ 46,814,230
Basic earnings (loss) per share:			
Income (loss) before extraordinary gain	$ 0.85	$ 2.51	$ (3.97)
Extraordinary gain on constructive retirement of 9-7/8% First Preferred Ship Mortgage Notes	$ 0.21	$ 0.12	$ 14.82
Basic earnings per common share	$ 1.06	$ 2.63	$ 10.85
Diluted earnings (loss) per share:			
Income (loss) before extraordinary gain	$ 0.74	$ 2.26	$ (3.97)
Extraordinary gain on constructive retirement of 9-7/8% First Preferred Ship Mortgage Notes	$ 0.18	$ 0.11	$ 14.82
Diluted earnings per common share	$ 0.93	$ 2.37	$ 10.85
Weighted average number of shares outstanding:			
Basic	3,869,865	4,221,228	4,313,916
Diluted	4,413,423	4,691,082	4,313,916

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Changes in Shareholders' Equity

	Common Stock	Treasury Stock	Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
Balance, December 31, 1999	$ 43,140	$ (1,038,519)	$ 38,294,437	$ (43,475,386)	$ (6,176,328)
Net income				46,814,230	46,814,230
Balance, December 31, 2000	43,140	(1,038,519)	38,294,437	3,338,844	40,637,902
Net income				11,119,708	11,119,708
Treasury shares issued (1)		158,754		(67,470)	91,284
Purchase treasury shares		(1,488,521)			(1,488,521)
Balance, December 31, 2001	43,140	(2,368,286)	38,294,437	14,391,082	50,360,373
Net income				4,084,482	4,084,482
Treasury shares issued (1)		(640,665)			(640,665)
Sale of consolidated subsidiary (2)			(252,456)		(252,456)
Balance, December 31, 2002	$ 43,140	$ (3,008,951)	$ 38,041,981	$ 18,475,564	$ 53,551,734

Shares outstanding at December 31, 2002, 2001 and 2000 totaled 3,840,522, 3,937,422 and 4,313,916, respectively.

(1) Treasury shares issued per 1998 Agreement, see NOTE 5.
(2) Loss on sale of consolidated subsidiary, see NOTE 4.

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 4,084,482	$ 11,119,708	$ 46,814,230
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,407,804	10,008,586	10,934,379
Charge for impairment of long-lived assets	-	-	6,393,965
Loss on sale of vessels	-	545,386	1,494,504
Loss on equity investment	-	-	1,564,934
Income to minority interest in subsidiary	-	33,196	-
Other	-	91,284	-
Provision for bad debts	108,000	-	-
Earn-out interest	(1,004,150)	-	-
Extraordinary gain on constructive retirement of 9-7/8% First Preferred Ship Mortgage Notes	(797,875)	(513,131)	(63,932,944)
Changes in assets and liabilities (Note A):			
(Increase) decrease in trade accounts receivable	(3,406,062)	628,904	1,412,498
(Increase) decrease in insurance claims receivable	-	(174,854)	1,021,234
(Increase) decrease in inventories	(834,783)	(277,167)	85,870
Decrease in prepaid expenses and other current assets	22,437	38,936	802,163
(Increase) decrease in accounts payable	1,469,076	(34,632)	(1,787,256)
(Decrease) increase in accrued liabilities	(2,344,655)	14,025	1,132,757
(Decrease) increase in accrued interest and earn-out interest	(624,888)	(1,219,834)	1,872,876
(Decrease) increase in deferred income	(235,987)	(470,628)	229,141
Increase (decrease) in other liabilities	488,749	(80,252)	176,013
Decrease in security deposit payable	-	(2,500,000)	-
Total adjustments	3,247,666	6,089,819	(38,599,866)
Net cash provided by operating activities	7,332,148	17,209,527	8,214,364
Cash flows from investing activities:			
Investment in subsidiary, net of cash paid	-	278,168	-
Investment in vessels, net	(1,405,082)	(6,515,101)	(2,777,144)
Proceeds from sale of vessels	-	12,893,000	1,965,657
Decrease in restricted cash	-	-	3,548,696
Loans to affiliates	736,750	(624,082)	(1,905,000)
Net cash (used in) provided by investing activities	(668,332)	6,031,985	832,209
Cash flows from financing activities:			
Payments on line of credit, net	-	-	(3,900,000)
Payments for debt issuance costs	(423,816)	(449,829)	(758,075)
Constructive retirement of 9-7/8% First Preferred Ship Mortgage Notes	(452,125)	(651,869)	(37,188,406)
Purchase of treasury stock	(640,665)	(1,488,521)	-
Proceeds from vessel financing	38,648,000	-	66,250,000
Payment of earn-out interest	(2,968,999)	-	-
Payments of mortgage principal	(45,506,941)	(21,602,059)	(26,400,000)
Net cash used in financing activities	(11,344,546)	(24,192,278)	(1,996,481)
Net (decrease) increase in cash and cash equivalents	(4,680,730)	(950,766)	7,050,092
Cash and cash equivalents, beginning of year	12,267,989	13,218,755	6,168,663
Cash and cash equivalents, end of year	$ 7,587,259	$ 12,267,989	$ 13,218,755

NOTE A: Net of effects of acquisitions of Atlantic Bulker Shipping Corp. and Dominion Bulk Ltd. in 2001.
Supplemental schedule of noncash financing and investing transactions (Note 11).

B+H OCEAN CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION

B+H Ocean Carriers Ltd. (the "Company"), a Liberian Corporation, was incorporated in April 1988 and was initially capitalized on June 27, 1988. The Company is engaged in the business of acquiring, investing in, owning, acquiring, operating and selling product tankers and bulk carriers. In August 1988, the Company completed a public offering of 4,000,000 shares of its common stock.

As of December 31, 2002 and 2001, the Company owned and operated nine product tankers, four chemical/product tankers and had a 50% interest in one bulk carrier.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:

The accompanying Consolidated Financial Statements are prepared on the accrual basis of accounting and the economic resources measurement focus in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is set out below.

Principles of consolidation:

The accompanying Consolidated Financial Statements include the accounts of the Company, its majority owned subsidiaries and a less than majority owned subsidiary that the Company is deemed to control. All significant intercompany transactions and accounts have been eliminated in consolidation. No losses are allocated to minority shareholders of consolidated subsidiaries if such losses exceed the minority interest in the equity capital.

Revenue recognition, trade accounts receivable and concentration of credit risk:

Revenues from voyage and time charters are recognized in proportion to the charter-time elapsed during the reporting periods. Charter revenue received in advance is recorded as a liability until charter services are rendered.

Under a voyage charter, the Company agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount. Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the Company's responsibility. Voyage revenues and voyage expenses include estimates for voyage charters in progress which are recognized on a percentage-of-completion basis by prorating the estimated final voyage profit using the ratio of voyage days completed through year end to the total voyage days.

Under a time charter, the Company places a vessel at the disposal of a charterer for a given period of time in return for the payment of a specified rate per DWT capacity per month or a specified rate of hire per day. Voyage costs are the responsibility of the charterer. Revenue from time charters in progress is calculated using the daily charter hire rate, net of brokerage commissions, multiplied by the number of on-hire days through the year end.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company maintains its cash accounts with various high quality financial institutions in the United States, the United Kingdom and Norway. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. At various times throughout the year, the Company may maintain certain US bank account balances in excess of Federal Deposit Insurance Corporation limits. The

Company does not believe that significant concentration of credit risk exists with respect to these cash equivalents.

Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses when necessary. At December 31, 2002, the Company's four largest accounts receivable balances represented 49% of total accounts receivable. At December 31, 2001, the Company's two largest accounts receivable balances represented 72% of total accounts receivable. The allowance for doubtful accounts was $108,000 at December 31, 2002. The allowance for doubtful accounts was $0 in 2001 due to the fact that accounts deemed uncollectible were written off directly during the reporting period.

Basic and diluted net income per common share:

Basic net income per common share is computed by dividing the net income for the year by the weighted average number of common shares outstanding in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), *Earnings per Share.* Diluted earnings per share ("EPS") is calculated by dividing net income for the year by the weighted average number of common shares, increased by potentially dilutive securities. Diluted EPS reflects the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement discussed in NOTE 5.

	2002	2001
Weighted average number of shares outstanding	3,869,865	4,221,228
Net effect of outstanding stock options	506,542	373,585
Stock compensation shares not issued	37,016	96,269
Diluted earnings per share	4,413,423	4,691,082

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for the options granted, therefore, no compensation expense has been recognized. For companies electing to use APB 25, SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), requires pro forma disclosures determined through the use of an option-pricing model as if the provisions of SFAS No. 123 had been adopted.

The weighted average fair value at the date of grant for the options granted on December 31, 2000 was $0.13 per share. The fair value of the options were determined using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Volatility	26%
Risk-free interest rate	5%
Expected life	10 years

If the Company had adopted the provision of SFAS No. 123, the reported net income and earnings per share would have been $78,000 and $1.34 lower, respectively for the year ended December 31, 2000. As of December 31, 2002 and 2001, no options have been granted or exercised.

Cash and cash equivalents:

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash, money market accounts and overnight deposits with a maturity of 90 days or less from the date of acquisition.

Vessels, capital improvements and depreciation:

Vessels are stated at cost, which includes contract price and acquisition costs. Depreciation is provided using the straight-line method over the remaining estimated useful lives of the vessels, based on cost less salvage value. The estimated useful lives used are 30 years from the date of construction. When vessels are sold, the cost and related accumulated depreciation are reversed from the accounts, and any resulting gain or loss is reflected in the accompanying Consolidated Statements of Operations.

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over a 5 year period until the next special survey. Capital improvements totaled $1,405,000, $6,515,000 and $2,777,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Repairs and maintenance:

Expenditures for repairs and maintenance and drydocking of vessels are charged against income in the year incurred. Repairs and maintenance expense approximated $1,554,000, $1,351,000 and $1,680,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Impairment of long-lived assets:

In 2001 and 2000, the Company evaluated its asset base under the guidelines established by Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("SFAS No. 121"). In accordance with the provisions of SFAS No. 121, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying amount of these assets, a loss is recognized for the difference between the fair value and the carrying value of the asset. Impairment loss on assets to be disposed of, if any, is based on the estimated proceeds to be received, less estimated costs of disposal. A charge of approximately $6.4 million for the impairment of the vessels sold on March 1 and May 30, 2001 was included in the Consolidated Statements of Operations as of December 31, 2000 (see NOTE 12).

The Financial Accounting Standards Board ("FASB") has approved Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale and the principal implementation issues. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. This Statement supersedes SFAS No. 121. Adoption of the Statement did not have a material impact on the Company's Consolidated Financial Statements. There were no impairment issues recorded for the year ended December 31, 2002.

Goodwill:

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), *Goodwill and Other Intangible Assets*, which supersedes APB Opinion No. 17, *Intangible Assets.* The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets; (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired); (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill; and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives. SFAS No. 142 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of the Statement did not have a material impact on the Company's Consolidated Financial Statements.

Inventories:

Inventories consist of engine and machinery lubricants and bunkers required for the operation and maintenance of each vessel. Inventories are valued at cost, using the first-in, first-out method. Expenditures on other consumables are charged against income when incurred.

Taxation:

The Company is not subject to corporate income taxes on its profits in Liberia because its income is derived from non-Liberian sources. The Company is not subject to corporate income tax in other jurisdictions.

Translation of foreign currencies:

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of transaction. Resulting exchange gains and/or losses on settlement or translation are included in the accompanying Consolidated Statements of Operations.

Reclassifications:

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Term loan issuance costs:

Term loan issuance costs are amortized over the life of the obligation using the straight-line method.

Recent accounting pronouncements:

In May 2002, the FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS No. 145"), *Rescission of FAS Nos. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections as of April 2002.* This Statement rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment to that Statement, FASB Statement No. 64 *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. This Statement also rescinds FASB Statement No. 44, *Accounting for Intangible Assets of Motor Carriers*. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changes conditions.

Under FASB Statement No. 4, all gains and losses from extinguishments of debt were required to be aggregated and if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates Statement 4 and thus the exception to applying Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements—the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations as an extraordinary item. This Statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. Early application of the provisions of this Statement related to the rescission of Statement 4 is encouraged. The Company has elected not to early adopt this Statement. When adopted in 2002, the extraordinary gain on constructive retirement of the Notes will be reclassified to ordinary income.

In November 2002, the FASB issued Financial Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, ("FIN 45"). FIN 45 requires a guarantor to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability at fair value for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As the disclosure requirements in FIN 45 are effective for financial statements ending after December 15, 2002. Adoption of this Statement is not anticipated to have a material effect on the Company's Consolidated Financial Statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS No. 148"), *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decision with respect to stock-based employee compensation and the effect of the method used on reported results. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2002. Adoption of this Statement is not anticipated to have a material impact on the Company's Consolidated Financial Statements.

NOTE 3- ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Issuance of 9 7/8% First Preferred Ship Mortgage Notes due 2007:

Effective June 25, 1997, Equimar issued 9 7/8% First Preferred Ship Mortgage Notes (the "Notes") in the aggregate principal amount of $125,000,000. The Notes are fully and unconditionally guaranteed by the Company, the sole stockholder of Equimar, and by certain subsidiaries of Equimar (the "Subsidiary Guarantors"). The Notes are secured by first preferred ship mortgages on the 10 vessels owned by the Subsidiary Guarantors at December 31, 2001 and by certain other property and contract rights. During 2002, 2001, 2000 and 1998, the Company repurchased $1,250,000, $1,165,000, $109,355,000 and $1,000,000, respectively of the Notes. In March 2003, the Company acquired $10,730,000 face value of the Notes for an aggregate cost of $4,143,000 from unaffiliated parties and entered into an option agreement to acquire the remaining $1,500,000 face value of the Notes held by an unaffiliated party (see NOTES 6 and 13).

B+H OCEAN CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ship swaps:

On February 7, 2001, the Company obtained consent from the holders of the Notes to the exchange of the capital stock of a vessel-owning subsidiary of Equimar, or of a vessel owned by such a subsidiary, for the capital stock or a vessel of another entity of comparable worth. On February 8, 2001, Equimar thereupon exchanged the capital stock of its subsidiary owning the M/T POCASSET for that of the subsidiary of Cliaship Holdings Ltd ("Cliaship"), which owned the M/T AGAWAM at that date.

On March 15, 2001, the Company obtained further consent from the holders of the Notes to the exchange of the capital stock of more than one vessel-owning subsidiary of Equimar, or of the vessels owned by such subsidiaries, for the capital stock of more than one vessel-owning entity, or their vessels, of comparable worth. Thereafter that day, Equimar exchanged the capital stock of its subsidiaries owning the M/T AQUIDNECK, the M/T HAROLD K. HUDNER and the M/T SKOWHEGAN for that of the subsidiaries of Cliaship which owned the M/T ACOAXET and the M/T ANAWAN at that date.

The exchanges were intercompany transactions that had no effect on the accompanying Consolidated Financial Statements.

Dominion Bulk Ltd.:

During 2001, the Company acquired 375 shares, $1.00 par value, representing a 75% interest in Dominion Bulk Ltd. ("Dominion"), a start-up company operating dry cargo vessels in the Great Lakes trades. The results for Dominion are included in the accompanying Consolidated Statements of Operations. No losses were allocated to minority shareholders of Dominion in the accompanying Consolidated Statements of Operations at December 31, 2002 due to the fact that such losses exceed the minority interest in the equity capital.

Atlantic Bulker Shipping Corp.:

On July 1, 2001, the Company acquired the remaining 50% interest in 50% joint venture Atlantic Bulker Shipping Corp. ("ABSC") for $20,000. The investment was previously accounted for using the equity method due to the fact that the Company was not a controlling shareholder. As a result of the acquisition in 2001, ABSC was included in the accompanying Consolidated Financial Statements of the Company at December 31, 2001. On June 1, 2002, the Company sold 50% of ABSC for $50,000 to an affiliated entity. The Company is deemed to have control of ABSC due to common ownership and it is therefore included in the accompanying Consolidated Financial Statements of the Company at December 31, 2002. The difference between the carrying value of the investment in ABSC at the date of the sale and the selling price of $252,000 has been recorded as an adjustment to paid-in capital in the accompanying Consolidated Financial Statements of the Company. No losses were allocated to minority shareholders of ABSC in the accompanying Consolidated Statements of Operations at December 31, 2002 due to the fact that such losses exceed the minority interest in the equity capital.

Vessel disposals:

The Company did not sell any vessels during 2002. The Company, through wholly owned subsidiaries, sold the following vessels during 2001 and 2000:

Date of Sale	Vessel	Selling Price	Loss on Sale
March 1, 2001	M/T POCASSET	8,400,000	2,989,000 (a)
May 31, 2001	M/T HAROLD K HUDNER	5,000,000	3,950,000 (b)
May 12, 2000	M/V R PETER M ELRICK	946,000	1,382,000 (c)
June 14, 2000	M/T MACLE	1,165,000	1,281,000 (d)

(a) Approximately $2,632,000 of this amount was included as a charge for impairment of long-lived assets in the accompanying 2000 Consolidated Statements of Operations. Additional costs of disposal totaling $357,000 are included as a loss on the sale of vessels in the accompanying 2001 Consolidated Statements of Operations.

(b) Approximately $3,762,000 of this amount was included as a charge for impairment of long-lived assets in the accompanying 2000 Consolidated Statements of Operations. Additional costs of disposal totaling $188,000 are included as a loss on the sale of vessels in the accompanying 2001 Consolidated Statements of Operations.

(c) Included as a charge for impairment of long-lived assets in the accompanying 1999 Consolidated Statements of Operations. Additional costs of disposal totaling $213,000 are included as a loss on the sale of vessels in the accompanying 2000 Consolidated Statements of Operations.

(d) Included as a loss on the sale of vessels in the accompanying 2000 Consolidated Statements of Operations.

The total proceeds from each of the Equimar vessels sold in 2000, plus operating cash flow in an amount equal to the proportionate value of the vessels prior to the sales, to the value of the entire fleet, was placed in escrow. The cash in escrow on July 1, 2000 was used to pay interest on the Notes due July 1, 2000, pursuant to the consent obtained from security holders as discussed in NOTE 6.

Proceeds from the sale of the Cliaship vessels sold in 2001 were used to repay the first two of three balloon payments due on the Cliaship facility discussed in NOTE 7. The balance of the first two balloon payments was paid from operating cash flow.

NOTE 4-INVESTMENTS AND OTHER ASSETS

Investments and other assets is comprised of the following:

	2002	2001
Investment in NHL	$ 20,688	$ 20,688
Bond issue costs, net of accumulated amortization of $6,595,725	356,796	444,312
Related party loan	-	1,106,581
Mortgage commitment fees	364,952	698,754
Other assets	159,538	461,994
Total investments and other assets	$ 901,974	$ 2,732,329

Bond issuance costs, including legal, accounting and underwriting fees, were incurred in connection with the issuance of the Notes and are being amortized over the 10 year term of the Notes. Additional amortization in an amount equal to the percentage of the Notes acquired by Cliaship times the outstanding balance is netted against the extraordinary gain in the accompanying Consolidated Statements of Operations at December 31, 2000.

Mortgage commitment fees incurred in connection with the Cliaship loan facility dated August 8, 2002 are being amortized over the 3-year term of the loan. Mortgage commitment fees incurred in connection with the Cliaship loan facility dated November 7, 2000 were written off in conjunction with the refinancing discussed in NOTE 7.

On July 1, 2001, the Company acquired the remaining 50% of the previously unconsolidated joint venture Atlantic Bulker Shipping Corp. ("ABSC") for $20,000. The excess of the cost over the fair value of the assets acquired was recorded as goodwill on the Consolidated Balance Sheets at December 31, 2001.

On June 1, 2002, the Company sold 50% of ABSC for $50,000 to an affiliated entity. The Company is deemed to have control of ABSC due to common ownership and it is therefore included in the accompanying Consolidated Financial Statements of the Company at December 31, 2002. Goodwill resulting from the acquisition in 2001 was revalued and the balance is recorded as Other Assets in the accompanying Consolidated Financial Statements at December 31, 2002.

On December 19, 2000, the Company entered into an agreement with Paradise Investments Ltd. ("Paradise"), an affiliated entity, providing for a loan by the Company to Paradise. In consideration of the loan, in repayment of principal and in lieu of interest, Paradise was to pay to the Company all net cash flows to which it was entitled and received in respect of its subscription to the Cliaship loan facility. On January 15, 2002, the Company loaned an additional $1.0 million to Paradise with which it increased its subscription to the Cliaship Loan Facility. As a result of the revaluation of the back-end fee in conjunction with the refinancing of the Cliaship facility in August 2002, repayment of the loan was $0.4 million less than the amount recorded by the Company. This amount is included as an offset to earn-out interest in the accompanying Consolidated Financial Statements at December 31, 2002.

NOTE 5-RELATED PARTY TRANSACTIONS:

The Company engages B+H Management Ltd. ("BHM"), a company 75% indirectly owned by two individuals who have effective voting control over the Company, to provide management services at a monthly rate of $5,541 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. These services include general, administrative and accounting services. During the years ended December 31, 2002, 2001 and 2000, the Company paid BHM fees of approximately $860,000, $918,000 and $1,258,000, respectively.

The Company engages BHM to provide technical management services at a monthly rate of $11,379 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from B+H Equimar (Singapore) Pte. Ltd., which is owned by BHM. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2002, 2001 and 2000, the Company paid BHM fees of approximately $1,183,000, $1,188,000 and $1,118,000, respectively for these services.

The Company engages BHM to provide commercial management services at a monthly rate of $9,024 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2002, 2001 and 2000, the Company paid BHM fees of approximately $1,300,000, $1,291,000 and $1,293,000, respectively for these services.

Dominion Bulk Carriers Ltd. paid $72,000 and $59,000 during 2002 and 2001, respectively for commercial management services. ABSC paid BHM a total of $103,000 in 2002 and 2001, respectively for general, administrative and accounting services and for technical management services.

BHM received brokerage commissions of $84,000 in connection with the sale of the M/T POCASSET in 2001 and $460,000 in connection with the six vessels purchased during 1999. The Company also paid BHM standard industry chartering commissions of $277,000, $279,000 and $225,000 in 2002, 2001 and 2000, respectively for certain time charters.

Effective December 31, 2000, the Company granted 600,000 stock options to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period.

Information regarding the stock options granted is as follows:

	Shares	Option Price
Outstanding at January 1, 2000	-	$ 1.00
Granted	600,000	
Exercised	-	
Canceled	-	
Outstanding at December 31, 2000	600,000	$ 1.00

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for the options granted, therefore, no compensation expense has been recognized. For companies electing to use APB 25, SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), requires pro forma disclosures determined through the use of an option-pricing model as if the provisions of SFAS No. 123 had been adopted.

The weighted average fair value at the date of grant for the options granted on December 31, 2000 was $0.13 per share. The fair value of the options were determined using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Volatility	26%
Risk-free interest rate	5%
Expected life	10 years

If the Company had adopted the provision of SFAS No. 123, the reported net income and earnings per share would have been $78,000 and $1.34 lower, respectively for the year ended December 31, 2000. As of December 31, 2002 and 2001, no options have been granted or exercised.

During 1998, the Company's Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. At December 31, 2001, 27,506 shares have been issued from treasury stock being held for this purpose. Due to forfeitures, no additional shares were issued during 2002. Compensation cost of $91,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the accompanying Consolidated Statements of Operations as of December 31, 2001.

For the policy period ending February 20, 2003, the Company placed 52.5% of its H&M insurance in excess of claims of $125,000 each incident with Northampton Assurance Ltd. ("NAL"), up to a maximum of $125,000 each incident, on three vessels. NAL is a wholly owned subsidiary of NHL. In addition, the Company placed 22.5% of its H&M in excess of claims of $125,000 each incident on all vessels, with NAL. Additional risk assumed by NAL was fully reinsured. For the policy period ended February 20, 2002, the Company placed 20% of its H&M insurance in excess of claims of $125,000 each incident with NAL, up to a maximum of $125,000 each incident on four vessels. Also, the Company placed 25% of Machinery (only) losses on eleven vessels at up to 25% in excess of the basic deductible of $125,000 up to a maximum of $25,000 each incident with NAL. Additionally, the Company placed with NAL 30% of its H&M in excess of claims of $125,000 each incident on eleven vessels. Additional risk assumed by NAL was fully reinsured. Vessel operating expenses on the Consolidated Statements of Operations include approximately $499,000, $437,000 and $306,000 of insurance premiums and approximately $87,000, $115,000 and $85,000 of brokerage commissions payable to NAL during 2002, 2001 and 2000, respectively.

Since June 1999, the Company has engaged Centennial Maritime Services Corp. ("Centennial"), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2002, 2001 and 2000, the Company paid Centennial manning fees of approximately $211,000, $216,000 and $152,000, respectively. The Company previously obtained manning services at a similar rate from an unrelated third party.

B+H Potier Partners ("B+H Potier"), which is 50% owned by the Chairman and President of the Company, received brokerage commissions of $32,000 in connection with the sales of two vessels in 2000.

In payment for services in connection with the issuance of the Notes, J.V. Equities, Inc., a company controlled by a director of the Company, received $600,000 from Equimar and received, from the Company, an interest of 2% of any future distributions to be paid by Equimar to the Company. During 2002, 2001 and 2000, the Company incurred fees of $240,000, $240,000 and $360,000, respectively, to J.V. Equities, Inc. for consulting services rendered.

NOTE 6-FIRST PREFERRED SHIP MORTGAGE NOTES PAYABLE

Effective June 25, 1997, Equimar (the "Issuer") issued $125 million of First Preferred Ship Mortgage Notes due 2007, bearing interest at 97/8%. The Notes are senior secured obligations of the Issuer and will mature on July 1, 2007. Payment of the principal of, and interest on the Notes is irrevocably and unconditionally guaranteed by the Company and each of the Subsidiary Guarantors. Interest is payable semi-annually on July 1 and January 1. The Notes contain certain restrictive covenants which, among other things, limit the payment of dividends and restrict the amount of additional borrowings.

Concurrently with the closing of the Notes, the Issuer entered into an escrow agreement (the "Escrow Agreement") with the First National Bank of Maryland as Escrow Agent, pursuant to which the Issuer initially deposited with the Escrow Agent an amount equal to the net cash proceeds of the Notes of $120,000,000. On July 22, 1997, the Escrow Agent released a portion of the escrowed property equal to the sum of the aggregate deposits required to be paid in respect of the acquisition contracts then executed and the amount necessary to repay the existing indebtedness of the Subsidiary Guarantors and the Issuer. The escrowed property was subsequently released to acquire additional vessels.

The escrow agreement requires that proceeds from the loss or sale of a mortgaged vessel be placed in escrow for the acquisition of a qualified substitute vessel(s). Proceeds received from the sale of mortgaged vessels, plus operating cashflow to total an amount equal to the proportionate value of the vessel prior to their respective sale or loss, to the value of the entire fleet, was placed in escrow and subsequently used to acquire two qualified substitute vessels (see NOTE 3).

On October 8, 1998, the Company acquired $1,000,000 face value of the Notes for $800,000 from an unaffiliated party. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt and included in other income in the accompanying Consolidated Statements of Operations at December 31, 1998.

During 2000, the Company acquired $109,355,000 face value of the Notes for an aggregate cost of $37,188,000 from unaffiliated parties. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt and included as extraordinary gain in the accompanying Consolidated Statements of Operations at December 31, 2000. The acquisitions were primarily financed with the proceeds of the Cliaship mortgage facility discussed in NOTE 7.

On February 7, 2001, the Company obtained consent from the holders of the Notes to the exchange of the capital stock of a vessel-owning subsidiary of Equimar, or of a vessel owned by such a subsidiary, for the capital stock or a vessel of another entity of comparable worth. On February 8, 2001, Equimar thereupon exchanged the capital stock of its subsidiary owning the M/T POCASSET for that of the subsidiary of Cliaship Holdings Ltd ("Cliaship") which owned the M/T AGAWAM at that date.

On March 15, 2001, the Company obtained further consent from the holders of the Notes to the exchange of the capital stock of more than one vessel-owning subsidiary of Equimar, or of the vessels owned by such subsidiaries, for the capital stock of more than one vessel-owning entity, or their vessels, of comparable worth. Thereafter that day, Equimar exchanged the capital stock of its subsidiaries owning the M/T AQUIDNECK, the M/T HAROLD K. HUDNER and the M/T SKOWHEGAN for that of the subsidiaries of Cliaship which owned the M/T ACOAXET and the M/T ANAWAN at that date.

During 2001, the Company acquired $1,165,000 face value of the Notes for an aggregate cost of $700,000 from unaffiliated parties. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt and included as extraordinary gain in the accompanying Consolidated Statements of Operations at December 31, 2001.

During 2002, the Company acquired $1,250,000 face value of the Notes for an aggregate cost of $452,000 million from unaffiliated parties. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt and included as extraordinary gain in the accompanying Consolidated Statements of Operations at December 31, 2002.

In March 2003, the Company acquired $10,730,000 face value of the Notes for an aggregate cost of $4,143,000 from unaffiliated parties and entered into an option agreement to acquire the remaining $1,500,000 face value of the Notes held by an unaffiliated party. The Company borrowed $2,500,000 from affiliates under a short-term note, payable upon refinancing of the Company's debt. The table below sets forth the total liabilities and shareholders equity of the Company as if the Notes had been acquired on December 31, 2002 (amounts are rounded):

	Prior to Notes Acquisition	After Notes Acquisition
Total Liabilities	$64,009,000	$55,779,000
Total Shareholders' Equity	$53,945,000	$60,532,000
Total Liabilities and Shareholders' Equity	$117,665,000	$116,022,000

NOTE 7-OTHER DEBT:

Mortgages payable:

On August 8, 2002, Cliaship entered into a three year $38,648,000 floating rate loan facility secured by the three product tankers owned by Cliaship and the Notes acquired with the proceeds of the Cliaship loan dated October 26, 2000. A portion of the proceeds from the loan was used to pay the back-end fee associated with the Cliaship floating rate facility discussed below.

The loan is repayable in six semi-annual installments commencing on January 5, 2003 and at intervals of six months thereafter. Each installment consists of the aggregate of (i) the full amount of the coupon payment from the Notes owned by Cliaship on the immediately preceding Notes coupon date; and (ii) $400,000 per vessel then owned by Cliaship, less the amount of interest due under the facility. In the event that the Company enters into a loan financing the construction of new buildings, $2,000,000 of the

Notes interest per annum can be applied to repayment of such facility. Interest on the facility is equal to LIBOR plus 3%.

Expenses associated with the loan include arrangement fees, which are capitalized and are being expensed over the three-year period of the loan.

The agreement contains certain restrictive covenants on Cliaship, which among other things, require minimum collateral coverage, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender.

On November 26, 1996, ABSC entered into a $3,500,000 floating rate loan facility agreement secured by a dry bulk carrier. The original repayment terms required 16 quarterly installments of $156,250 and a balloon payment of $1,000,000 due in February 2001. Interest under the loan accrued at LIBOR plus 1.375% and was payable quarterly in arrears.

On July 1, 2001, the Company acquired the remaining 50% interest in 50% joint venture Atlantic Bulker Shipping Corp. ("ABSC") for $20,000. The investment was previously accounted for using the equity method due to the fact that the Company was not a controlling shareholder. As a result of the acquisition in 2001, ABSC was included in the accompanying Consolidated Financial Statements of the Company at December 31, 2001. On June 1, 2002, the Company sold 50% of ABSC for $50,000 to an affiliated entity. The Company is deemed to have control of ABSC due to common ownership and it is therefore included in the accompanying Consolidated Financial Statements of the Company at December 31, 2002.

On April 23, 1998, ABSC entered into an agreement with the lender whereby a total of $234,375 of the current portion of the loan was deferred and added to the balloon payment. On February 8, 1999, another agreement was made whereby the lender deferred a total of $625,000 of the current portion. Of the deferred installments, a portion was added to the installments in 2000 and the remaining portion was added to the balloon payment due at maturity, which was extended to February 2002. The interest rate on the loan was increased from LIBOR plus 1.375% to LIBOR plus 1.875%. On February 4, 2000, ABSC was granted a deferral of the first quarterly installment due February 7, 2000. On March 22, 2001, a further agreement allowed for the deferral of the installment due May 7, 2001 and for a one-year extension of the facility through February 3, 2003.

In February 2003, the agreement was amended to extend the maturity date by one year, to allow for a deferral of the February installment and to reduce the subsequent installments to $50,000. A balloon of $1,134,750 falls due on the new maturity date.

The agreement contains certain restrictive covenants which, among other things, require minimum collateral coverage, limit the payment of dividends and restrict the amount of leverage. The balance outstanding as of December 31, 2002 was $1,234,750.

Approximately aggregate maturities of long-term debt under these facilities are as follows:

2003	$ 11,923,000
2004	13,399,750
2005	14,560,000
	$ 39,882,750

On October 26, 2000, Cliaship entered into a three year $74,600,000 floating rate loan facility secured by the four product tankers acquired July 28, 1999 and by the Equimar Shipholdings Ltd. ("Equimar") First Preferred Ship Mortgage Notes (the "Notes") acquired with the proceeds of the loan. A portion of the proceeds from the loan was used to repay the outstanding principal balance of Cliaship's existing floating rate facility and to repay the principal balance of the existing line of credit facility of Product Transport Company Ltd. ("PROTRANS"). The loan was repaid with the proceeds of the Cliaship loan facility discussed above.

Expenses associated with the facility included commitment and arrangement fees, which were written off during 2002. In addition, the Company was required to pay a back-end fee equal to 7.5% of the increase in the Net Asset Value ("NAV") of the Company (as defined) from the date of initial funding of the loan to the earlier of maturity or full prepayment. The Company originally estimated the charge to be approximately $4,820,000 based on the change in the NAV from before initial drawdown to December 31, 2000. The charge was included as earn-out interest expense in the accompanying Consolidated Statements of Operations at December 31, 2000. The liability was settled in conjunction with the refinancing on August 8, 2002, for $2,970,000. The difference between the carrying amount and the settlement amount is included as earn-out interest on the accompanying Consolidated Financial Statements as of December 31, 2002. This was offset by the write-off of a portion of the loan to Paradise discussed in NOTE 4 and by the write-off of the mortgage commitment fees associated with the previous loan facility.

NOTE 8-COMMITMENTS AND CONTINGENCIES:

As discussed in NOTE 5, the Company entered into an agreement with BHM whereby shares of the common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will grant the shares of common stock to BHM at such time as the specific requirements of the agreement are met. At December 31, 2001, 27,506 shares have been issued from treasury stock being held for this purpose. Due to forfeitures, no additional shares were issued during 2002. Compensation cost of $91,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the accompanying Consolidated Financial Statements as of December 31, 2001.

The Company is presently in litigation with the law firm of Reitler Brown LLC, the successor to the firm of Brock Silverstein LLC for payment of legal fees totaling $162,000 plus costs. Based on consultation with its counsel, the Company does not believe that it is responsible for such liabilities and, therefore, no provision for this matter has been recorded in the accompanying Consolidated Financial Statements.

NOTE 9-CONTINUING OPERATIONS:

The Company's ability to meet its debt service obligations and to reduce its total indebtedness will depend upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Although there can be no assurance that the Company's business will continue to generate cash flow at or above current levels, the Company believes that the significant reduction in indebtedness as a result of the constructive retirement of the Notes and the substantial mortgage principal reductions during the first quarter of 2003, 2002 and 2001, increases the likelihood that it will generate cash flow at levels sufficient to satisfy its debt service.

NOTE 10-FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

Cash and cash equivalents and accounts receivable:

The carrying amount reported in the accompanying Consolidated Balance Sheets for cash and cash equivalents and accounts receivable approximates their fair value due to the current maturities of such instruments.

Short- term debt:

The carrying amount reported in the accompanying Consolidated Balance Sheets for short-term debt approximates its fair value due to the current maturity of such instruments coupled with interest at variable rates that are periodically adjusted to reflect changes in overall market rates.

First Preferred Ship Mortgage Notes:

The estimated fair value of the Notes is based on quoted market prices. The carrying amount and the fair value of the notes was $12,230,000 and $4,327,000, respectively at December 31, 2002 and $13,480,000 and $5,419,000, respectively at December 31, 2001. See NOTE 6.

Long-term debt

The carrying amount of the Company's variable rate long-term debt approximates fair value.

NOTE 11-SUPPLEMENTAL CASH FLOW INFORMATION:

The Company issued 27,506 shares from treasury stock in fulfillment of the agreement discussed in NOTE 5. Compensation cost of $91,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the accompanying Consolidated Statements of Operations as of December 31, 2001. The excess of the cost of the shares to the Company over the market value of the shares at the date of issuance was charged to retained earnings.

In 2000, the Company assigned the balance of the note receivable from NHL to BHM as payment for services in connection with the acquisition of the Notes as discussed in NOTE 6.

Cash paid for interest was $2,471,000, $7,766,000 and $16,477,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 12-SIGNIFICANT CUSTOMERS

In 2002, revenues of $7.4 million from Ceres Hellenic represented 11.3% of total revenues. During 2001, revenues of $7.8 million from Ceres Hellenic, $7.8 from Shell Oil Company and $6.9 million from Alpine represented 11.5%, 11.5% and 10.3%, respectively of total revenues. Revenues in 2000 included charter hire revenues of $7.1 million from Alpine Shipping and $7.8 million from Ceres Hellenic representing 13.4% and 14.8% of total revenues, respectively.

NOTE 13—SUBSEQUENT EVENTS

During March 2003, the Company acquired $10,730,000 face value of the Notes for $4,143,000 from unaffiliated parties and entered into an option agreement to acquire the remaining $1,500,000 face value of the Notes held by an unaffiliated party. When this option is exercised, the Company will have acquired 100% of the Notes issued. The Company borrowed $2,500,000 from affiliates under a short-term note, payable upon refinancing of the Company's debt (See NOTE 6).

B+H OCEAN CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2002

NOTE 14: SUPPLEMENTAL GUARANTOR INFORMATION

	B+H OCEAN CARRIERS LTD.	EQUIMAR SHIPHOLDINGS LTD.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	RECLASSIFICATIONS AND ELIMINATIONS	B+H OCEAN CARRIERS LTD. CONSOLIDATED
CURRENT ASSETS:						
Cash and cash equivalents	$ 70,975	$ 5,694,361	$ -	$ 1,821,923	$ -	$ 7,587,259
Intercompany receivable	2,633,999	74,919,851	-	-	(77,553,850)	-
Trade accounts receivable	-		-	4,314,491	-	4,314,491
Inventories	-	299,417	-	1,504,204	-	1,803,621
Vessel Held for Sale	-		-	-	-	-
Bond Interest receivable	71,841			5,446,803	(5,518,644)	-
Prepaid expenses and other assets	49,375	282,455	-	551,937		883,767
Total current assets	2,826,190	81,196,084	-	13,639,358	(83,072,494)	14,589,138
VESSELS, EQUIPMENT, AND CAPITAL IMPROVEMENTS AT COST:						
Vessels, equipment, and capital improvements	-	225,103	108,706,244	35,287,015	-	144,218,362
Less-accumulated depreciation	-	(225,103)	(31,152,394)	(10,746,884)	-	(42,124,381)
	-	-	77,553,850	24,540,131	-	102,093,981
INTERCOMPANY	2,702,974	1,139,911		(3,840,385)	(2,500)	-
INVESTMENTS AND OTHER ASSETS	1,202,836	483,220	-	46,885,732	(47,669,814)	901,974
TOTAL ASSETS	$ 6,732,000	$ 82,819,215	$ 77,553,850	$ 81,224,836	$ (130,744,808)	$ 117,585,093
CURRENT LIABILITIES:						
Accounts payable	$ 8,947	$ 3,050,111	-	$ 3,872,559	-	$ 6,931,618
Accrued expenses	-	1,227,816	-	834,879	-	2,062,695
Accrued interest	-	6,177,876	-	757,497	(5,518,644)	1,416,729
Intercompany payable	-	-	77,553,850		(77,553,850)	-
Current Portion of Mortgage Payable	-	-	-	11,923,000	-	11,923,000
Deferred income	-		-	788,827	-	788,827
Other liabilities	-	18,156	-	678,718		696,874
Security deposit payable		-				-
Total current liabilities	8,947	10,473,959	77,553,850	18,855,480	(83,072,494)	23,819,743
ACCRUED EARN-OUT INTEREST				-		-
97/8 FIRST PREFERRED SHIP MORTGAGE NOTES	-	125,000,000	-	-	(112,770,000)	12,230,000
MORTGAGE PAYABLE	-	-	-	27,959,750	-	27,959,750
Total liabilities	8,947	135,473,959	77,553,850	46,815,230	(195,842,494)	64,009,493
NONCONTROLLING INTEREST IN SUBSIDIARY					23,866	23,866
SHAREHOLDERS EQUITY:						
Preferred stock, $.01 par value: 20,000,000 shares authorized: no shares issued	-	-	-	-	-	-
Common stock, $.01 par value: 30,000,000 shares authorized: 4,313,916 shares issued, 3,941,122 and 4,205,416 shares outstanding as of December 31, 2002 and 2001, respectively	43,140	-	-	2,500	(2,500)	43,140
Paid-in capital	38,294,437	-	-	2,450,000	(2,702,456)	38,041,981
Accumulated deficit	(28,605,573)	(52,654,744)	-	31,957,106	67,778,776	18,475,564
	9,732,004	(52,654,744)	-	34,409,606	65,097,686	56,560,685
Less:Treasury stock	(3,008,951)	-	-	-	-	(3,008,951)
Total shareholders' equity	6,723,053	(52,654,744)	-	34,409,606	65,097,686	53,551,734
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,732,000	$ 82,819,215	$ 77,553,850	$ 81,224,836	$ (130,744,808)	$ 117,585,093

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME AS OF DECEMBER 31, 2002

NOTE 14: SUPPLEMENTAL GUARANTOR INFORMATION

	B+H OCEAN CARRIERS LTD.	EQUIMAR SHIPHOLDINGS LTD. (5)	GUARANTOR SUBSIDIARIES (1)(4)	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS (3)	B+H OCEAN CARRIERS LTD. CONSOLIDATED
REVENUES:						
Voyage revenues	$ -	$ -	$ -	$ 64,537,505	$ -	$ 64,537,505
Charter hire revenue	-	-	27,376,345		(27,376,345)	-
Other income	203,903	-	27,881	-	(203,903)	27,881
Total revenues	203,903	-	27,404,226	64,537,505	(27,580,247)	64,565,386
OPERATING EXPENSES:						
Voyage expenses	-	-	-	28,683,727		28,683,727
Vessel operating expenses	(3,052)	37,027	12,629,512	3,618,617	-	16,282,104
Depreciation and amortization		87,516	7,814,101	2,506,187	-	10,407,804
General and administrative	141,267	1,515,872	717,013	1,129,266	-	3,503,418
Total operating expenses	138,215	1,640,415	21,160,626	35,937,797	-	58,877,053
Income (loss) from vessel operations	65,688	(1,640,415)	6,243,600	28,599,708	(27,580,247)	5,688,333
OTHER INCOME (EXPENSE):						-
Income to noncontrolling interest					-	-
Income (Loss) from equity investment	(320,264)				320,264	-
Gain on settlement of earn-out interest	-			1,004,150		1,004,150
Loss on sale of subsidiary	(252,456)				252,456	-
Interest expense	(420,348)	(12,458,768)		(1,722,361)	11,158,620	(3,442,857)
Interest income	271,970	24,035		10,899,595	(11,158,620)	36,981
Other income (Expenses), Non-cash	63,876			5,032,285	(5,096,161)	-
TOTAL OTHER INCOME (EXPENSE)	(657,222)	(12,434,733)	-	15,213,669	(4,523,441)	(2,401,727)
Income (loss) before extraordinary gain	(591,535)	(14,075,148)	6,243,600	43,813,377	(32,103,688)	3,286,607
EXTRAORDINARY GAIN	-	-		-	797,875	797,875
CHARTER HIRE DISTRIBUTABLE	-	-	-	(27,376,345)	27,376,345	-
NET INCOME (LOSS)	$ (591,535)	$ (14,075,148)	$ 6,243,600	$ 16,437,032	$ (3,929,469)	$ 4,084,482
BASIC AND DILUTED PER SHARE AMOUNTS:						
INCOME BEFORE EXTRAORDINARY GAIN						$ 0.85
EXTRAORDINARY GAIN ON CONSTRUTIVE RETIREMENT OF 9-7/8% FIRST PREFERRED SHIP MORTGAGE NOTES						0.18
						$ 0.21
BASIC EARNINGS PER COMMON SHARE						$ 1.06
DILUTED EARNINGS PER SHARE						$ 0.93
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING						
BASIC						3,869,865
DILUTED						4,413,423

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS AS OF DECEMBER 31, 2002

NOTE 14: SUPPLEMENTAL GUARANTOR INFORMATION

	B+H OCEAN CARRIERS LTD.	EQUIMAR SHIPHOLDINGS LTD. (5)	GUARANTOR SUBSIDIARIES (1)(4)	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS (3)	B+H OCEAN CARRIERS LTD. CONSOLIDATED
OPERATING ACTIVITIES:						
Net income	$ (591,535)	$ (14,075,148)	$ 6,243,600	$ 16,437,034	$ (3,929,469)	$ 4,084,482
Adjustments to reconcile net income to						
net cash provided from operating activities	724,775	87,516	7,814,101	(3,842,081)	3,929,469	8,713,779
Change in related balance sheet accounts	11,748	5,397,323	(6,167,211)	(4,707,974)		(5,466,113)
Cash provided from (used for) operating activities	144,989	(8,590,309)	7,890,490	7,886,979	-	7,332,148
INVESTING ACTIVITIES:						
Purchase of vessels, equipment, and capital improvements	-		(1,646,890)	241,807	-	(1,405,082)
Proceeds from the sale of vessels			-	-		-
Loan repayment	736,750	-	-	-	-	736,750
Decrease in security deposits payable	-	-	-		-	-
Investment in joint venture		-	-	-	-	-
Investment in subsidiary				-	-	-
Investment in 9 7/8% First Preferred Ship Mortgage Notes		-	-	-		-
Restricted cash	-	-	-	-	-	-
Dividend received from investment in guarantor subsidiaries	-	6,243,600	-	-	(6,243,600)	-
Cash provided from (used for) investing activities	736,750	6,243,600	(1,646,890)	241,807	(6,243,600)	(668,332)
FINANCING ACTIVITIES:						
Proceeds from line of credit	-	-	-		-	-
Proceeds from mortgage	-	-	-	38,648,000	-	38,648,000
Payments of mortgage principal	-	-	-	(45,506,941)		(45,506,941)
Payments of line of credit	-	-	-	-	-	-
Dividends paid to parent	-	-	(6,243,600)	-	6,243,600	-
Constructive retirement of First Preferred Ship Mortgage Notes	(452,125)	-	-	-	-	(452,125)
Purchase of treasury shares	(640,665)	-	-	-	-	(640,665)
Payments of debt issuance costs	-	-	-	(423,816)	-	(423,816)
Payment of earn-out interest				(2,968,999)		(2,968,999)
Cash used for financing activities	(1,092,790)	-	(6,243,600)	(10,251,756)	6,243,600	(11,344,546)
Net (decrease) increase in cash and cash equivalents	(211,051)	(2,346,709)	0	(2,122,970)	-	(4,680,730)
Cash and cash equivalents:						
Beginning of year	282,028	8,041,070	-	3,944,891	-	12,267,989
End of year	$ 70,975	$ 5,694,361	$ 0	$ 1,821,923	$ -	$ 7,587,259

See notes to supplemental guarantor information

B+H OCEAN CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2001

NOTE 14: SUPPLEMENTAL GUARANTOR INFORMATION

	B+H OCEAN CARRIERS LTD.	EQUIMAR SHIPHOLDINGS LTD.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	RECLASSIFICATIONS AND ELIMINATIONS	B+H OCEAN CARRIERS LTD. CONSOLIDATED
CURRENT ASSETS:						
Cash and cash equivalents	$ 282,028	$ 8,041,070	$ -	$ 3,944,891	$ -	$ 12,267,989
Intercompany receivable	2,633,999	81,087,061	-	-	(83,721,060)	-
Trade accounts receivable	-		-	1,016,429	-	1,016,429
Inventories	-	233,786	-	735,052	-	968,838
Vessel Held for Sale	-		-	-	-	-
Bond Interest receivable	47,117			5,446,803	(5,493,920)	-
Prepaid expenses and other assets	3,199	518,612	-	384,393		906,204
Total current assets	2,966,343	89,880,529	-	11,527,568	(89,214,980)	15,159,460
VESSELS, EQUIPMENT, AND CAPITAL IMPROVEMENTS AT COST:						
Vessels, equipment, and capital improvements	-	225,103	107,059,353	35,528,826	-	142,813,282
Less-accumulated depreciation	-	(225,103)	(23,338,293)	(8,571,295)	-	(32,134,691)
	-	-	83,721,060	26,957,531	-	110,678,591
INTERCOMPANY	2,809,321	228,328		(3,035,149)	(2,500)	0
INVESTMENTS AND OTHER ASSETS	2,212,234	570,736	-	42,187,249	(42,237,890)	2,732,329
TOTAL ASSETS	$ 7,987,898	$ 90,679,593	$ 83,721,060	$ 77,637,199	$ (131,455,370)	$ 128,570,380
CURRENT LIABILITIES:						
Accounts payable	$ 32,645	$ 2,678,666	-	$ 2,751,228	-	$ 5,462,542
Accrued expenses	-	1,629,915	-	2,777,435	-	4,407,350
Accrued interest	-	6,171,877	-	1,363,663	(5,493,920)	2,041,619
Intercompany payable	-	-	83,721,060		(83,721,060)	-
Current Portion of Mortgage Payable	-	-	-	10,425,000	-	10,425,000
Deferred income	-		-	1,024,814	-	1,024,814
Other liabilities	-	22,331	-	185,797		208,125
Security deposit payable		-				-
Total current liabilities	32,645	10,502,789	83,721,060	18,527,937	(89,214,980)	23,569,450
ACCRUED EARN-OUT INTEREST				4,820,000		4,820,000
97/8 FIRST PREFERRED SHIP MORTGAGE NOTES	-	125,000,000	-	-	(111,520,000)	13,480,000
MORTGAGE PAYABLE	-	-	-	36,316,691	-	36,316,691
Total liabilities	32,645	135,502,789	83,721,060	59,664,628	(200,734,980)	78,186,141
NONCONTROLLING INTEREST IN SUBSIDIARY					23,866	23,866
SHAREHOLDERS EQUITY:						
Preferred stock, $.01 par value: 5,000,000 shares authorized: no shares issued	-	-	-	-	-	-
Common stock, $.01 par value: 30,000,000 shares authorized: 4,313,916 shares issued, 3,941,122 and 4,205,416 shares outstanding as of December 31, 2001 and 2000, respectively	43,140	-	-	2,500	(2,500)	43,140
Paid-in capital	38,294,437	-	-	2,450,000	(2,450,000)	38,294,437
Accumulated deficit	(28,014,038)	(44,823,196)	-	15,520,071	71,708,244	14,391,082
	10,323,539	(44,823,196)	-	17,972,571	69,279,610	52,728,659
Less:Treasury stock	(2,368,286)	-	-	-	-	(2,368,286)
Total shareholders' equity	7,955,253	(44,823,196)	-	17,972,571	69,279,610	50,360,373
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,987,898	$ 90,679,593	$ 83,721,060	$ 77,637,199	$ (131,455,370)	$ 128,570,380

See notes to supplemental guarantor information

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME AS OF DECEMBER 31, 2001

NOTE 14: SUPPLEMENTAL GUARANTOR INFORMATION

	B+H OCEAN CARRIERS LTD.	EQUIMAR SHIPHOLDINGS LTD. (5)	GUARANTOR SUBSIDIARIES (1)(4)	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS (3)	B+H OCEAN CARRIERS LTD. CONSOLIDATED
REVENUES:						
Voyage revenues	$ -	$ -	$ -	$ 67,324,435	$ -	$ 67,324,435
Charter hire revenue	-	-	35,199,175		(35,199,175)	0
Other income	336,469	-	68,706	-	(8,006)	397,170
Total revenues	336,469	-	35,267,881	67,324,435	(35,207,181)	67,721,605
OPERATING EXPENSES:						
Voyage expenses	-	-	-	21,736,227	(8,006)	21,728,221
Vessel operating expenses	54,495	(1,272)	11,232,839	4,295,971	-	15,582,033
Charge for impairment of long-lived asset	-	-	-	-		-
Depreciation and amortization		180,194	7,411,232	2,278,147	139,015	10,008,586
General and administrative	160,265	1,844,357	813,415	1,021,049	-	3,839,088
Total operating expenses	214,760	2,023,280	19,457,485	29,331,394	131,009	51,157,928
Income (loss) from vessel operations	121,709	(2,023,280)	15,810,396	37,993,041	(35,338,190)	16,563,676
OTHER INCOME (EXPENSE):						-
Loss on sale of vessels			(6,816,914)	6,271,528		(545,386)
Income to noncontrolling interest					(33,196)	(33,196)
Interest expense	(119)	(12,657,818)		(4,217,706)	11,300,744	(5,574,899)
Interest income	416,467	129,045		10,951,614	(11,300,744)	196,382
Earn-out interest expense						-
Other income (Expenses), Non-cash	16,901			3,578,464	(3,595,365)	-
TOTAL OTHER INCOME (EXPENSE)	433,249	(12,528,773)	(6,816,914)	16,583,900	(3,628,561)	(5,957,099)
Income (loss) before extraordinary gain	554,958	(14,552,053)	8,993,482	54,576,941	(38,966,752)	10,606,577
EXTRAORDINARY GAIN	513,131	-				513,131
CHARTER HIRE DISTRIBUTABLE	-	-	-	(35,199,175)	35,199,175	-
NET INCOME (LOSS)	$ 1,068,089	$ (14,552,053)	$ 8,993,482	$ 19,377,766	$ (3,767,576)	$ 11,119,708
BASIC EARNINGS PER COMMON SHARE						$ 2.63
DILUTED EARNINGS PER SHARE						$ 2.37
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING						
BASIC						4,221,228
DILUTED						4,691,082

See notes to supplemental guarantor information

B+H OCEAN CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS AS OF DECEMBER 31, 2001

NOTE 14: SUPPLEMENTAL GUARANTOR INFORMATION

	B+H OCEAN CARRIERS LTD.	EQUIMAR SHIPHOLDINGS LTD. (5)	GUARANTOR SUBSIDIARIES (1)(4)	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS (3)	B+H OCEAN CARRIERS LTD. CONSOLIDATED
OPERATING ACTIVITIES:						
Net income	$ 1,068,089	$ (14,552,053)	$ 8,993,482	$ 19,377,766	$ (3,767,576)	$ 11,119,708
Adjustments to reconcile net income to						
net cash provided from operating activities	(438,748)	180,194	14,228,146	(7,571,845)	3,767,576	10,165,323
Change in related balance sheet accounts	(1,105,994)	6,624,548	(11,013,128)	1,419,070	-	(4,075,504)
Cash provided from (used for) operating activities	(476,653)	(7,747,310)	12,208,500	13,224,991	-	17,209,527
INVESTING ACTIVITIES:						
Purchase of vessels, equipment, and capital improvements	-		(3,215,018)	(3,300,083)	-	(6,515,101)
Proceeds from the sale of vessels			-	12,893,000		12,893,000
Loan to related party	(624,082)	-	-	-	-	(624,082)
Investment in joint venture		-	-	-	-	-
Investment in subsidiary	278,168			-	-	278,168
Investment in 9 7/8% First Preferred Ship Mortgage Notes		-	-	-		-
Restricted cash	-	-	-	-	-	-
Dividend received from investment in guarantor subsidiaries	-	8,993,482	-	-	(8,993,482)	-
Cash provided from (used for) investing activities	(345,914)	8,993,482	(3,215,018)	9,592,917	(8,993,482)	6,031,985
FINANCING ACTIVITIES:						
Proceeds from line of credit	-	-	-		-	-
Proceeds from mortgage	-	-	-	-	-	-
Payments of mortgage principal	-	-	-	(21,602,059)		(21,602,059)
Payments of line of credit	-	-	-	-	-	-
Dividends paid to parent	-	-	(8,993,483)	-	8,993,483	-
Constructive retirement of First Preferred Ship Mortgage Notes	(651,869)	-	-	-	-	(651,869)
Purchase of treasury shares	(1,488,521)	-	-	-	-	(1,488,521)
Payments of debt issuance costs	-	-	-	(449,829)	-	(449,829)
Cash used for financing activities	(2,140,390)	-	(8,993,483)	(22,051,888)	8,993,483	(24,192,278)
Net (decrease) increase in cash and cash equivalents	(2,962,957)	1,246,172	(0)	766,020	0	(950,766)
Cash and cash equivalents:						
Beginning of year	3,244,985	6,794,898	-	3,178,872	-	13,218,755
End of year	$ 282,028	$ 8,041,070	$ -	$ 3,944,892	$ 0	$ 12,267,989

See notes to supplemental guarantor information

B+H OCEAN CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2000

NOTE 14: SUPPLEMENTAL GUARANTOR INFORMATION

	B+H OCEAN CARRIERS LTD.	EQUIMAR SHIPHOLDINGS LTD.	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES	RECLASSIFICATIONS AND ELIMINATIONS	B+H OCEAN CARRIERS LTD. CONSOLIDATED
CURRENT ASSETS:						
Cash and cash equivalents	$ 3,244,985	$ 6,794,898	$ -	$ 3,178,872	$ -	$ 13,218,755
Intercompany receivable	2,633,999	92,107,189	-	-	(94,741,188)	-
Trade accounts receivable	-		-	1,523,982	-	1,523,982
Due from owners	-	-	-	-	-	-
Inventories	-	227,078	-	464,593	-	691,671
Vessel Held for Sale	-		13,400,000	-	-	13,400,000
Bond Interest receivable	49,714			3,663,359	(3,713,073)	-
Prepaid expenses and other assets	38,447	362,684	-	118,679		519,810
Total current assets	5,967,145	99,491,849	13,400,000	8,949,485	(98,454,261)	29,354,218
VESSELS, EQUIPMENT, AND CAPITAL IMPROVEMENTS AT COST:						
Vessels, equipment, and capital improvements	-	241,248	109,874,804	32,093,210	-	142,209,262
Less-accumulated depreciation	-	(82,538)	(28,534,116)	(2,781,462)	-	(31,398,116)
	-	158,710	81,340,688	29,311,748	-	110,811,146
INTERCOMPANY	1,673,242	379,624		(2,050,366)	(2,500)	-
INVESTMENTS AND OTHER ASSETS	1,283,376	675,270	-	38,620,726	(37,922,718)	2,656,654
TOTAL ASSETS	8,923,763	100,705,453	94,740,688	74,831,593	(136,379,479)	142,822,018
CURRENT LIABILITIES:						
Accounts payable	19,763	3,435,242	-	1,510,113	-	4,965,118
Accrued expenses	106,468	2,758,804	-	1,116,294	-	3,981,566
Accrued interest	-	6,171,876	-	5,599,810	(3,713,073)	8,058,613
Intercompany payable	-	-	94,734,188		(94,734,188)	-
Current Portion of Mortgage Payable	-	-	-	14,300,000	-	14,300,000
Deferred income	-		-	1,495,442	-	1,495,442
Other liabilities	-	103,636	-	184,741		288,377
Security deposit payable		2,500,000				2,500,000
Total current liabilities	126,231	14,969,558	94,734,188	24,206,400	(98,447,261)	35,589,116
97/8 FIRST PREFERRED SHIP MORTGAGE NOTES	-	125,000,000	-	-	(110,355,000)	14,645,000
MORTGAGE PAYABLE	-	-	-	51,950,000	-	51,950,000
Total liabilities	126,231	139,969,558	94,734,188	76,156,400	(208,802,261)	102,184,116
SHAREHOLDERS EQUITY:						
Preferred stock, $.01 par value: 5,000,000 shares authorized: no shares issued	-	-	-	-	-	-
Common stock, $.01 par value: 30,000,000 shares authorized: 4,313,916 shares issued and outstanding	43,140	500	6,500	2,500	(9,500)	43,140
Paid-in capital	38,294,437	-	-	-	-	38,294,437
Accumulated deficit	(28,501,526)	(39,264,605)	-	(1,327,307)	72,432,282	3,338,844
	9,836,051	(39,264,105)	6,500	(1,324,807)	72,422,782	41,676,421
Less:Treasury stock	(1,038,519)	-	-	-	-	(1,038,519)
Total shareholders' equity	8,797,532	(39,264,105)	6,500	(1,324,807)	72,422,782	40,637,902
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,923,763	$ 100,705,453	$ 94,740,688	$ 74,831,593	$ (136,379,479)	$ 142,822,018

See notes to supplemental guarantor information

B+H OCEAN CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF INCOME AS OF DECEMBER 31, 2000

NOTE 14: SUPPLEMENTAL GUARANTOR INFORMATION

	B+H OCEAN CARRIERS LTD.	EQUIMAR SHIPHOLDINGS LTD. (5)	GUARANTOR SUBSIDIARIES (1)(4)	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS (3)	B+H OCEAN CARRIERS LTD. CONSOLIDATED
REVENUES:						
Voyage revenues	$ -	$ -	$ -	$ 52,564,118		$ 52,564,118
Charter hire revenue	-	-	29,509,631		(29,424,786)	84,845
Other income	39,460	-	350,208	-	-	389,668
Total revenues	39,460	-	29,859,839	52,564,118	(29,424,786)	53,038,631
OPERATING EXPENSES:						
Voyage expenses	-	-	-	12,581,990		12,581,990
Vessel operating expenses	145,206	95,319	11,492,293	2,695,046	-	14,427,864
Charge for impairment of long-lived asset	-	-	6,393,965	-		6,393,965
Depreciation and amortization	109,621	808,758	7,935,898	2,080,102	-	10,934,379
General and administrative	106,915	835,962	1,738,298	987,776	-	3,668,951
Total operating expenses	361,742	1,740,039	27,560,454	18,344,914	-	48,007,149
Income (loss) from vessel operations	(322,282)	(1,740,039)	2,299,384	34,219,204	(29,424,786)	5,031,482
OTHER INCOME (EXPENSE):						-
Loss on sale of vessels			(1,494,504)			(1,494,504)
Loss on sale of subsidiary	(239,637)					(239,637)
Income (Loss) from equity investment	(1,564,934)					(1,564,934)
Interest expense	(12,084)	(12,807,110)		(3,230,125)	1,567,295	(14,482,024)
Interest income	638,581	189,592		1,496,603	(1,873,873)	450,903
Earn-out interest expense				(4,820,000)		(4,820,000)
TOTAL OTHER INCOME (EXPENSE)	(1,178,074)	(12,617,518)	(1,494,504)	(6,553,522)	(306,578)	(22,150,196)
Income (loss) before extraordinary gain	(1,500,356)	(14,357,557)	804,880	27,665,682	(29,731,364)	(17,118,714)
EXTRAORDINARY GAIN	(4,588,455)	(4,040,956)		(176,606)	72,738,961	63,932,944
CHARTER HIRE DISTRIBUTABLE	-	-	-	(29,424,786)	29,424,786	-
NET INCOME (LOSS)	$ (6,088,811)	$ (18,398,513)	$ 804,880	$ (1,935,710)	$ 72,432,383	$ 46,814,230
BASIC NET INCOME PER COMMON SHARE						$ 10.85
Weighted average number of shares outstanding						4,313,916

See notes to supplemental guarantor information

B+H OCEAN CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS AS OF DECEMBER 31, 2000

NOTE 14: SUPPLEMENTAL GUARANTOR INFORMATION

	B+H OCEAN CARRIERS LTD.	EQUIMAR SHIPHOLDINGS LTD. (5)	GUARANTOR SUBSIDIARIES (1)(4)	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS (3)	B+H OCEAN CARRIERS LTD. CONSOLIDATED
OPERATING ACTIVITIES:						
Net income	$ (6,088,811)	$ (18,398,513)	$ 804,880	$ (1,935,710)	$ 72,432,383	$ 46,814,230
Adjustments to reconcile net income to						
net cash provided from operating activities	6,263,010	4,849,714	15,824,367	1,950,130	(72,432,383)	(43,545,162)
Change in related balance sheet accounts	4,079,497	11,940,199	(15,012,881)	3,938,481	-	4,945,296
Cash provided from (used for) operating activities	4,253,696	(1,608,600)	1,616,366	3,952,901	-	8,214,364
INVESTING ACTIVITIES:						
Purchase of vessels, equipment, and capital improvements	-		(2,777,144)		-	(2,777,144)
Proceeds from the sale of vessels			1,965,657			1,965,657
Loan to related party	(1,905,000)	-	-	-	-	(1,905,000)
Increase in security deposits payable	-	-	-	-	-	-
Investment in joint venture		-	-	-	-	-
Investment in subsidiary					-	-
Investment in 9 7/8% First Preferred Ship Mortgage Notes		-	-	-		-
Restricted cash	-	3,548,696	-	-	-	3,548,696
Dividend received from investment in guarantor subsidiaries	-	804,879	-	-	(804,879)	-
Cash provided from (used for) investing activities	(1,905,000)	4,353,575	(811,487)	-	(804,879)	832,209
FINANCING ACTIVITIES:						
Proceeds from line of credit	-	-	-		-	-
Proceeds from mortgage	-	-	-	66,250,000	-	66,250,000
Payments of mortgage principal	-	-	-	(26,400,000)		(26,400,000)
Payments of line of credit	-	-	-	(3,900,000)	-	(3,900,000)
Dividends paid to parent	-	-	(804,879)	-	804,879	-
Constructive retirement of First Preferred Ship Mortgage Notes	-	-	-	(37,188,406)	-	(37,188,406)
Purchase of treasury shares	-	-	-	-	-	-
Payments of debt issuance costs	-	-	-	(758,075)	-	(758,075)
Cash used for financing activities	-	-	(804,879)	(1,996,481)	804,879	(1,996,481)
Net (decrease) increase in cash and cash equivalents	2,348,696	2,744,975	-	1,956,420	0	7,050,092
Cash and cash equivalents:						
Beginning of year	896,289	4,049,920	-	1,222,454	-	6,168,663
End of year	$ 3,244,985	$ 6,794,895	$ -	$ 3,178,874	$ 0	$ 13,218,755

See notes to supplemental guarantor information

NOTE 14—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Notes to Supplemental Guarantor Information

ACOAXET SHIPPING CORP.	Owns M/T ACOAXET
ACUSHNET SHIPPING CORP.	Owns M/T ACUSHNET
AGAWAM SHIPPING CORP.	Owns M/T AGAWAM
ANAWAN SHIPPING CORP.	Owns M/T ANAWAN
CHRYSTAL SHIPPING CORP.	Owns M/T CATUAMET
CLIPPER SHIPHOLDINGS CORP.	Owns M/T CASCO
COMMUTER SHIPPING CORP.	Owns M/T COMMUTER
CONQUEST SHIPHOLDINGS CORP.	Owns M/T CANSO
COURAGE SHIPHOLDINGS CORP.	Owns M/T CHEBUCTO
ISABELLE SHIPHOLDINGS CORP.	Owns M/T PEQUOD

(1) Equimar was incorporated on March 31, 1997. On June 25, 1997, upon consummation of the Notes offering, certain guarantor subsidiaries became direct wholly-owned subsidiaries of Equimar. The Notes are fully and unconditionally guaranteed by the Company, the sole stockholder of Equimar, and by the Subsidiary Guarantors. The Notes are secured by first preferred ship mortgages on the vessels owned by the Subsidiary Guarantors at December 31, 2001 and by certain other property and contract rights.

(2) Investments in guarantor subsidiaries are accounted for by Equimar on the equity method for purposes of the supplemental combining presentation.

(3) The elimination entries eliminate intercompany transactions and balances.

(4) The guarantees of Equimar's senior public indebtedness constitute senior indebtedness of each of the guarantors thereto, including the Company, and rank pari passu with all present and future senior indebtedness of such guarantors. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company and the guarantors of Equimar's senior public indebtedness, including the Company, differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of the Company and its subsidiaries.

Exhibit I

STOCK SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made and entered into as of the 31st day of May, 2002, by and between **B+H OCEAN CARRIERS LTD.**, a Liberian company with offices at 80 Broad Street, Monrovia, Liberia ("Seller") and **PARADISE INVESTMENTS LTD.**, a Marshall Islands company with offices at PO Box 1405, Ajeltake Islands, Majuro, Marshall Islands ("Buyer").

RECITALS:

WHEREAS, Buyer desires to purchase one half of the shares of the capital stock of **ATLANTIC BULKER SHIPPING CORP.** ("Atlantic Bulker"), owned by Seller; and

WHEREAS, Seller desires to sell one half of its share ownership in Atlantic Bulker to Buyer.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. ***Sale of Stock Interest.*** For the consideration set forth in Paragraph 2 below, Seller does hereby sell, convey and transfer to Buyer, and Buyer does hereby purchase, 250 shares of the capital stock of Atlantic Bulker (the "Stock"), constituting one half of Seller's share ownership in Atlantic Bulker. An appropriate share certificate or certificates in respect of the Stock is provided to Buyer contemporaneously herewith, properly endorsed to Buyer.

2. ***Consideration.*** The purchase price hereby to be paid by Buyer for the Stock is US$ 50,000.00 (the "Purchase Price"). The Purchase Price shall be paid within 90 days of the date hereof.

3. ***Warranties.*** As of the date hereof, Seller warrants and represent as follows:

(a) Seller has full right, power and legal authority to sell, convey and transfer all of the Stock, and the Stock, as now conveyed to Buyer, is legally issued, nonassessable, and free from all liens and encumbrances; and

(b) the Stock is not subject to any voting trust or agreement or any other agreement restricting or prohibiting the transfer thereof or in any other manner affecting the Stock.

4. ***Closing.*** All documents are executed and stock certificates endorsed as necessary to complete the sale/purchase of the Stock. This transaction will close as of the date hereof.

5. ***Other Provisions.***

(a) The parties shall, contemporaneously herewith or hereafter, execute such additional documents as may be reasonably necessary to evidence or effectuate the terms of this Agreement;

(b) No action or failure to act by parties hereto shall constitute a waiver of any right or duty afforded them hereunder, nor shall any such action or failure to act constitute an approval of or acquiescence in any breach hereunder, except as may be specifically agreed in writing;

(c) This Agreement, and any of its terms, conditions and provisions may be modified, amended, altered, supplemented, added to, canceled or terminated only by mutual agreement in writing signed by all the parties hereto;

(d) This Agreement constitutes the entire agreement between the parties and supersedes and replaces any and all other negotiations, conversations, understandings and/or agreements, written, oral, implied or otherwise;

(e) This Agreement may be executed in multiple counterparts, each of which shall be deemed an original hereof, but all such multiple counterparts shall constitute but a single instrument;

(f) The rights, obligations, guarantees, warranties, representations and agreements set forth in this Agreement shall survive the closing of the sale accomplished hereby and by this Agreement and the payment of funds hereunder, and shall be binding on and inure to the benefit of the heirs, personal representatives, successors and assigns of all the parties hereto;

(g) If it becomes necessary for any party to enforce this Agreement by employing an attorney, such party shall be entitled to collect reasonable attorney's fees, and court costs from the non-performing party; and

(h) This Agreement shall be governed by the laws of Bermuda. The invalidity, illegality, or unenforceability of any particular provision of this Agreement shall not affect the other provisions, and this Agreement shall be construed in all respects as if such invalid, illegal, or unenforceable provision had been omitted.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.

B+H OCEAN CARRIERS LTD.

By P. S. Wise
PARKER S WISE
Attorney-in-Fact

PARADISE INVESTMENTS LTD.

By ______________

Exhibit II

AMENDED AND RESTATED
LOAN AGREEMENT PROVIDING FOR A
US$38,648,000
SECURED TERM LOAN FACILITY

TO BE MADE AVAILABLE TO
CLIASHIP HOLDINGS LTD.

BY
NORDEA BANK NORGE ASA,
acting through its Oslo office,
as Arranger and Administrative Agent,
and
NORDEA BANK NORGE ASA,
acting through its New York branch
as Security Agent

and the Banks, Financial Institutions and Persons
identified on Schedule 1, as Lenders

August 8, 2002

CONTENTS

SCHEDULE

EXHIBITS

AMENDED AND RESTATED LOAN AGREEMENT

THIS AMENDED AND RESTATED LOAN AGREEMENT is made as of the 8th day of August, 2002, by and among (1) CLIASHIP HOLDINGS LTD., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Borrower"), (2) the banks, financial institutions and Persons listed on Schedule 1, as lenders (together with any bank, financial institution or Person which becomes a Lender pursuant to Section 10 hereof or by amendment hereto, the "Lenders"), (3) NORDEA BANK NORGE ASA (as successor-in-interest to Christiania Bank Og Kreditkasse, ASA), acting through its Oslo office, as administration agent for the Lenders (in such capacity, the "Administrative Agent") and as arranger (in such capacity, the "Arranger") and (4) NORDEA BANK NORGE ASA (as successor-in-interest to Christiania Bank Og Kreditkasse, ASA, New York Branch), as security agent for the Lenders (in such capacity, the "Security Agent" and together with the Administrative Agent, the "Agents").

WITNESSETH THAT:

WHEREAS, the Borrower, the Administrative Agent, the Arranger, the Security Agent and the lenders referred to therein entered into a certain Loan Agreement dated as of October 26, 2000, as amended by Amendment No. 1 to Loan Agreement dated November 7, 2000, as further amended by Amendment No. 2 to Loan Agreement dated December 19, 2000, as further amended by Amendment No. 3 to Loan Agreement dated February 22, 2001 and as further amended by Amendment No.4 to Loan Agreement dated May 17, 2001 (as so amended, the "Original Loan Agreement") providing for a U.S.$74,600,000 term loan to the Borrower of which original principal of U.S.$35,736,551.12 remains outstanding as of the date hereof (the "Original Loan");

WHEREAS, Nordea Bank Norge ASA and Nordlandsbanken ASA, each a Lender, wish to acquire the interest of the other Lenders in and to the Original Loan and the remaining parties to the Original Loan Agreement desire to amend and restate the Original Loan Agreement in its entirety as set forth herein to, among other things, refinance the balance of the term loan facility provided for in the Original Loan Agreement and to capitalize the Back-End Fee payable under the Original Loan Agreement in the amount of U.S. $2,911,448.88;

WHEREAS, the Borrower acknowledges and agrees that (i) this Agreement represents, among other things, an amendment, restatement, renewal, extension, consolidation and modification of the Loan (as such term is defined in the Original Loan Agreement) made under the Original Loan Agreement and certain of the documents that were executed as security for the Loan and the Borrower's obligations in connection therewith (the "Original Security Documents"); (ii) the parties hereto intend that this Agreement and the Security Documents (as such term is hereinafter defined) shall secure, without interruption or impairment of any kind, all existing indebtedness of the Borrower under the Original Loan Agreement and the Original Security Documents as so amended, restated, restructured, renewed, extended, consolidated and modified hereunder and by the Security Documents executed and delivered in connection herewith; (iii) all liens evidenced by the Original Loan Agreement and the Original Security Documents, to the extent amended, restated, restructured, renewed, extended, consolidated and modified hereunder, are hereby ratified, confirmed and continued; and (iv) this Agreement and the Security Documents are intended to restructure, restate, renew, extend, consolidate, amend and modify the Original Loan Agreement and the Original Security Documents; and

WHEREAS, the parties hereto intend that (i) the provisions of the Original Loan Agreement and the Original Security Documents, to the extent restructured, restated, renewed, extended, consolidated, amended and modified hereby, are hereby superseded and replaced by the provisions hereof and the Security Documents; and (ii) the Note amends, renews, extends, modifies, replaces, is substituted for and supersedes in its entirety, but does not extinguish the existing indebtedness arising under, the promissory note issued pursuant to the Original Loan Agreement, nor does this transaction constitute a novation of the Original Loan Agreement and the Original Security Documents;

NOW, THEREFORE, in consideration of the premises set forth above, the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as set forth below:

1. DEFINITIONS

1.1 Specific Definitions. In this Agreement (including the Preamble) the words and expressions specified below shall, except where the context otherwise requires, have the meanings attributed to them below:

"Acceptable Accounting Firm" means Deloitte & Touche LLP, or such other recognized international accounting firm as shall be approved by the Administrative Agent, such approval not to be unreasonably withheld;

"Administrative Agent" shall have the meaning ascribed thereto in the Preamble;

"Affiliate" means with respect to any Person, any other Person directly or indirectly controlled by or under common control with such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") as applied to any Person means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of that Person whether through ownership of voting securities or by contract or otherwise;

"Agents" shall have the meaning ascribed thereto in the Preamble;

"Agreement" means this Agreement, as the same shall be amended, modified or supplemented from time to time;

"Algonquin Shipping" means Algonquin Shipping Corp., a corporation organized and existing under the laws of the Republic of the Marshall Islands;

"Applicable Rate" means any rate of interest applicable to the Loan or portion thereof from time to time pursuant to Section 6.1;

"AQUIDNECK"	means the 1981 built product tanker known as the AQUIDNECK registered under Bahamian flag having the official number 706596 in the name of Aquidneck Shipping;
"Aquidneck Shipping"	means Aquidneck Shipping Corp., a corporation organized and existing under the laws of the Republic of Marshall Islands;
"Arranger"	shall have the meaning ascribed thereto in the Preamble;
"Assigned Moneys"	means sums assigned to or received by any Agent pursuant to any Security Document;
"Assignment and Assumption Agreement(s)"	means the Assignment and Assumption Agreement(s) executed pursuant to Section 10 substantially in the form set out in Exhibit I;
"Assignment Notices"	means (i) notices with respect to the Earnings Assignments substantially in the form set out in Exhibit 1 thereto; and (ii) notices with respect to the Insurances Assignment substantially in the form set out in Exhibit 3 thereto;
"Assignments"	means the Earnings Assignments and the Insurances Assignments;
"Availability Period"	means the period commencing the date hereof and ending July 30, 2002;
"Banking Day(s)"	means day(s) on which banks are open for the transaction of business in London, England, Oslo, Norway and New York, New York;
"BONNIE S. SMITHWICK"	means the 1983 built 35,000 dwt product tanker currently known as RAYMOND E. GALVIN and to be later renamed as the BONNIE S. SMITHWICK registered under Bahamas flag in the name of Algonquin Shipping;
"Borrower"	shall have the meaning ascribed thereto in the Preamble;
"Capital Expenditures"	means all capital expenditures except for (i) normal maintenance of the Vessel and other properties up to a maximum of $100,000 per annum and (ii) Permitted Drydocking Costs;

"Cash" means with respect to any Person, as of the date of any determination thereof, the total amount of all cash and Cash Equivalents as determined in accordance with GAAP;

"Cash Equivalents" shall mean (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), and (ii) time deposits, certificates of deposit or deposits in the interbank market of any commercial bank of recognized standing organized under the laws of the United States of America, any state thereof or any foreign jurisdiction having capital and surplus in excess of $500,000,000, and rated at least A or the equivalent thereof by Standard & Poor's in respect of (ii) above, in each case having maturities of less than one year from the date of acquisition;

"Change of Control" means Michael Hudner shall fail to control, directly or indirectly, at least a majority of the voting stock of any of the Borrower, Equimar or the Parent;

"Classification Society" shall mean the classification society for each Vessel, which classification society shall be a member in good standing of the International Association of Classification Societies approved by the Administrative Agent;

"Code" means the Internal Revenue Code of 1986, as amended, and any successor statute and regulation promulgated thereunder;

"Collateral" means, all property or other assets, real or personal, tangible or intangible, whether now owned or hereafter acquired in which any Agent or Lender has been granted a security interest pursuant to a Security Document;

"Commitment(s)" means in relation to a Lender, the portion of the Loan set out opposite its name in Schedule 1 or, as the case may be, in any relevant Assignment and Assumption Agreement or amendment to this Agreement;

"Compliance Certificate" means a certificate certifying the compliance by the Borrower and the Parent with all of its covenants contained herein and showing the calculations thereof in reasonable detail, delivered by the chief financial officer of the Borrower and the Parent to the Administrative Agent from time to time pursuant to Section 9.1(d) in the form set out in Exhibit G, or in such other form as the

Administrative Agent may agree;

"Consolidated Net Worth" means, at any time, shareholders equity (excluding treasury stock) of the Parent on a consolidated basis determined in accordance with GAAP;

"Default" means any event which, with the giving of notice or the passage of time, or both, would constitute and Event of Default;

"DOC" means a document of compliance issued to an Operator in accordance with rule 13 of the ISM Code;

"Dollars" and the sign "$" means the legal currency, at any relevant time hereunder, of the United States of America and, in relation to all payments hereunder, in same day funds settled through the New York Clearing House Interbank Payments System (or such other Dollar funds as may be determined by the Administrative Agent to be customary for the settlement in New York City of banking transactions of the type herein involved);

"Drawdown Date" means the date, being a Banking Day during the Availability Period, upon which the Borrower has requested that the Loan be made available to the Borrower, and the Loan is made available to Borrower, as provided in Section 3;

"Drawdown Notice" shall have the meaning ascribed thereto in Section 3.2;

"Earnings Assignments" means the amended and restated assignments in respect of the earnings and charterparties of the Vessels from any and all sources to be executed by the Shipowning Corporations in favor of the Security Agent pursuant to Section 4.1(d) substantially in the form set out in Exhibit E;

"Environmental Affiliate" means any person or entity, the liability of which for Environmental Claims the Parent, the Borrower or a Subsidiary of the Parent or the Borrower may have assumed by contract or operation of law;

"Environmental Approvals" shall have the meaning ascribed thereto in Section 2.1(p);

"Environmental Claim(s)" shall have the meaning ascribed thereto in Section 2.1(p);

"Environmental Laws" shall have the meaning ascribed thereto in Section 2.1(p);

"Equimar" means Equimar Shipholdings Ltd., a corporation organized and existing under the laws of the Republic of Liberia;

"Equimar Bonds" means any of the securities issued pursuant to that certain Indenture dated as of June 25, 1997 by and among Equimar, the Guarantors named therein, the Pledgors named therein and Allfirst Bank (formerly known as The First National Bank of Maryland), as Trustee;

"Event(s) of Default" means any of the events set out in Section 8.1;

"Exchange Act" shall mean the Securities and Exchange Act of 1934, as amended;

"Fair Market Value" means, in respect of any Vessel, the average of three charter-free appraisals of such vessel from independent ship brokers approved by the Administrative Agent, no such appraisal to be dated more than thirty (30) days prior to the date on which such appraisal is required pursuant to this Agreement unless the Administrative Agent consents in writing (on each occasion) to the use of an older appraisal;

"Final Payment" means such amount as may be necessary to repay the Loan in full together with accrued but unpaid interest and any other amounts owing by the Borrower or any other Security Party to any Arranger, Agent or Lender pursuant to this Agreement, the Note or any Security Document;

"GAAP" shall have the meaning ascribed thereto in Section 1.3;

"Guaranty" means the guaranty executed by the Parent in respect of the obligations of the Borrower under and in connection with this Agreement and the Note in favor of the Security Agent pursuant to Section 4.1 d (vi), substantially in the form of Exhibit B;

"Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery thereof or the completion of such services, except trade payables, (v) all obligations on account of principal of such Person as lessee under capitalized leases, (vi) all indebtedness of other Persons secured by a lien on any asset of such Person, whether or not such indebtedness is assumed by such Person; provided that the amount of such indebtedness shall be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such indebtedness, and (vii) all indebtedness of other Persons guaranteed by such Person to the extent guaranteed; the amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that the amount outstanding at any time of any indebtedness issued with original issue discount is the face amount of such indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in conformity with GAAP; and provided further that Indebtedness shall not include any liability for current or deferred federal, state, local or other taxes, or any trade payables;

"Initial Payment Date" means January 5, 2003;

"Insurances Assignments" means the amended and restated assignments in respect of the insurances over the Vessels to be executed by the Shipowning Corporations in favor of the Security Agent pursuant to Section 4.1(d) substantially in the form set out in Exhibit F;

"Interest Period(s)" means each period commencing on the Drawdown Date or the last day of the next preceding Interest Period and ending on the same day in the third or sixth calendar month thereafter, in each case, as selected by the Borrower, except that each such Interest Period which commences on the last Banking Day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last Banking Day of the appropriate subsequent calendar month. If at the end of any then existing Interest Period the Borrower fails to give written notice of a selected Interest Period or an Event of Default shall have occurred and be continuing, the relevant Interest Period shall be three (3) months or such other period as the Lender may select.

Notwithstanding the foregoing, (i) no Interest Period may

extend beyond the Maturity Date; (ii) each Interest Period which would otherwise end on a day which is not a Banking Day shall end on the next succeeding Banking Day (or, if such next succeeding Banking Day falls in the next succeeding calendar month, on the next preceding Banking Day); and (iii) each Interest Period which would otherwise commence before and end after the Maturity Date shall end on the Maturity Date;

"Investment" means any direct or indirect advance, loan or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of capital stock (or other equity interest), Indebtedness or other similar instruments;

"ISM Code" means the International Safety Management Code for the Safe Operating of Ships and for Pollution Prevention constituted pursuant to Resolution A.741(18) of the International Maritime Organization and incorporated into the Safety of Life at Sea Convention and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

"Lenders" shall have the meaning ascribed thereto in the Preamble;

"LIBOR" means the rate (rounded upward to the nearest 1/16th of one percent) for deposits of Dollars for a period equivalent to the relevant Interest Period at or about 11:00 a.m. (London time) on the second London Banking Day before the first day of such period as displayed on Telerate page 3750 (British Bankers' Association Interest Settlement Rates) (or such other page as may replace such page 3750 on such system or on any other system of the information vendor for the time being designated by the British Bankers' Association to calculate the BBA Interest Settlement Rate (as defined in the British Bankers' Association's Recommended Terms and Conditions ("BBAIRS" terms) dated August 1985)), provided that if on such date no such rate is so displayed for the relevant Interest Period, LIBOR for such period shall be the rate quoted by the Administrative Agent as the offered rate for deposits of Dollars in an amount approximately equal to the amount in relation to which LIBOR is to be determined for a period equivalent to the relevant Interest Period to prime banks in the London Interbank Market at or about substantially in the form set out Exhibit A;

"Operating Account" means that certain account in the name of the Borrower maintained at the London branch of Security Agent having account no. 02417699
;

"Operator" means the Person who is concerned with the operation of the Vessel and falls within the definition of "Company" set out in rule 1.1.2 of the ISM Code;

"Original Loan" shall have the meaning ascribed thereto in the Recitals;

"Original Loan Agreement" shall have the meaning ascribed thereto in the Recitals;

"Parent" means B+H Ocean Carriers Ltd., a corporation incorporated under the laws of the Republic of Liberia;

"Payment Dates" means the Initial Payment Date and the dates falling at intervals of six (6) months thereafter; however, if such day is not a Banking Day, the next following Banking Day, unless such next following Banking Day falls in the following calendar month, in which case the relevant Payment Date shall be the immediately preceding Banking Day;

"PBGC" means the Pension Benefit Guaranty Corporation;

"Permitted Drydocking Costs" means amounts, no greater than $750,000, to be expended for drydocking costs in respect of a vessel's scheduled survey;

"Person" means any individual, sole proprietorship, corporation, partnership (general or limited), limited liability company, business trust, bank, trust company, joint venture, association, joint stock company, trust or other unincorporated organization, whether or not a legal entity, or any government or agency or political subdivision thereof;

"Pledge Agreement" means the amended and restated pledge agreement with respect to any Equimar Bonds now owned or hereafter acquired by the Borrower, the Parent or an Affiliate to be executed by the Parent and the Borrower in favor of the Security Agent pursuant to Section 4.1(d), substantially in the form of Exhibit C;

"Pledged Bonds" shall have the meaning ascribed thereto in Section 9.4;

"Required Percentage"	shall have the meaning set forth for such term in Section 9.4;
"Second Mortgagee(s)"	means such Person or Persons with whom an Affiliate of the Borrower shall contract pursuant to the Subordinated Loan Agreement to provide one or more loans or advances to such Affiliate which loans or advances are to be fully subordinated to the rights and interests of the Lenders hereunder;
"Security Agent"	shall have the meaning attributed hereto in the Preamble;
"Security Documents"	means the Pledge Agreement, the Mortgages, the Assignments and any other documents (including, without limitation, the Guaranty) that may be executed as security for the Loan and the Borrower's obligations in connection therewith;
"Security Party(ies)"	the Borrower, the Parent and each of the Shipowning Corporations;
"Shipowning Corporations"	means each of Algonquin Shipping, Aquidneck Shipping and Skauholt Shipping;
"Skauholt Shipping	means Skauholt Shipping Inc., a corporation organized and existing under the laws of the Republic of Liberia;
"SKOWHEGAN"	means the 1981 built product tanker known as the SKOWHEGAN registered under Liberian flag having the official number 6994 in the name of Skauholt Shipping;
"SMC"	means the safety management certificate issued in respect of the Vessel in accordance with rule 13 of the ISM code;
"Subordinated Loan Agreement"	means the loan agreement (subject to an aggregate loan amount, interest rate(s) and repayment terms as are reasonably satisfactory to the Lenders) to be entered into by and between an Affiliate of the Borrower and the Second Mortgagee(s);
"Subordination Agreement"	means that certain subordination agreement (in form and content acceptable to the Lenders) to be entered into by and among the Agents, the Lenders and the Second Mortgagee (s);
"Subsidiaries"	means, with respect to any Person, any business entity of which more than 50% of the outstanding voting stock or

other equity interest is owned directly or indirectly by such Person and/or one or more other Subsidiaries of such Person;

"Taxes" means any present or future income or other taxes, levies, duties, charges, fees, deductions or withholdings of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing authority whatsoever, except for taxes on or measured by the overall net income of each Lender imposed by its jurisdiction of incorporation or applicable lending office, the United States of America, the State or City of New York or any governmental subdivision or taxing authority of any thereof or by any other taxing authority having jurisdiction over such Lender (unless such jurisdiction is asserted by reason of the activities of the Borrower or any of the Subsidiaries);

"Term" means the period of time from and including the Initial Drawdown Date and including the date that is three (3) years after the Initial Drawdown Date;

"Total Loss" shall have the meaning ascribed thereto in the Mortgages;

"Vessel(s)" means any or all, as the context requires, of BONNIE S. SMITHWICK, AQUIDNECK and SKOWHEGAN;

1.2 Computation of Time Periods; Other Definitional Provisions. In this Agreement, the Note and the other Security Documents, in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding"; words importing either gender include the other gender; references to "writing" include printing, typing, lithography and other means of reproducing words in a tangible visible form; the words "including," "includes" and "include" shall be deemed to be followed by the words "without limitation"; references to articles, sections (or subdivisions of sections), exhibits, annexes or schedules are to this Agreement, the Note or such Security Document, as applicable; references to agreements and other contractual instruments (including this Agreement, the Note and the Security Documents) shall be deemed to include all subsequent amendments, amendments and restatements, supplements, extensions, replacements and other modifications to such instruments (without, however, limiting any prohibition on any such amendments, extensions and other modifications by the terms of this Agreement, the Note or any Security Document); references to any matter that is "approved" or requires "approval" of a party shall mean approval given in the sole and absolute discretion of such party unless otherwise specified.

1.3 Accounting Terms. Unless otherwise specified herein, all accounting terms used in this Agreement, the Note and in the Security Documents shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to the Administrative Agent or to the Lenders under this Agreement shall be prepared, in accordance with generally accepted accounting principles for the United States ("GAAP").

1.4 Certain Matters Regarding Materiality. To the extent that any representation, warranty, covenant or other undertaking of the Borrower in this Agreement is qualified by reference to those which are not reasonably expected to result in a "Material Adverse Effect" or language of similar import, no inference shall be drawn therefrom that any Agent or Lender has knowledge or approves of any noncompliance by the Borrower with any governmental rule.

1.5 Forms of Documents. Except as otherwise expressly provided in this Agreement, references to documents or certificates "substantially in the form" of Exhibits to another document shall mean that such documents or certificates are duly completed in the form of the related Exhibits with substantive changes subject to the provisions of Section 17.6 of this Agreement, as the case may be, or the correlative provisions of the Security Documents.

2. REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties. In order to induce the Arranger, the Agents and the Lenders to enter into this Agreement and to induce the Lenders to make the Loan available, the Borrower hereby represents and warrants to the Arranger, the Agents and the Lenders (which representations and warranties shall survive the execution and delivery of this Agreement and the Note and the drawdown of the Loan hereunder) that:

(a) Due Organization and Power. each Security Party is duly formed and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, has full power to carry on its business as now being conducted and to enter into and perform its obligations under this Agreement, the Note and the Security Documents to which it is a party, and has complied with all statutory, regulatory and other requirements relative to such business and such agreements;

(b) Authorization and Consents. all necessary corporate action has been taken to authorize, and all necessary consents and authorities have been obtained and remain in full force and effect to permit, each Security Party to enter into and perform its obligations under this Agreement, the Note and the Security Documents and, in the case of the Borrower, to borrow, service and repay the Loan and, as of the date of this Agreement, no further consents or authorities are necessary for the service and repayment of the Loan or any part thereof;

(c) Binding Obligations. this Agreement, the Note and the Security Documents constitute or will, when executed and delivered, constitute the legal, valid and binding obligations of each Security Party as is a party thereto enforceable against such Security Party in accordance with their respective terms, except to the extent that such enforcement may be limited by equitable principles, principles of public policy or applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors' rights;

(d) No Violation. the execution and delivery of, and the performance of the provisions of, this Agreement, the Note and those of the Security Documents to which it is to be a party by each Security Party do not contravene any applicable law or regulation existing at the date hereof or any contractual restriction binding on such Security Party or the certificate of incorporation or by-laws (or equivalent instruments) thereof;

(e) Filings; Stamp Taxes. other than the recording of the Mortgages with the Registrar of Bahamian Ships for the Commonwealth of the Bahamas or the appropriate authorities for the Republic of Liberia, as the case may be, and the filing of UCC Financing Statements with the Registrar of Deeds in Washington, D.C. in respect of the Assignments, and the payment and filing or recording fees consequent thereto, it is not necessary for the legality, validity, enforceability or admissibility into evidence of this Agreement, the Note or the Security Documents that any of them or any document relating thereto be registered, filed recorded or enrolled with any court or authority in any relevant jurisdiction or that any stamp, registration or similar Taxes be paid on or in relation to this Agreement, the Note or any of the Security Documents;

(f) Approvals; Consents. all consents, licenses, approvals and authorizations required, whether by statute or otherwise, in connection with the entry into and performance by the Security Parties, and the validity and enforceability against the Security Parties, of this Agreement, the Note and the Security Documents have been obtained and are in full force and effect;

(g) Litigation. no action, suit or proceeding is pending or threatened against any Security Party or any Subsidiary thereof before any court, board of arbitration or administrative agency which could or might result in any Material Adverse Effect;

(h) No Default. no Security Party is in default under any material agreement by which it is bound, or is in default in respect of any material financial commitment or obligation;

(i) Vessels. upon each Drawdown Date each of the Vessels will be:

(i) in the sole and absolute ownership of the relevant Shipowning Corporation and duly registered in such Shipowning Corporation's name under Bahamas flag or Liberian flag, as the case may be, unencumbered, save and except for the Mortgage with respect thereto and as permitted thereby;

(ii) classed in the highest classification and rating for vessels of the same age and type with its Classification Society without any material overdue outstanding recommendations;

(iii) operationally seaworthy and in every way fit for its existing and intended service; and

(iv) insured in accordance with the provisions of the Mortgage thereon and the requirements thereof in respect of such insurances will have been complied with;

(v) in compliance with all relevant laws, regulations and requirements (including environmental laws, regulations and requirements), statutory or otherwise, as are applicable to (A) vessels documented under Bahamas flag or Liberian flag, as the case may be, and (B) vessels engaged in a trade similar to that performed or to be performed by such Vessel, except where the failure to so comply would not have a Material Adverse Effect on the operation of such Vessel in its existing or intended trade or the financial condition of any Security Party;

(j) Insurance. the Borrower has insured its properties and assets against such risks and in such amounts as are customary for companies engaged in similar businesses;

(k) Financial Information. except as otherwise disclosed in writing to the Administrative Agent on or prior to the date hereof, all financial statements, information and other data furnished by the Borrower to the Administrative Agent are complete and correct, such financial statements have been prepared in accordance with GAAP and accurately and fairly present the financial condition of the parties covered thereby as of the respective dates thereof and the results of the operations thereof for the period or respective periods covered by such financial statements, and since the date of the Borrower's financial statements most recently delivered to the Administrative Agent there has been no Material Adverse Effect as to any of such parties and none thereof has any contingent obligations, liabilities for taxes or other outstanding financial obligations which are material in the aggregate except as disclosed in such statements, information and data;

(l) Tax Returns. the Borrower has filed all material tax returns required to be filed thereby and has paid all taxes payable thereby which have become due, other than those not yet delinquent or the nonpayment of which would not have a Material Adverse Effect on the Borrower and except for those taxes being contested in good faith and by appropriate proceedings or other acts and for which adequate reserves shall have been set aside on its books;

(m) Chief Executive Office. the chief executive office and chief place of business of each of the Security Parties and the office in which the records relating to its earnings and other receivables are kept is, and will continue to be, located at 3rd Floor, Par La Ville Place, 14 Par La Ville Road, Hamilton HM 11, Bermuda;

(n) Foreign Trade Control Regulations. to the best of the Borrower's knowledge, none of the transactions contemplated herein will violate any of the provisions of the Foreign Assets

Control Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 500, as amended), any of the provisions of the Cuban Assets Control Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 515, as amended), any of the provisions of the Libyan Assets Control Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 550, as amended), any of the provisions of the Iranian Transaction Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 560, as amended), any of the provisions of the Iraqi Sanctions Regulations (Title 31, Code of Federal Regulations, Chapter V, Part 575, as amended), any of the provisions of the Federal Republic of Yugoslavia (Serbia and Montenegro) Assets Control Regulations and Bosnia-Serb controlled areas of the Republic of Bosnia and Herzegovina (Title 31, Code of Federal Regulations, Chapter V, Part 585 as amended) or any of the provisions of the Regulations of the United States of America Governing Transactions in Foreign Shipping of Merchandise (Title 31, Code of Federal Regulations, Chapter V, Part 505, as amended);

(o) Equity Ownership. the Borrower is a wholly-owned direct subsidiary of the Parent and each of the Shipowning Corporations is a wholly-owned direct subsidiary of the Borrower; other than as previously disclosed to the Administrative Agent, on each Drawdown Date, the Borrower does not, and will not on any Drawdown Date, own any shares of capital stock, limited liability company interest, partnership interest or any other direct or indirect equity interest in any corporation, limited liability company, partnership or other entity;

(p) Environmental Matters and Claims. (a) except as heretofore disclosed in writing to the Administrative Agent (i) the Borrower and each of its Affiliates will, when required to operate their business as then being conducted, be in compliance with all applicable United States federal and state, local, foreign and international laws, regulations, conventions and agreements relating to pollution prevention or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, navigable waters, waters of the contiguous zone, ocean waters and international waters), including, without limitation, laws, regulations, conventions and agreements relating to (1) emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous materials, oil, hazardous substances, petroleum and petroleum products and by-products ("Materials of Environmental Concern"), or (2) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern ("Environmental Laws"); (ii) the Borrower and each of its Affiliates will, when required, have all permits, licenses, approvals, rulings, variances, exemptions, clearances, consents or other authorizations required under applicable Environmental Laws ("Environmental Approvals") and will, when required, be in compliance with all Environmental Approvals required to operate their business as then being conducted; (iii) neither the Borrower nor any Affiliate thereof has received any notice of any claim, action, cause of action, investigation or demand by any person, entity, enterprise or government, or any political subdivision, intergovernmental body or agency, department or instrumentality thereof, alleging potential liability for, or a requirement to incur, material investigator costs, cleanup costs, response and/or remedial costs (whether incurred by a governmental entity or otherwise), natural resources damages, property damages, personal injuries, attorneys' fees and expenses, or fines or penalties, in each case arising out of, based on or resulting from (1) the presence, or release or threat of release into the environment, of any Materials of Environmental Concern at any location, whether or not owned by such person, or (2) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law or Environmental Approval ("Environmental Claim") (other than Environmental Claims that have been fully and finally adjudicated or otherwise determined and

3.4 Effect of Drawdown Notice. The Drawdown Notice shall be deemed to constitute a warranty by the Borrower (a) that the representations and warranties stated in Section 2 (updated mutatis mutandis) are true and correct on the date of such Drawdown Notice and will be true and correct on the Drawdown Date as if made on such date, and (b) that no Event of Default nor any event which with the giving of notice or lapse of time or both would constitute an Event of Default has occurred and is continuing.

4. CONDITIONS

4.1 Conditions Precedent to Drawdown of the Loan. The obligation of the Lenders to make the Loan thereunder available to the Borrower under this Agreement shall be expressly subject to the following conditions precedent:

(a) Corporate Authority. the Administrative Agent shall have received the following documents in form and substance satisfactory to the Administrative Agent:

(i) copies, certified as true and complete by an officer of the Borrower, of the resolutions of the Borrower evidencing approval of this Agreement, the Note and those Security Documents to which it is to be a party and authorizing an appropriate officer or officers or attorney-in-fact or attorneys-in-fact to execute the same on its behalf, or other evidence of such approvals and authorizations as shall be acceptable to the Lenders and their legal advisors;

(ii) copies, certified as true and complete by an officer of the Parent, of the resolutions of the board of directors thereof evidencing approval of the Security Documents to be executed by it authorizing an appropriate officer or officers or attorney-in-fact or attorneys-in-fact to execute the same on its behalf, or other evidence of such approvals and authorizations as shall be acceptable to the Lenders and their legal advisors;

(iii) copies, certified as true and complete by an officer of each of the Shipowning Corporations, of the resolutions of each of the Shipowning Corporations evidencing approval of those Security Documents to which each Shipowning Corporation is or is to be a party and authorizing an appropriate officer or officers or attorney-in-fact or attorneys-in-fact to execute the same on its behalf, or other evidence of such approvals and authorizations as shall be acceptable to the Lenders and their legal advisers;

(iv) copies, certified as true and complete by an officer of the Borrower or other party(ies) acceptable to the Lenders and their legal advisors, of all documents evidencing any other necessary action (including actions by such parties thereto other than the Borrower as may be required by the

Administrative Agent), approvals or consents with respect to this Agreement, the Note and the Security Documents;

(v) copies, certified as true and complete by an officer of the respective Security Party of the certificate of incorporation and by-laws, certificate of formation and operating agreement, or equivalent instruments, thereof;

(vi) certificate of the Secretary of the Parent certifying that it legally and beneficially owns, directly or indirectly, all of the issued and outstanding capital stock of the Borrower and that such capital stock is free and clear of any liens, claims, pledges or other encumbrances whatsoever other than as disclosed to the Administrative Agent in writing on or before the date hereof;

(vii) certificate of the Secretary of the Borrower certifying that (i) it legally and beneficially owns, directly or indirectly, all of the issued and outstanding capital stock of each of the Shipowning Corporations and that such capital stock is free and clear of any liens, claims, pledges or other encumbrances whatsoever other than as disclosed to the Administrative Agent in writing on or before the date hereof and (ii) Parent is the legal and beneficial owner of record of all of its authorized, issued and outstanding capital stock; and

(viii) certificates of the jurisdiction of incorporation or formation, as the case may be, of each Security Party as to the good standing thereof.

(b) The Vessels. the Administrative Agent shall have received evidence satisfactory to it that each of the Vessels is:

(i) in the sole and absolute ownership of the relevant Shipowning Corporation and duly registered in such Shipowning Corporation's name under Bahamas flag or Liberian flag, as the case may be, unencumbered, save and except for the Mortgage thereon and as otherwise permitted thereby;

(ii) classed in the highest classification and rating for vessels of the same age and type with its Classification Society without any material outstanding recommendations;

(iii) operationally seaworthy and in every way fit for its existing or intended service; and

(iv) insured in accordance with the provisions of the Mortgage thereon and the requirements thereof in respect of such insurances have been complied with;

(c) The Note. the Borrower shall have duly executed and delivered this Agreement and the Note;

(d) Security Documents. each of the Security Parties as is a party thereto shall have duly executed and delivered to the Administrative Agent:

(i) the Mortgages;

(ii) the Pledge Agreement;

(iii) the Insurances Assignment;

(iv) the Earnings Assignment;

(v) the Assignment Notices;

(vi) the Guaranty; and

(vii) Uniform Commercial Code Financing Statements (Forms UCC-1) for filing in such jurisdictions as the Administrative Agent may reasonably require;

(e) Vessel Appraisals. the Administrative Agent shall have received appraisals, in form and substance satisfactory to the Administrative Agent, of the Fair Market Value of each of the Vessels and the vessels owned by Equimar and its subsidiaries showing the aggregate Fair Market Value of the Vessels and (ii) the Fair Market Value of the vessels securing the Equimar Bonds times a fraction, the numerator of which is the face value of the Pledged Bonds and the denominator of which is the face value of all Equimar Bonds, to be not less than one hundred fifty percent (150%) of the Loan;

(f) Environmental Claims. the Administrative Agent shall be satisfied that no Security Party and no Environmental Affiliate is subject to any Environmental Claim which could have a Material Adverse Effect;

(g) Fees. the Administrative Agent shall have received payment in full of all fees and expenses due to the Agents, the Arranger and the Lenders under Section 13;

(h) Accounts. the Borrower shall have established the Operating Account into which Assigned Moneys are to be paid;

(i) Vessel Liens. the Administrative Agent shall have received evidence satisfactory to it and to its legal advisor that, save for the liens created by the Mortgages and the Assignments, there are no liens, charges or encumbrances of any kind whatsoever on the Vessels or on its earnings except as permitted hereby or by any of the Security Documents; and

(j) Recording of Mortgages. the Mortgage on each Vessel shall have been duly registered with the Registrar of Bahamian Ships for the Commonwealth of the Bahamas, the Deputy Commissioner for Maritime Affairs of the Republic of Liberia or the applicable authority of such other jurisdiction as the Security Agent may approve and shall constitute a first preferred mortgage lien on such Vessel under the laws of (A) the United States and (B) the Commonwealth of the Bahamas, the Republic of Liberia or other jurisdiction, as the case may be;

(k) Equimar Bonds. the Borrower shall have delivered to the Security Agent, by means of physical delivery or book entry to an account of the Security Agent in the name thereof as provided in the Pledge Agreement, Equimar Bonds representing in face value no less than One Hundred Ten Million Three Hundred Fifteen Thousand Dollars ($110,315,000);

(l) Legality. the Administrative Agent shall be satisfied that no Event of Default will arise following the making of the Loan and that no event or state of affairs exists which constitutes, in the opinion of the Administrative Agent, a threat that it will be unlawful for the Borrower to make any payment as required under the terms of this Agreement, the Note and the Security Documents or any of them;

(m) No Change in Market Conditions. the Administrative Agent shall be satisfied that there shall have been no change in the overall market conditions relevant to transactions similar to those contemplated by this Agreement which would appear to have a material adverse effect on the Lenders or their ability to fund the Loan;

(n) No Material Adverse Change. there shall have been no Material Adverse Change in the financial condition of the Security Parties since the date hereof; and

(o) Legal Opinions. the Administrative Agent shall have received legal opinions addressed to the Administrative Agent from (i) in-house counsel to the Borrower, (ii) Graham, Thompson & Co., special Bahamian counsel to the Agents and the Lenders, (iii) Seward & Kissel LLP, special counsel to the Agents and Lenders, in each case in such form as the Administrative Agent may require, as well as such other legal opinions as the Administrative Agent shall have required as to all or any matters under the laws of the United States of America, the State of New York, the Republic of Liberia, the Republic of the Marshall Islands and the Commonwealth of the Bahamas covering the representations and conditions which are the subjects of Sections 2 and 4.1.

4.2 Further Conditions Precedent. The obligation of the Lenders to make the Loan thereunder available to the Borrower under this Agreement shall be expressly and separately subject to the following further conditions precedent on each Drawdown Date:

(a) the Administrative Agent having received a Drawdown Notice in accordance with the terms of Section 3.2;

(b) the representations stated in Section 2 (updated mutatis mutandis to such date) being true and correct as if made on and as of that date;

(c) no Event of Default having occurred and being continuing and no event having occurred and being continuing which, with the giving of notice or lapse of time, or both, would constitute an Event of Default;

(d) the Administrative Agent being satisfied that no change in any applicable laws, regulations, rules or in the interpretation thereof shall have occurred which make it unlawful for any

Security Party to make any payment as required under the terms of this Agreement, the Note, the Security Documents or any of them; and

(e) there having been no Material Adverse Effect since the date hereof.

4.3 Breakfunding Costs. In the event that, on the date specified for the making of the Loan in the Drawdown Notice, the Lenders shall not be obliged under this Agreement to make the Loan available, the Borrower shall indemnify and hold the Lenders fully harmless against any losses which the Lenders (or any thereof) may sustain as a result of borrowing or agreeing to borrow funds to meet the drawdown requirement of the Drawdown Notice and the certificate of the relevant Lender or Lenders shall, absent manifest error, be conclusive and binding on the Borrower as to the extent of any such losses.

4.4 Satisfaction after Drawdown. Without prejudice to any of the other terms and conditions of this Agreement, in the event the Lenders, in their sole discretion, make the Loan available to the Borrower prior to the satisfaction of all or any of the conditions referred to in Sections 4.1 or 4.2, the Borrower hereby covenants and undertakes to satisfy or procure the satisfaction of such condition or conditions within fourteen (14) days after the Drawdown Date (or such longer period as the Majority Lenders, in their sole discretion, may agree).

5. REPAYMENT AND PREPAYMENT

5.1 Repayment. The Borrower shall repay the principal amount of the Loan in (a) six (6) consecutive semi-annual installments on each Payment Date consisting of the aggregate of: (i) Four Hundred Thousand Dollars ($400,000.00) per Vessel then owned by any Shipowning Corporation; and (ii) the amount equal to the full amount of any coupon payments owed to the Borrower on the immediately preceding Equimar Bond coupon payment date relating to all Equimar Bonds owned by the Borrower (less (A) the amount of interest payments due hereunder and (B) up to a maximum of $2,000,000 per annum to be applied toward the repayment of the Newbuilding Loan, if any and (b) one (1) balloon payment on the Maturity Date in an amount equal to that which is necessary to repay the Loan in full together with accrued but unpaid interest and any other amounts owing by the Borrower or any other Security Party to any Agent, Arranger or Lender pursuant to this Agreement, the Note or any Security Document, due and payable on the Maturity Date.

5.2 Voluntary Prepayment. The Borrower may prepay, upon five (5) Banking Days written notice, the Loan or any portion thereof. Each prepayment shall be in a minimum amount of One Million Dollars ($1,000,000) plus any One Million Dollar ($1,000,000) multiple thereof or the full amount of the Loan.

5.3 Mandatory Prepayment: Enforceability. The Borrower shall prepay the Loan in full within five (5) Banking Days of the occurrence of any of the following events:

(a) any government authorization, permission, approval, or consent required for the legality, validity or enforceability of this Agreement, the Note, any Security Document or other instrument, document, or agreement delivered hereby or thereby, in connection with the transaction contemplated hereby or thereby has been revoked or restricted or ceases to be in full force and effect in any way which the Administrative Agent, in the exercise of its reasonable judgment, deems prejudicial to the Lenders' rights or remedies hereunder and the Lenders shall have so notified the Borrower; or

(b) any judgement or order is made, the effect whereof would be to render ineffective or invalid this Agreement, the Note or the Security Documents to which the Borrower or any Security Party is a party.

5.4 Mandatory Prepayment; Loss of Vessel. Upon (i) any sale of a Vessel (which in any event shall require the prior consent of the Administrative Agent) or (ii) the earlier of (x) ninety (90) days after the Total Loss (as such term is defined in the Mortgages) of a Vessel or (y) the date on which the insurance proceeds in respect of such loss are received by the Borrower (or the Guarantor) or the Security Agent as assignee thereof, the proceeds shall be applied towards prepayment of the Loan.

5.5 Interest and Costs with Prepayments/Application of Prepayments; No Reborrowing. Any prepayment of the Loan made hereunder (including, without limitation, those made pursuant to Sections 5 and 9) shall be subject to the condition that on the date of prepayment all accrued interest to the date of such prepayment shall be paid in full with respect to the Loan or portions thereof being prepaid, together with any and all actual costs or expenses incurred by any Lender in connection with any breaking of funding (as certified by such Lender, which certification shall, absent any manifest error, be conclusive and binding on the Borrower). All prepayments of the Loan under Section 5.2, 5.3 or 5.4 shall be applied towards the installments of the Loan in the inverse order of their due dates for payment. No payments made in prepayment or repayment of the Loan shall be available for reborrowing.

6. INTEREST AND RATE

6.1 Applicable Rate. The Loan shall bear interest at the Applicable Rate which shall be the rate per annum which is equal to the aggregate of (a) LIBOR for the relevant Interest Period plus (b) the Margin. The Applicable Rate shall be determined by the Administrative Agent two (2) Banking Days prior to the first day of the relevant Interest Period. The Administrative Agent shall promptly notify the Borrower in writing of the Applicable Rate as and when determined. Each such determination, absent manifest error, shall be conclusive and binding upon the Borrower.

6.2 Default Rate. Any amounts due under this Agreement, not paid when due, whether by acceleration or otherwise, shall bear interest thereafter from the due date thereof until the date of payment at a rate per annum equal to (i) overnight or weekend LIBOR, as applicable (as notified to the Borrower by the Administrative Agent), plus (ii) the Margin, plus (iii) two percent (2%) (the "Default Rate"). Following the occurrence of any Event of Default, the Administrative Agent, upon instruction of the Majority Lenders, may deliver a notice to the Borrower advising the Borrower that an Event of Default has occurred. From the date of any such notice until each such Event of Default is cured to the satisfaction of the Majority Lenders, the Loan shall bear interest at the Default Rate.

6.3 Interest Payments. Accrued interest on any amounts outstanding under the Loan shall be payable in arrears on the last day of each Interest Period.

7. PAYMENTS

7.1 Place of Payments, No Set Off. All payments to be made hereunder by the Borrower shall be made to the Administrative Agent, not later than 11 a.m. New York time (any payment received after 11 a.m. New York time shall be deemed to have been paid on the next Banking Day) on the due date of such payment, to its account at the office of the Security Agent located at 11 West 42nd Street, 7th Floor, New York, New York 10036 or to such other office of the Administrative Agent as the Administrative Agent may direct, without set-off or counterclaim and free from, clear of, and without deduction for, any Taxes, provided, however, that if the Borrower shall at any time be compelled by law to withhold or deduct any Taxes from any amounts payable to the Lenders hereunder, then the Borrower shall pay such additional amounts in Dollars as may be necessary in order that the net amounts received after withholding or deduction shall equal the amounts which would have been received if such withholding or deduction were not required and, in the event any withholding or deduction is made, whether for Taxes or otherwise, the Borrower shall promptly send to the Administrative Agent such documentary evidence with respect to such withholding or deduction as may be required from time to time by the Lenders.

7.2 Tax Credits. If any Lender obtains the benefit of a credit against the liability thereof for federal income taxes imposed by any taxing authority for all or part of the Taxes as to which the Borrower has paid additional amounts as aforesaid (and each Lender agrees to use its best efforts to obtain the benefit of any such credit which may be available to it, provided it has knowledge that such credit is in fact available to it), then such Lender shall reimburse the Borrower for the amount of the credit so obtained. Each Lender agrees that in the event that Taxes are imposed on account of the situs of its loans hereunder, such Lender, upon acquiring knowledge of such event, shall, if commercially reasonable, shift such loans on its books to another office of such Lender so as to avoid the imposition of such Taxes.

7.3 Computations; Banking Days. (a) All computations of interest and fees shall be made by the Administrative Agent or the Lenders, as the case may be, on the basis of a 360-day year, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which interest or fees are payable. Each determination by the Administrative Agent or the Lenders of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b) Whenever any payment hereunder or under the Note shall be stated to be due on a day other than a Banking Day, such payment shall be due and payable on the next succeeding Banking Day unless the next succeeding Banking Day falls in the following calendar month, in which case it shall be payable on the immediately preceding Banking Day.

8. EVENTS OF DEFAULT

8.1 Events of Default. The occurrence of any of the following events shall be an Event of Default:

(a) Non-Payment of Principal. any payment of principal is not paid when due; or

(b) Non-Payment of Interest or Other Amounts. any interest or any other amount becoming payable to an Agent, the Arranger or any Lender under this Agreement, under the Note or under any of the Security Documents is not paid on the due date or date of demand (as the case may be); or

(c) Representations. any representation, warranty or other statement made by the Borrower in this Agreement or by any Security Party or in any of the Security Documents or in any other instrument, document or other agreement delivered in connection herewith or therewith proves to have been untrue or misleading as at the date as of which made or confirmed; or

(d) Mortgages. there is an event of default under any Mortgage; or

(e) Covenants. any Security Party defaults in the due and punctual observance or performance of any other term, covenant or agreement contained in this Agreement, in the Note, in any of the Security Documents or in any other instrument, document or other agreement delivered in connection herewith or therewith, or it becomes impossible or unlawful for any Security Party to fulfill any such term, covenant or agreement or there occurs any other event which constitutes a default under this Agreement, under the Note or under any of the Security Documents, in each case other than an Event of Default referred to elsewhere in this Section 8.1, and such default, impossibility and/or unlawfulness continues unremedied or unchanged, as the case may be, for a period of thirty (30) days; or

(f) Indebtedness. the Borrower shall default in the payment when due (subject to any applicable grace period) of any Indebtedness or of any other indebtedness or such Indebtedness or indebtedness is, or by reason of such default is subject to being, accelerated or any party becomes entitled to enforce the security for any such Indebtedness or indebtedness and such party shall take steps to enforce the same, unless such default or enforcement is being contested in good faith and by appropriate proceedings or other acts and the Security Party, Subsidiary or Affiliate, as the case may be, shall set aside on its books adequate reserves with respect thereto; or

(g) Ownership of Borrower, Equimar and the Shipowning Corporations. the Parent shall cease to own (except as otherwise expressly permitted by this Agreement) directly, one hundred percent (100%) of the Borrower and Equimar or the Borrower shall cease to own (except as otherwise expressly permitted by this Agreement) directly, one hundred percent (100%) of each of the Shipowning Corporations; or

(h) Bankruptcy. the Borrower or any Affiliate commences any proceeding under any reorganization, arrangement or readjustment of debt, dissolution, winding up, adjustment, composition, bankruptcy or liquidation law or statute of any jurisdiction, whether now or hereafter in effect (a "Proceeding"), or there is commenced against any thereof any Proceeding and such Proceeding remains undismissed or unstayed for a period of thirty (30) days or any receiver, trustee, liquidator or sequestrator of, or for, any thereof or any substantial portion of the property of any thereof is appointed and is not discharged within a period of thirty (30) days or any thereof by any act indicates consent to or approval of or acquiescence in any Proceeding or the appointment of any receiver, trustee, liquidator or sequestrator of, or for, itself or of, or for, any substantial portion of its property; or

(i) Termination of Operations; Sale of Assets. except as expressly permitted under this Agreement, the Borrower or the Parent ceases its operations or sells or otherwise disposes of all or substantially all of its assets (other than such a sale to an Affiliate) or all or substantially all of the assets of the Borrower or the Parent are seized or otherwise appropriated; or

(j) Judgments. any judgment or order is made the effect whereof would be to render ineffective or invalid this Agreement, the Note or any of the Security Documents or any material provision thereof, or the Borrower or any Security Party asserts that any such agreement or provision thereof is invalid; or

(k) Inability to Pay Debts. any Security Party is unable to pay or admits its inability to pay its debts as they fall due or a moratorium shall be declared in respect of any material indebtedness of any Security Party; or

(l) Change in Financial Position. any change in the financial position of any Security Party which, in the reasonable opinion of the Majority Lenders, shall have a Material Adverse Effect; or

(m) Change in Control. a Change of Control shall occur; or

(n) Cross-Default. the Borrower or any Security Party defaults under any material contract or agreement to which it is a party or by which it is bound; or

(o) Invalidity of Guaranty. Parent is unable to perform or admits its inability to perform under the Guaranty; or

(p) Financial Obligation Default. the Borrower, the Guarantor or any wholly owned Subsidiary of either of them or joint venture company in which any of them is a member shall default in the payment when due of any financial obligation in excess of $100,000.

Upon and during the continuance of any Event of Default, the Lenders' obligation to make the Loan available shall cease and the Administrative Agent on the instructions of the Majority Lenders may, by notice to the Borrower, declare the entire unpaid balance of the then outstanding Loan, accrued interest and any other sums payable by the Borrower hereunder or under the Note due and payable, whereupon the same shall forthwith be due and payable without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived; provided that upon the happening of an event specified in subsections (h) or (k) of this Section 8.1 with respect to the Borrower, the Note shall be immediately due and payable without declaration or other notice to the Borrower. In such event, the Lenders may proceed to protect and enforce their rights by action at law, suit in equity or in admiralty or other appropriate proceeding, whether for specific performance of any covenant contained in this Agreement, in the Note or in any Security Document, or in aid of the exercise of any power granted herein or therein, or the Lenders may proceed to enforce the payment of the Note or to enforce any other legal or equitable right of the Lenders, or proceed to take any action authorized or permitted under the terms of any Security Document or by applicable law for the collection of all sums due, or so declared due, on the Note, including, without limitation, the right to appropriate and hold or apply (directly, by way of set-off or otherwise) to the payment of the obligations of the Borrower to the Lenders hereunder and/or under the Note (whether or not then due) all moneys and other amounts of the Borrower then or thereafter in possession of any Lender, the balance of any deposit account (demand or time, mature or unmatured) of the Borrower then or thereafter with any Lender and every other claim of the Borrower then or thereafter against any of the Lenders.

8.2 Indemnification. The Borrower agrees to, and shall, indemnify and hold the Agents, the Arranger and the Lenders harmless against any loss, as well as against any reasonable costs or expenses (including reasonable legal fees and expenses), which any of the Agents, the Arranger or the Lenders sustains or incurs as a consequence of any default in payment of the principal amount of the Loan, interest accrued thereon or any other amount payable hereunder, under the Note or under any Security Documents including, but not limited to, all actual losses incurred in liquidating or re-employing fixed deposits made by third parties or funds acquired to effect or maintain the Loan or any portion thereof. Any Lenders' certification of such costs and expenses shall, absent any manifest error, be conclusive and binding on the Borrower.

8.3 Application of Moneys. Except as otherwise provided in any Security Document, all moneys received by the Agents, the Arranger or the Lenders under or pursuant to this Agreement, the Note or any of the Security Documents after the happening of any Event of Default (unless cured to the satisfaction of the Majority Lenders) shall be applied by the Agents in the following manner:

(a) first, in or towards the payment or reimbursement of any expenses or liabilities incurred by the Agents, the Arranger or the Lenders in connection with the ascertainment, protection or enforcement of its rights and remedies hereunder, under the Note and under any of the Security Documents,

(b) secondly, in or towards payment of any interest owing in respect of the Loan,

(c) thirdly, in or towards repayment of principal of the Loan then outstanding,

(d) fourthly, in or towards payment of all other sums which may be owing to the Agents, the Arranger or the Lenders under this Agreement, under the Note or under any of the Security Documents,

(e) fifthly, the surplus (if any) shall be paid to the Borrower or to whomsoever else may be entitled thereto.

9. COVENANTS

9.1 Affirmative Covenants. The Borrower hereby covenants and undertakes with the Lenders that, from the date hereof and so long as any principal, interest or other moneys are owing in respect of this Agreement, under the Note or under any of the Security Documents, the Borrower will:

(a) Performance of Agreements. duly perform and observe, and procure the observance and performance by all other parties thereto (other than the Lenders) of, the terms of this Agreement, the Note and the Security Documents;

(b) Notice of Default, etc. promptly upon obtaining knowledge thereof, inform the Administrative Agent of the occurrence of (a) any Event of Default or of any event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, (b) any litigation or governmental proceeding pending or threatened against it or against the Parent or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect, (c) the withdrawal of any Vessel's rating by its Classification Society or the issuance by the Classification Society of any material recommendation or notation affecting class and (d) any other event or condition which is reasonably likely to have a Material Adverse Effect;

(c) Obtain Consents. without prejudice to Section 2.1 and this Section 9.1, obtain every consent and do all other acts and things which may from time to time be necessary or advisable for the continued due performance of all its and the other Security Parties' respective obligations under this Agreement, under the Note and under the Security Documents;

(d) Financial Information. deliver to each Lender or procure that the Parent delivers to each Lender:

(i) as soon as available but not later than ninety (90) days after the end of each fiscal year of the Borrower, complete copies of the financial reports of the Borrower (together with a Compliance Certificate), all in reasonable detail, which shall include at least the balance sheet of the Borrower as of the end of such year and the related statements of income and sources and uses of funds for such year, all in reasonable detail, unaudited, but certified to be true and complete by the chief financial officer of the Parent;

(ii) as soon as available but not less than forty-five (45) days after the end of each of the first three quarters of each fiscal year of the Borrower, a quarterly interim balance sheet of the Borrower and the related profit and loss statements and sources and uses of funds (together with a Compliance Certificate), all in reasonable detail, unaudited, but certified to be true and complete by the chief financial officer of the Parent;

(iii) as soon as available but not later than one hundred eighty (180) days after the end of each fiscal year of the Parent, complete copies of the consolidated financial reports of the Parent and its Subsidiaries (together with a Compliance Certificate), all in reasonable detail, which shall include at least the consolidated balance sheet of the Parent and its Subsidiaries as of the end of such year and the related consolidated statements of income and sources and uses of funds for such year, which shall be audited reports prepared by an Acceptable Accounting Firm;

(iv) as soon as available but not less than forty-five (45) days after the end of each of the first three quarters of each fiscal year of the Parent, a quarterly interim consolidated balance sheet of the Parent and its Subsidiaries and the related consolidated profit and loss statements and sources and uses of funds (together with a Compliance Certificate), all in reasonable detail, unaudited, but certified to be true and complete by the chief financial officer of the Parent;

(v) within ten (10) days of the filing thereof, copies of all registration statements and reports on Forms 10-K, 10-Q and 8-K (or their equivalents) and other material filings which the Parent or Equimar shall have filed with the Securities and Exchange Commission or any similar governmental authority;

(vi) promptly upon the mailing thereof to the shareholders of the Parent or bondholders of Equimar, copies of all financial statements, reports, proxy statements and other communications provided to the Parent's shareholders;

(vii) within ten (10) days of the Borrower's or the Parent's receipt thereof, copies of all audit letters or other correspondence from any external auditors including material financial information in respect of the Borrower or the Parent, as the case may be;

(viii) at any time upon the request of any Agent, a Compliance Certificate; and

(ix) such other statements (including, without limitation, monthly consolidated statements of operating revenues and expenses), lists of assets and accounts, budgets, forecasts, reports and other financial information with respect to its business as the Administrative Agent may from time to time reasonably request, certified to be true and complete by the chief financial officer of the Parent.

(e) Corporate Existence. do or cause to be done, shall do or cause to be done, all things necessary to preserve and keep in full force and effect the corporate existence of itself, Parent, Equimar and each Shipowning Corporation and all licenses, franchises, permits and assets necessary to the conduct of any such party's business;

(f) Books and Records. at all times keep, proper books of record and account into which full and correct entries shall be made in accordance with GAAP;

(g) Taxes and Assessments. pay and discharge all material taxes, assessments and governmental charges or levies imposed upon it or upon its income or property prior to the date upon which penalties attach thereto; provided, however, that it shall not be required to pay and discharge, or cause to be paid and discharged, any such tax, assessment, charge or levy so long as the legality thereof shall be contested in good faith and by appropriate proceedings or other acts and it shall set aside on its books adequate reserves with respect thereto;

(h) Inspection. allow any representative or representatives designated by any Agent, subject to applicable laws and regulations, to visit and inspect any of its properties (including the Vessels), and, on request, to examine its books of account, records, reports and other papers and to discuss its affairs, finances and accounts with its officers, all at such reasonable times and as often as any Agent reasonably requests;

(i) Compliance with Statutes, Agreements, etc. do or cause to be done all things necessary to comply with all material contracts or agreements to which it and all material laws, and the rules and regulations thereunder, applicable to the Borrower, including, without limitation, those laws, rules and regulations relating to employee benefit plans and environmental matters;

(j) Environmental Matters. promptly upon the occurrence of any of the following conditions, provide to the Administrative Agent a certificate of a chief executive officer of the Parent, specifying in detail the nature of such condition and its proposed response or the response of its Environmental Affiliates: (a) its receipt or the receipt by the Parent or any Environmental Affiliates of the Borrower or the Parent of any written communication whatsoever that alleges that such person is not in compliance with any applicable Environmental Law or Environmental Approval, if such noncompliance could reasonably be expected to have a Material Adverse Effect, (b) knowledge by it, or by the Parent or any Environmental Affiliates of the Borrower or the Parent that there exists any Environmental Claim pending or threatened against any such person, which could reasonably be expected to have a Material Adverse Effect, or (c) any release, emission, discharge or disposal of any material that could form the basis of any Environmental Claim against it, any other Security Party or against any Environmental Affiliates of the Borrower the Parent, if such Environmental Claim could reasonably be expected to have a Material Adverse Effect. Upon the written request by the Administrative Agent, it will submit to the Administrative Agent at reasonable intervals, a report providing an update of the status of any issue or claim identified in any notice or certificate required pursuant to this subsection;

(k) Brokerage Commissions, etc. indemnify and hold the Arranger, the Agents and the Lenders harmless from any claim for any brokerage commission, fee, or compensation from any broker or third party resulting from the transactions contemplated hereby;

(l) Deposit Accounts; Assignment. maintain the Operating Account with the Administrative Agent or Security Agent and shall procure that all earnings of the Vessels and all Assigned Moneys shall be paid into the Operating Account and the Borrower and, if requested by the Administrative Agent, execute and deliver such documentation as necessary to evidence an assignment of the Operating Account in favor of the Security Agent; by its execution of this Agreement or the Consent and Agreement hereto, each Security Party, hereby pledges, assigns and grants to the Security Agent, for the benefit of the Lenders, a security interest in all funds from time to time in such accounts

(m)Insurance. maintain with financially sound and reputable insurance companies insurance on all their respective properties and against all such risks and in at least such amounts as are usually insured against by companies of established reputation engaged in the same or similar business from time to time;

(n) Liquidity. (i) with respect to the Parent, on a consolidated basis, maintain Liquid Assets in an amount equal to Three Million Dollars ($3,000,000);

(ii) with respect to the Borrower, maintain Liquid Assets in an amount equal to One Million Dollars ($1,000,000); and

(iii) with respect to Equimar, maintain Liquid Assets in an amount equal to Two Million Dollars ($2,000,000); and

(o) Subordination Agreement. prior to or concurrently with the execution of the Subordinated Loan Agreement, deliver to the Administrative Agent a Subordination Agreement as duly executed by the Second Mortgagee(s).

9.2 Negative Covenants. The Borrower hereby covenants and undertakes with the Lenders that, from the date hereof and so long as any principal, interest or other moneys are owing in respect of this Agreement, under the Note or under any of the Security Documents, the Borrower will not, and will procure that the Parent (on an unconsolidated basis) or any Shipowning Corporation, to the extent applicable, will not, without the prior written consent of the Administrative Agent (or the Majority Lenders or all of the Lenders if required by Section 15.8):

(a) Liens. create, assume or permit to exist, any mortgage, pledge, lien, charge, encumbrance or any security interest whatsoever upon any Collateral or other property except:

(i) liens for taxes not yet payable for which adequate reserves have been maintained;

(ii) the Mortgages, the Assignments, and other liens in favor of the Security Agent;

(iii) liens, charges and encumbrances against the Vessels permitted to exist under the terms of the Mortgages or second preferred or priority mortgages on the Vessels pursuant to the Subordinated Loan Agreement;

(iv) pledges of certificates of deposit or other cash collateral securing any Security Party's reimbursement obligations in connection with letters of credit now or hereafter issued for the account of such Security Party in connection with the establishment of the financial responsibility of the Security Parties under 33 C.F.R. Part 130 or 46 C.F.R. Part 540, as the case may be, as the same may be amended or replaced;

(v) pledges or deposits to secure obligations under workmen's compensation laws or similar legislation, deposits to secure public or statutory obligations, warehousemen's or other like liens, or deposits to obtain the release of such liens and deposits to secure surety, appeal or customs bonds on which the Borrower is the principal, as to all of the foregoing, only to the extent arising and continuing in the ordinary course of business; and

(vi) other liens, charges and encumbrances incidental to the conduct of the business of each such party, the ownership of any such party's property and assets and which do not in the aggregate materially detract from the value of each such party's property or assets or materially impair the use thereof in the operation of its business;

(b) Change in Business. materially change the nature of its business or commence any business materially different from its current business;

(c) Sale of Assets. except as otherwise permitted under this Agreement, sell, or otherwise dispose of (including by way of spin-off, installment sale, sale or leaseback transaction or otherwise), any Vessel or sell, or otherwise dispose of (including by way of spin-off, installment sale, sale or leaseback transaction or otherwise), any other asset which is substantial in relation to its assets taken as a whole;

(d) Changes in Offices or Names. change the location of its chief executive office, the office of its chief place of business, the office of in which the records relating to the earnings or insurances of any Vessel are kept unless the Lenders shall have received sixty (60) days prior written notice of such change;

(e) Consolidation and Merger. consolidate with, or merge into, any corporation or other entity, or merge any corporation or other entity into it;

(f) Chartering. enter into any demise, bareboat or time charter with respect to any Vessel (excluding the bareboat charters with Chevron) having a duration of more than twelve (12) months without the prior written consent of the Administrative Agent;

(g) Vessel Pooling. enter any vessel into any vessel pooling arrangement, or at any time amend any existing vessel pooling agreement;

(h) Distributions on Stock. directly or indirectly declare or pay any dividend or make any distribution on its capital stock;

(i) Indebtedness. incur any Indebtedness, except (i) Indebtedness owed to an Affiliate or (ii) a guaranty or guaranties by the Parent in respect of the financing of newbuilding vessels as contemplated by the Newbuilding Loan and the Subordinated Loan Agreement, provided, that repayment of such Indebtedness is fully subordinated to the repayment of the Loan;

(j) Investments. make any Investment;

(k) Capital Expenditures. make any Capital Expenditure;

(l) Deposit Accounts. maintain any deposit account other than with the Security Agent; and

(m) Change Fiscal Year. change its fiscal year.

(n) Guarantees. other than as disclosed to the Lenders prior to the execution of this Agreement, assume, guarantee or, other than in the ordinary course of the business of the Borrower, endorse or otherwise become or remain liable in connection with any obligation of any person, firm, company or other entity;

(o) Vessel Management. cause any Vessel to be managed either commercially and technically by any other Person other than the current manager thereof;

(p) Optional Payments. make any optional payments and modifications of subordinated and other debt instruments;

(q) Transaction with Affiliates. enter into any transactions with any Affiliate;

9.3 Vessel Valuations. For inclusion with each Compliance Certificate of each quarter of each fiscal year delivered pursuant to Section 9.1(d), and in any event upon the request of any Agent, the Borrower shall obtain appraisals of the Fair Market Value of the Vessels on a quarterly basis. Each such quarterly valuation in any year is to be at the Borrower's cost, provided, that following and during the continuance of any Event of Default, any such valuations required or requested under this Agreement is to be at the Borrower's cost. In the event the Borrower fails or refuses to obtain the valuations requested pursuant to this Section 9.3 within ten (10) days of an Agent's request therefor, any Agent will be authorized to obtain such valuations, at the Borrower's cost, from three independent shipbrokers selected by the Administrative Agent, which valuations shall be deemed the equivalent of valuations duly obtained by the Borrower pursuant to this Section 9.3, but any Agent's actions in doing so shall not excuse any default of the Borrower under this Section 9.3.

9.4 Asset Maintenance. If at any time after the Drawdown Date, the aggregate Fair Market Value of the Vessels (based upon the valuations obtained pursuant to Section 9.3) together with the pro rata portion of the aggregate Fair Market Value of all vessels securing the Equimar Bonds pledged to the Lenders as security for the Loan (the "Pledged Bonds") (i.e. the value of such vessels times a fraction, the numerator of which is the face value of the Pledged Bonds and the denominator of which is the face value of all Equimar Bonds) and the value of any additional collateral theretofore provided under this Section) is less than one hundred forty-five percent (145%) of the total amount outstanding of the Loan (such percentage being the "Required Percentage"), the Borrower shall, within a period of thirty (30) days following receipt by the Borrower of written notice from the Administrative Agent notifying the Borrower of such shortfall and specifying the amount thereof (which amount shall, in the absence of manifest error, be deemed to be conclusive and binding on the Borrower), either (i) deliver to the Security Agent, upon the Administrative Agent's request, such additional collateral as may be satisfactory to the Lenders in their sole discretion of sufficient value to restore compliance with the Required Percentage or (ii) the Borrower shall prepay such amount of the Loan (together with interest thereon and any other monies payable in respect of such prepayment pursuant to Section 5.5) as shall result in the Fair Market Value of the Vessels together with the pro rata portion of the aggregate Fair Market Value of all vessels securing the Pledged Bonds being not less than the Required Percentage.

9.5 Inspection and Survey Reports. If the Lenders shall so request, the Borrower shall provide the Lenders with copies of all internally generated inspection or survey reports on the Vessel.

9.6 Covenant of Lenders. Each of the Lenders hereby covenants and undertakes with the Borrower that, from the date hereof and so long as any principal, interest or other moneys are owing in respect of this Agreement, under the Note or under any of the Security Documents, it will not (a) disclose, provide or otherwise make available to any Person which is not party to this Agreement (or will not become party to this Agreement pursuant to Section 10) including but not limited to any Affiliates of such Lender any information pertaining to the acquisition by the Borrower of Equimar Bonds as contemplated under this Agreement and any of the Security Documents unless required by applicable law and (b) and will not purchase, acquire, sell, dispose or otherwise trade any Equimar Bonds; provided, however, that this Section 9.6 shall not apply in the event that an Event of Default has occurred and is continuing.

10. ASSIGNMENT.

This Agreement shall be binding upon, and inure to the benefit of, the Borrower and the Lenders, the Arranger and the Agents and their respective successors and assigns, except that the Borrower may not assign any of its rights or obligations hereunder. Each Lender shall be entitled to assign its rights and obligations under this Agreement or grant participation(s) in the Loan to any subsidiary, holding company or other affiliate of such Lender, to any subsidiary or other affiliate company of any thereof or, with the consent of the Administrative Agent, to any other bank, financial institution or Person (in a minimum amount of not less than $2,500,000 and, after giving effect thereto, the assigning Lender shall have a Commitment of not less than $2,500,000), and such Lender shall forthwith give notice of any such assignment or participation to the Borrower; provided, however, that any such assignment must be made pursuant to an Assignment and Assumption Agreement. The Borrower will take all reasonable actions requested by any Agent or any Lender to effect such assignment, including, without limitation, the execution of a written consent to any Assignment and Assumption Agreement. The voting rights of any assignee of any Lender shall be limited to those matter with respect to which the affirmative vote of such Lender is, or would be, required. Each of the Lenders may pledge its interest in the Loan in accordance with applicable law.

11. ILLEGALITY, INCREASED COST, NON-AVAILABILITY, ETC.

11.1 Illegality. In the event that by reason of any change in any applicable law, regulation or regulatory requirement or in the interpretation thereof, a Lender has a reasonable basis to conclude that it has become unlawful for any Lender to maintain or give effect to its obligations as contemplated by this Agreement, such Lender shall inform the Administrative Agent and the Borrower to that effect, whereafter the liability of such Lender to make its Commitment available shall forthwith cease and the Borrower shall be required either to repay to such Lender that portion of the Loan advanced by such Lender immediately or, if such Lender so agrees, to repay such portion of the Loan to the Lender on the last day of any then current Interest Period in accordance with and subject to the provisions of Section 11.5. In any such event, but without prejudice to the aforesaid obligations of the Borrower to repay such portion of the Loan, the Borrower and the relevant Lender shall negotiate in good faith with a view to agreeing on terms for making such portion of the Loan available from another jurisdiction or otherwise restructuring such portion of the Loan on a basis which is not unlawful.

11.2 Increased Costs. If any change in applicable law, regulation or regulatory requirement, or in the interpretation or application thereof by any governmental or other authority, shall:

(i) subject any Lender to any Taxes with respect to its income from the Loan, or any part thereof, or

(ii) change the basis of taxation to any Lender of payments of principal or interest or any other payment due or to become due pursuant to this Agreement (other than a change in the basis effected by the jurisdiction of organization of such Lender, the jurisdiction of the principal place of business of such Lender, the United States of America, the State or City of New York or any governmental subdivision or other taxing authority having jurisdiction over such Lender (unless such jurisdiction is asserted by reason of the activities of the

Borrower or any of the other Security Parties) or such other jurisdiction where the Loan may be payable), or

(iii) impose, modify or deem applicable any reserve requirements or require the making of any special deposits against or in respect of any assets or liabilities of, deposits with or for the account of, or loans by, a Lender, or

(iv) impose on any Lender any other condition affecting the Loan or any part thereof,

and the result of the foregoing is either to increase the cost to such Lender of making available or maintaining its Commitment or any part thereof or to reduce the amount of any payment received by such Lender, then and in any such case if such increase or reduction in the opinion of such Lender materially affects the interests of such Lender under or in connection with this Agreement:

(a) the Lender shall notify the Administrative Agent and the Borrower of the happening of such event, and

(b) the Borrower agrees forthwith upon demand to pay to such Lender such amount as such Lender certifies to be necessary to compensate such Lender for such additional cost or such reduction; PROVIDED, however, that the foregoing provisions shall not be applicable in the event that increased costs to the Lender result from the exercise by the Lender of its right to assign its rights or obligations under Section 10.

11.3 Nonavailability of Funds. If the Administrative Agent shall determine that, by reason of circumstances affecting the London Interbank Market generally, adequate and reasonable means do not or will not exist for ascertaining the Applicable Rate for the Loan for any Interest Period, the Administrative Agent shall give notice of such determination to the Borrower. The Borrower and the Administrative Agent shall then negotiate in good faith in order to agree upon a mutually satisfactory interest rate and/or Interest Period to be substituted for those which would otherwise have applied under this Agreement. If the Borrower and the Administrative Agent are unable to agree upon such a substituted interest rate and/or Interest Period within thirty (30) days of the giving of such determination notice, the Administrative Agent shall set an interest rate and Interest Period to take effect from the expiration of the Interest Period in effect at the date of determination, which rate shall be equal to the Margin plus the cost to the Lenders (as certified by each Lender) of funding the Loan. In the event the state of affairs referred to in this Section 11.3 shall extend beyond the end of the Interest Period, the foregoing procedure shall continue to apply until circumstances are such that the Applicable Rate may be determined pursuant to Section 6.

11.4 Lender's Certificate Conclusive. A certificate or determination notice of any Lender as to any of the matters referred to in this Section 11 shall, absent manifest error, be conclusive and binding on the Borrower.

11.5 Compensation for Losses. Where the Loan or any portion thereof is to be repaid by the Borrower pursuant to this Section 11, the Borrower agrees simultaneously with such repayment to pay to the relevant Lender all accrued interest to the date of actual payment on the amount repaid and all other sums then payable by the Borrower to the relevant Lender pursuant to this Agreement, together with such amounts as may be certified by the relevant Lender to be necessary to compensate such Lender for any actual loss, premium or penalties incurred or to be incurred thereby on account of funds borrowed to make, fund or maintain its Commitment or such portion thereof for the remainder (if any) of the then current Interest Period or Periods, if any, but otherwise without penalty or premium.

12. CURRENCY INDEMNITY

12.1 Currency Conversion. If for the purpose of obtaining or enforcing a judgment in any court in any country it becomes necessary to convert into any other currency (the "judgment currency") an amount due in Dollars under this Agreement, the Note or any of the Security Documents then the conversion shall be made, in the discretion of the Administrative Agent, at the rate of exchange prevailing either on the date of default or on the day before the day on which the judgment is given or the order for enforcement is made, as the case may be (the "conversion date"), provided that the Administrative Agent shall not be entitled to recover under this section any amount in the judgment currency which exceeds at the conversion date the amount in Dollars due under this Agreement, the Note, the Guaranty and/or any of the Security Documents.

12.2 Change in Exchange Rate. If there is a change in the rate of exchange prevailing between the conversion date and the date of actual payment of the amount due, the Borrower shall pay such additional amounts (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of payment will produce the amount then due under this Agreement, the Note and/or any of the Security Documents in Dollars; any excess over the amount due received or collected by the Lenders shall be remitted to the Borrower.

12.3 Additional Debt Due. Any amount due from the Borrower under this Section 12 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement, the Note and/or any of the Security Documents.

12.4 Rate of Exchange. The term "rate of exchange" in this Section 12 means the rate at which the Administrative Agent in accordance with its normal practices is able on the relevant date to purchase Dollars with the judgment currency and includes any premium and costs of exchange payable in connection with such purchase.

13. FEES AND EXPENSES

13.1 Commitment Fee. The Borrower shall pay to the Agents on behalf of the Lenders on the last day of each Interest Period in arrears a commitment fee on the undrawn portion of the Loan equal to one and five-tenths percent (1.50%) per annum commencing from the date of this Agreement through the Maturity Date or, if earlier, the date all sums are prepaid pursuant to Section 5 hereof.

13.2 Participation Fee. On the Drawdown Date, the Borrower shall pay to the Administrative Agent on behalf of the Lenders a participation fee in the amount of one percent (1%) of the amount of the Loan being made on such Drawdown Date.

13.3 Expenses. The Borrower agrees, whether or not the transactions hereby contemplated are consummated, on demand to pay, or reimburse the Agents and the Arranger for their payment of, the reasonable expenses of the Agents, the Arranger and (after the occurrence and during the continuance of an Event of Default) the Lenders incident to said transactions (and in connection with any supplements, amendments, waivers or consents relating thereto or incurred in connection with the enforcement or defense of any of the Agents', the Arranger's and the Lenders' rights or remedies with respect thereto or in the preservation of the Agents', the Arranger's and the Lenders' priorities under the documentation executed and delivered in connection therewith) including, without limitation, all reasonable costs and expenses of preparation, negotiation, execution and administration of this Agreement and the documents referred to herein, the reasonable fees and disbursements of the Agents' counsel in connection therewith, as well as the reasonable fees and expenses of any independent appraisers, surveyors, engineers and other consultants retained by the Agents, or the Arranger in connection with this transaction, all reasonable costs and expenses, if any, in connection with the enforcement of this Agreement, the Note and the Security Documents and stamp and other similar taxes, if any, incident to the execution and delivery of the documents (including, without limitation, the Note) herein contemplated and to hold the Agents, the Arranger and the Lenders free and harmless in connection with any liability arising from the nonpayment of any such stamp or other similar taxes. Such taxes and, if any, interest and penalties related thereto as may become payable after the date hereof shall be paid immediately by the Borrower to the Agents, the Arranger or the Lenders, as the case may be, when liability therefor is no longer contested by such party or parties or reimbursed immediately by the Borrower to such party or parties after payment thereof (if the Agents, the Arranger or the Lenders, at their sole discretion, chooses to make such payment).

14. APPLICABLE LAW, JURISDICTION AND WAIVER

14.1 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

14.2 Jurisdiction. The Borrower hereby irrevocably submits to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against it by any of the Lenders, the Agents or the Arranger under this Agreement or under any document delivered hereunder and hereby irrevocably agrees that valid service of summons or other legal process on it may be effected by serving a copy of the summons and other legal process in any such action or proceeding on the Borrower by mailing or delivering the same by hand to the Borrower at the address indicated for notices in Section 16.1. The service, as herein provided, of such summons or other legal process in any such action or proceeding shall be deemed personal service and accepted by the Borrower as such, and shall be legal and binding upon the Borrower for all the purposes of any such action or proceeding. Final judgment (a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness of the Borrower to the Lenders, the Agents or the Arranger) against the Borrower in any such legal action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment. The Borrower will advise the Administrative Agent promptly of any change of address for the purpose of service of process. Notwithstanding anything herein to the contrary, the Lenders may bring any legal action or proceeding in any other appropriate jurisdiction.

14.3 WAIVER OF JURY TRIAL. IT IS MUTUALLY AGREED BY AND AMONG THE BORROWER, THE OTHER SECURITY PARTIES, THE ARRANGER, THE AGENTS AND THE LENDERS THAT EACH OF THEM HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO AGAINST ANY OTHER PARTY HERETO ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE NOTE OR THE SECURITY DOCUMENTS.

15. THE AGENTS

15.1 Appointment of Agents. Each of the Lenders irrevocably appoints and authorizes each of the Administrative Agent and the Security Agent to take such action as agent on its behalf and to exercise such powers under this Agreement, the Note and the Security Documents as is delegated to such Agent by the terms hereof and thereof. Neither the Agents nor any of their directors, officers, employees or agents shall be liable for any action taken or omitted to be taken by it or them under this Agreement, the Note or the Security Documents or in connection therewith, except for its or their own gross negligence or willful misconduct.

15.2 Security Agent as Trustee. Each of the Lenders irrevocably appoints the Security Agent as trustee on its behalf with regard to (i) the security, powers, rights, titles, benefits and interests (both present and future) constituted by and conferred on the Lenders or any of them or for the benefit thereof under or pursuant to this Agreement, the Note or any of the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Lender in the Agreement, the Note or any Security Document), (ii) all moneys, property and other assets paid or transferred to or vested in any Lender or any agent of any Lender or received or recovered by any Lender or any agent of any Lender pursuant to, or in connection with, this Agreement, the Note or the Security Documents whether from any Security Party or any other person and (iii) all money, investments, property and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Lender or any agent of any Lender in respect of the same (or any part thereof). The Security Agent hereby accepts such appointment.

15.3 Distribution of Payments. Whenever any payment is received by any Agent from the Borrower or any other Security Party for the account of the Lenders, or any of them, whether of principal or interest on the Note, commissions, fees under Section 13 or otherwise, it will thereafter cause to be distributed on the same day if received before 11 a.m. New York time, or on the next day if received thereafter, like funds relating to such payment ratably to the Lenders according to their respective Commitments, in each case to be applied according to the terms of this Agreement.

15.4 Holder of Interest in Note. Each Agent may treat each Lender as the holder of all of the interest of such Lender in the Note.

15.5 No Duty to Examine, Etc. The Agents shall be under no duty to examine or pass upon the validity, effectiveness or genuineness of any of this Agreement, the Note, the Security Documents or any instrument, document or communication furnished pursuant to this Agreement or in connection therewith or in connection with the Note or any Security Document, and the Agents shall be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

15.6 Agents as Lenders. With respect to that portion of the Loan made available by it, each Agent shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not an Agent, and the term "Lender" or "Lenders" shall include the Agents in their capacity as Lenders. The Agents and their affiliates may accept deposits from, lend money to and generally engage in any kind of business with, the Borrower and the other Security Parties as if it were not an Agent.

15.7 Acts of the Agents. The Agents shall have duties and discretion, and shall act as follows:

(a) Obligations of the Agents. The obligations of the Agents under this Agreement, under the Note and under the Security Documents are only those expressly set forth herein and therein.

(b) No Duty to Investigate. The Agents shall not at any time be under any duty to investigate whether an Event of Default, or an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred or to investigate the performance of this Agreement, the Note or any Security Document by any Security Party.

(c) Discretion of the Agent. The Agents shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it by, and with respect to taking or refraining from taking any action or actions which it may be able to take under or in respect of, this Agreement, the Note and the Security Documents, unless the Agents shall have been instructed by the Majority Lenders to exercise such rights or to take or refrain from taking such action; provided, however, that no Agent shall be required to take any action which exposes such Agent to personal liability or which is contrary to this Agreement or applicable law.

(d) Instructions of Majority Lenders. The Agents shall in all cases be fully protected in acting or refraining from acting under this Agreement, under the Note or under any Security Document in accordance with the instructions of the Majority Lenders, and any action taken or failure to act pursuant to such instructions shall be binding on all of the Lenders.

15.8 Certain Amendments. Neither this Agreement, the Note nor any of the Security Documents nor any terms hereof or thereof may be amended unless such amendment is approved by the Borrower and the Majority Lenders, provided that no such amendment shall, without the consent of each Lender affected thereby, (i) reduce the interest rate or extend the time of payment of interest or fees on the Loan or scheduled payments or principal, or reduce the principal amount of the Loan or any fees hereunder, (ii) increase or decrease the Commitment of any Lender or subject any Lender to any additional obligation (it being understood that a waiver of any Event of Default or any mandatory repayment of Loan shall not constitute a change in the terms of any Commitment of any Lender), (iii) amend, modify or waive any provision of this Section 15.8, (iv) amend the definition of Majority Lenders, which shall require the consent of 100% of the Lenders, (v) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, (vi) release any Security Party from any of its obligations under any Security Document except as expressly provided herein or in such Security Document or (vii) amend any provision relating to the maintenance of collateral under Section 9.4. All amendments approved by the Majority Lenders under this Section 15.8 must be in writing and signed by the Borrower and each of the Lenders. In the event that any Lender is unable to or refuses to sign an amendment approved by the Majority Lenders hereunder, such Lender hereby appoints the Administrative Agent as its Attorney-In-Fact for the purposes of signing such amendment. No provision of this Section 15 or any other provisions relating to an Agent may be modified without the consent of such Agent.

15.9 Assumption re Event of Default. Except as otherwise provided in Section 15.15, each Agent shall be entitled to assume that no Event of Default, or event which with the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred and is continuing, unless such Agent has been notified by any Security Party of such fact, or has been notified by a Lender that such Lender considers that an Event of Default or such an event (specifying in detail the nature thereof) has occurred and is continuing. In the event that an Agent shall have been notified by any Security Party or any Lender in the manner set forth in the preceding sentence of any Event of Default or of an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default, such Agent shall notify the Lenders and shall take action and assert such rights under this Agreement, under the Note and under Security Documents as the Majority Lenders shall request in writing.

15.10 Limitations of Liability. Neither any Agent nor any of the Lenders shall be under any liability or responsibility whatsoever:

(a) to any Security Party or any other person or entity as a consequence of any failure or delay in performance by, or any breach by, any other Lenders or any other person of any of its or their obligations under this Agreement or under any Security Document;

(b) to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, any Security Party of any of its respective obligations under this Agreement, under the Note or under the Security Documents; or

(c) to any Lender or Lenders for any statements, representations or warranties contained in this Agreement, in any Security Document or in any document or instrument delivered in connection with the transaction hereby contemplated; or for the validity, effectiveness, enforceability or sufficiency of this Agreement, the Note, any Security Document or any document or instrument delivered in connection with the transactions hereby contemplated.

15.11 <u>Indemnification of the Agents</u>. The Lenders agree to indemnify each Agent (to the extent not reimbursed by the Security Parties or any thereof), pro rata according to the respective amounts of their Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (including legal fees and expenses incurred in investigating claims and defending itself against such liabilities) which may be imposed on, incurred by or asserted against, such Agent in any way relating to or arising out of this Agreement, the Note or any Security Document, any action taken or omitted by such Agent thereunder or the preparation, administration, amendment or enforcement of, or waiver of any provision of, this Agreement, the Note or any Security Document, except that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent's gross negligence or willful misconduct.

15.12 <u>Consultation with Counsel</u>. Each Agent may consult with legal counsel selected by such Agent and shall not be liable for any action taken, permitted or omitted by it in good faith in accordance with the advice or opinion of such counsel.

15.13 <u>Resignation</u>. Any Agent may resign at any time by giving sixty (60) days' written notice thereof to the other Agent, the Lenders and the Borrower. Upon any such resignation, the Lenders shall have the right to appoint a successor Agent. If no successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within sixty (60) days after the retiring Agent's giving notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent which shall be a bank or trust company of recognized standing. The appointment of any successor Agent shall be subject to the prior written consent of the Borrower, such consent not to be unreasonably withheld. After any retiring Agent's resignation as Agent hereunder, the provisions of this Section 15 shall continue in effect for its benefit with respect to any actions taken or omitted by it while acting as Agent.

15.14 <u>Representations of Lenders</u>. Each Lender represents and warrants to each other Lender and each Agent that:

(a) in making its decision to enter into this Agreement and to make its Commitment available hereunder, it has independently taken whatever steps it considers necessary to evaluate the financial condition and affairs of the Security Parties, that it has made an independent credit judgment and that it has not relied upon any statement, representation or warranty by any other Lender or any Agent; and

(b) so long as any portion of its Commitment remains outstanding, it will continue to make its own independent evaluation of the financial condition and affairs of the Security Parties.

17. MISCELLANEOUS

17.1 Time of Essence. Time is of the essence of this Agreement but no failure or delay on the part of any Lender, the Agents or the Arranger to exercise any power or right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by any Lender, the Agents or the Arranger of any power or right hereunder preclude any other or further exercise thereof or the exercise of any other power or right. The remedies provided herein are cumulative and are not exclusive of any remedies provided by law.

17.2 Unenforceable, etc., Provisions - Effect. In case any one or more of the provisions contained in this Agreement, the Note or in any Security Document would, if given effect, be invalid, illegal or unenforceable in any respect under any law applicable in any relevant jurisdiction, said provision shall not be enforceable against the relevant Security Party, but the validity, legality and enforceability of the remaining provisions herein or therein contained shall not in any way be affected or impaired thereby.

17.3 References. References herein to Sections, Exhibits and Schedules are to be construed as references to sections of, exhibits to, and schedules to, this Agreement, unless the context otherwise requires.

17.4 Further Assurances. The Borrower agrees that if this Agreement or any Security Document shall, in the reasonable opinion of the Lenders, at any time be deemed by the Lenders for any reason insufficient in whole or in part to carry out the true intent and spirit hereof or thereof, it will execute or cause to be executed such other and further assurances and documents as in the opinion of the Lenders may be required in order to more effectively accomplish the purposes of this Agreement, the Note or any Security Document.

17.5 Prior Agreements, Merger. Any and all prior understandings and agreements heretofore entered into between the Security Parties on the one part, and the Agents, the Arranger or the Lenders, on the other part, whether written or oral, are superseded by and merged into this Agreement and the other agreements (the forms of which are exhibited hereto) to be executed and delivered in connection herewith to which the Security Parties, the Arranger, the Agents and/or the Lenders are parties, which alone fully and completely express the agreements between the Security Parties, the Arranger, the Agents and the Lenders.

17.6 Entire Agreement; Amendments. This Agreement constitutes the entire agreement of the parties hereto including all parties added hereto pursuant to an Assignment and Assumption Agreement. Subject to Section 15.8, any provision of this Agreement, the Note or any Security Document may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Borrower, the Administration Agent and the Majority Lenders (and, if the rights or duties of the Security Agent are affected thereby, by such Agent, as applicable). This Agreement may be executed in any number of counterparts, each of will shall be deemed an original, but all such counterparts together shall constitute one and the same instrument.

17.7 Indemnification. The Borrower agree to indemnify each Lender, each Agent and the Arranger, their respective successors and assigns, and their respective officers, directors, employees, representatives and agents (each an "Indemnitee") from, and hold each of them harmless against, any and all losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature whatsoever (including, without limitation, the fees and disbursements of counsel for such Indemnitee in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto) that may at any time (including, without limitation, at any time following the payment of the obligations of the Borrower hereunder) be imposed on, asserted against or incurred by, any Indemnitee as a result of, or arising out of or in any way related to or by reason of, (a) any violation by any Security Party (or any charterer or other operator of any Vessel) of any applicable Environmental Law, (b) any Environmental Claim arising out of the management, use, control, ownership or operation of property or assets by any Security Party (or, after foreclosure, by any Lender, any Agent or any Arranger or any of their respective successors or assigns), (c) the breach of any representation, warranty or covenant set forth in Sections 2.1 (o) or 9.1(j), (d) the Loan (including the use of the proceeds of the Loan and any claim made for any brokerage commission, fee or compensation from any Person), of (e) the execution, delivery, performance or non-performance of this Agreement, the Note, any Security Document, or any of the documents referred to herein or contemplated hereby (whether or not the Indemnitee is a party thereto). If and to the extent that the obligations of the Security Parties under this Section are unenforceable for any reason, the Borrower agree to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable law. The obligations of the Borrower under this Section 17.7 shall survive the termination of this Agreement and the repayment to the Lenders of all amounts owing thereto under or in connection herewith.

17.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall constitute one and the same instrument.

17.9 Headings. In this Agreement, Section headings are inserted for convenience of reference only and shall not be taken into account in the interpretation of this Agreement.

00372.035 #335662

IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives as of the day and year first above written.

CLHASHIP HOLDINGS LTD.

By: ______________________________
Name: Parker S. Wise
Title: Attorney-in-Fact

NORDEA BANK NORGE ASA, acting through its Oslo office,
as Arranger and Administrative Agent

By: ______________________________
Name: Matthew R. Cooley
Title: Attorney-in-Fact

NORDEA BANK NORGE ASA, acting through its New York branch,
as Security Agent

By: ______________________________
Name: Matthew R. Cooley
Title: Attorney-in-Fact

00372.035 #335662

The Lenders:

NORDEA BANK NORGE ASA

By:____________________________
Name: Matthew R. Cooley
Title: Attorney-in-Fact

NORDLANDSBANKEN ASA

By:____________________________
Name: Matthew R. Cooley
Title: Attorney-in-Fact

00372.035 #335662

Schedule 1

Lenders and Commitments

Lenders	Commitment
Nordea Bank Norge ASA P.O. Box 1166 Sentrum 0107 Oslo, Norway Fax: 47 22 48 66 68 Phone: 47 22 48 5000	$24,155,000.00 United States Dollars
Nordlandsbanken ASA PO Box 1213 Vika 0110 Oslo, Norway Fax: 47 22 33 67 10 Phone: 47 22 47 36 00 Attn: Loan Administration	$14,493,000.00 United States Dollars

00372.0035 #335662